FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ITR – Quarterly Information – September 30, 2019 – BRF S.A.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Index

Identification
Capital Stock Breakdown	2
Parent Company Financial Statements
Statement of financial position - Assets	3
Statement of financial position - Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2019 to 09/30/2019	9
Statement of Changes in Shareholders' Equity - from 01/01/2018 to 09/30/2018	10
Statement of Added Value	11
Consolidated Financial Statements
Statement of financial position - Assets	12
Statement of financial position - Liabilities	14
Statement of Income	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2019 to 09/30/2019	19
Statement of Changes in Shareholders' Equity - from 01/01/2018 to 09/30/2018	20
Statement of Added Value	21
Management Report	22
Explanatory Notes	44
Breakdown of the Capital by Owner	123
Declarations and Opinion
Independent auditors’ report on review of interim financial information	124
Opinion of the Audit Committee	126
Statement of Executive Board on the Quartely Financial Information and Independent Auditor's Report on Review of Interim Financial Information	127

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Identification / Capital Stock Breakdown

Number of shares	Current Quarter
(Units)	09.30.19

Paid-in Capital
Common	812,473,246
Preferred	-
Total	812,473,246

Treasury Shares
Common	713,446
Preferred	-
Total	713,446

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of financial position - Assets

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
1	Total Assets	43,786,368	40,280,985
1.01	Current Assets	14,084,002	15,988,059
1.01.01	Cash and Cash Equivalents	3,477,860	3,826,698
1.01.02	Marketable Securities	392,198	303,613
1.01.02.01	Financial Investments Evaluated at Fair Value through Profit and Loss	392,198	295,699
1.01.02.02	Financial Instruments Evaluted at Fair Value through Other Comprehensive Income	-	7,914
1.01.03	Trade Accounts Receivable	3,855,243	5,391,145
1.01.03.01	Trade Accounts Receivable	3,790,099	5,280,864
1.01.03.02	Other Receivables	65,144	110,281
1.01.04	Inventories	3,232,315	2,916,873
1.01.05	Biological Assets	1,485,125	1,459,804
1.01.06	Recoverable Taxes	420,125	750,456
1.01.06.01	Current Recoverable Taxes	420,125	750,456
1.01.06.01.01	Income and social contribution tax (IR/CS)	27,722	410,340
1.01.06.01.03	Recoverable Taxes	418,938	363,273
1.01.06.01.04	Provision for losses	(26,535)	(23,157)
1.01.08	Other Current Assets	1,221,136	1,339,470
1.01.08.02	Assets of Discontinued Operations	47,692	371,187
1.01.08.02.01	Assets Held for Sale	47,692	131,406
1.01.08.02.02	Assets of Discontinued Operations	-	239,781
1.01.08.03	Other	1,173,444	968,283
1.01.08.03.01	Dividends and Interest on Shareholders' Equity Receivable	-	1,178
1.01.08.03.02	Derivative Financial Instruments	102,424	177,344
1.01.08.03.06	Restricted Cash	629,479	256,284
1.01.08.03.10	Other	441,541	533,477
1.02	Non-current Assets	29,702,366	24,292,926
1.02.01	Non-current Assets	8,598,175	7,264,482
1.02.01.01	Financial Instruments Evaluted at Fair Value through Profit and Loss	14,889	90,567
1.02.01.03	Evaluated at Amortized Cost	-	87,697
1.02.01.04	Trade Accounts Receivable	75,932	96,923
1.02.01.04.01	Trade Accounts Receivable	7,131	7,964
1.02.01.04.02	Other Receivables	68,801	88,959
1.02.01.06	Biological Assets	1,007,934	999,396
1.02.01.07	Deferred Taxes	1,422,566	1,517,576
1.02.01.07.01	Deferred Income Tax and Social Contribution	1,422,566	1,517,576
1.02.01.10	Other Non-current Assets	6,076,854	4,472,323
1.02.01.10.03	Judicial Deposits	588,294	669,098
1.02.01.10.04	Income and social contribution tax (IR/CS)	340,778	15,794
1.02.01.10.05	Provision for losses from Income and social contribution tax (IR/CS)	(8,985)	(8,985)
1.02.01.10.06	Recoverable Taxes	5,223,252	3,292,763
1.02.01.10.07	Provision for losses	(149,075)	(152,763)
1.02.01.10.08	Derivative Financial Instruments	197	-
1.02.01.10.09	Restricted Cash	-	584,300
1.02.01.10.10	Other	82,393	72,116
1.02.02	Investments	6,749,277	4,043,558
1.02.02.01	Investments	6,749,277	4,043,558
1.02.02.01.01	Equity in Associates	6,927	12,446
1.02.02.01.02	Interest on Wholly-owned Subsidiaries	6,741,767	4,030,005
1.02.02.01.04	Other	583	1,107
1.02.03	Property, Plant and Equipment, Net	11,186,461	9,831,173
1.02.03.01	Property, Plant and Equipment in Operation	8,958,747	9,205,965
1.02.03.02	Right of Use in Progress	1,918,269	206,578
1.02.03.03	Property, Plant and Equipment in Progress	309,445	418,630
1.02.04	Intangible	3,168,453	3,153,713
1.02.04.01	Intangible	3,168,453	3,153,713
1.02.04.01.02	Software	179,911	173,472
1.02.04.01.03	Trademarks	1,152,885	1,152,885
1.02.04.01.04	Goodwill	1,783,655	1,783,655
1.02.04.01.05	Software Leased	21,140	10,938
1.02.04.01.08	Other	30,862	32,763

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of financial position - Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
2	Total Liabilities	43,786,368	40,280,985
2.01	Current Liabilities	14,776,751	14,857,202
2.01.01	Social and Labor Obligations	221,397	231,808
2.01.01.01	Social Obligations	82,873	95,036
2.01.01.02	Labor Obligations	138,524	136,772
2.01.02	Trade Accounts Payable	6,014,801	5,730,764
2.01.02.01	Domestic Suppliers	5,474,161	5,185,428
2.01.02.01.01	Domestic Suppliers	4,701,089	4,404,864
2.01.02.01.02	Supply Chain Finance	442,609	704,852
2.01.02.01.03	Leasing Liability	330,463	75,712
2.01.02.02	Foreign Suppliers	540,640	545,336
2.01.02.02.01	Foreign Suppliers	364,656	374,888
2.01.02.02.02	Supply Chain Finance	175,984	170,448
2.01.03	Tax Obligations	213,447	262,055
2.01.03.01	Federal Tax Obligations	43,568	70,159
2.01.03.01.02	Other Federal	43,568	70,159
2.01.03.02	State Tax Obligations	167,398	188,910
2.01.03.03	Municipal Tax Obligations	2,481	2,986
2.01.04	Short Term Debts	2,803,640	3,689,173
2.01.04.01	Short Term Debts	2,789,851	3,689,173
2.01.04.01.01	Local Currency	2,236,480	3,077,081
2.01.04.01.02	Foreign Currency	553,371	612,092
2.01.04.02	Debentures	13,789	-
2.01.05	Other Obligations	3,748,218	4,065,244
2.01.05.01	Advances from related parties	2,791,235	3,416,713
2.01.05.01.04	Advances from related parties	2,791,235	3,416,713
2.01.05.02	Other	956,983	648,531
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	-	1,018
2.01.05.02.04	Derivative Financial Instruments	330,457	224,331
2.01.05.02.05	Management and Employees Profit Sharing	171,398	54,350
2.01.05.02.08	Other Obligations	455,128	368,832
2.01.06	Provisions	1,775,248	878,145
2.01.06.01	Tax, Social Security, Labor and Civil Risk Provisions	1,203,904	491,756
2.01.06.01.01	Tax Risk Provisions	644,693	88,885
2.01.06.01.02	Social Security and Labor Risk Provisions	347,040	307,045
2.01.06.01.04	Civil Risk Provisions	212,171	95,826
2.01.06.02	Other Provisons	571,344	386,389
2.01.06.02.04	Vacations & Christmas Bonuses Provisions	480,334	295,379
2.01.06.02.05	Employee Benefits Provisions	91,010	91,010
2.01.07	Liabilities of Discontinued Operations	-	13
2.01.07.01	Liabilities of Discontinued Operations	-	13

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of financial position - Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
2.02	Non-current Liabilities	21,859,696	18,459,156
2.02.01	Long-term Debt	15,666,354	15,354,273
2.02.01.01	Long-term Debt	14,921,214	15,354,273
2.02.01.01.01	Local Currency	6,059,415	7,550,060
2.02.01.01.02	Foreign Currency	8,861,799	7,804,213
2.02.01.02	Debentures	745,140	-
2.02.02	Other Obligations	5,015,258	1,937,199
2.02.02.01	Liabilities with Related Parties	2,637,425	1,169,507
2.02.02.01.04	Advances from Related Parties and Other Liabilities	2,637,425	1,169,507
2.02.02.02	Other	2,377,833	767,692
2.02.02.02.06	Suppliers	13,743	12,803
2.02.02.02.07	Leasing Liability	1,715,320	167,041
2.02.02.02.08	Other Obligations	607,767	587,848
2.02.02.02.09	Derivative Financial Instruments	41,003	-
2.02.04	Provisions	1,178,084	1,167,684
2.02.04.01	Tax, Social Security, Labor and Civil Risk Provisions	833,164	854,329
2.02.04.01.01	Provisions for Tax Contingencies	206,608	141,265
2.02.04.01.02	Social Security and Labor Risk Provisions	203,440	159,668
2.02.04.01.04	Provisions for Civil Contingencies	88,547	183,765
2.02.04.01.05	Contingent Liability	334,569	369,631
2.02.04.02	Other Provisons	344,920	313,355
2.02.04.02.04	Employee Benefits Plans	344,920	313,355
2.03	Shareholders' Equity	7,149,921	6,964,627
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.01.01	Paid-in Capital	12,553,418	12,553,418
2.03.01.02	Cost of Shares Issuance	(92,947)	(92,947)
2.03.02	Capital Reserves	168,896	58,678
2.03.02.01	Goodwill on the Shares Issuance	166,192	166,192
2.03.02.04	Granted Options	269,735	262,306
2.03.02.05	Treasury Shares	(38,239)	(56,676)
2.03.02.07	Gain on Disposal of Shares	(73,094)	(73,094)
2.03.02.08	Goodwill on Acquisition of Non-Controlling Entities	(40,534)	(40,534)
2.03.02.09	Acquisition of Non-Controlling Entities	(114,944)	(199,296)
2.03.02.10	Gain (Loss) by Change of Participation of Controlling Entities	(220)	(220)
2.03.05	Accumulated Earnings (Losses)	(4,715,699)	(4,279,003)
2.03.08	Other Comprehensive Loss	(763,747)	(1,275,519)
2.03.08.01	Derivative Financial Intruments	(553,137)	(396,165)
2.03.08.02	Financial Instruments (FVTOCI)	6,051	(98,451)
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	(198,689)	(752,815)
2.03.08.04	Actuarial Gain (Losses)	(17,972)	(28,088)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07.01.19 to 09.30.19	Accumulated Current Year 01.01.19 to 09.30.19	Previous Quarter 07.01.18 to 09.30.18	Accumulated Previous Year 01.01.18 to 09.30.18
3.01	Net Sales	7,281,753	20,725,547	6,124,996	17,656,588
3.02	Cost of Goods Sold	(5,711,393)	(16,631,063)	(5,481,918)	(15,874,738)
3.03	Gross Profit	1,570,360	4,094,484	643,078	1,781,850
3.04	Operating (Expenses) Income	315,775	(1,231,613)	(895,107)	(2,080,999)
3.04.01	Selling	(988,092)	(2,876,028)	(797,659)	(2,360,767)
3.04.02	General and Administrative	(95,085)	(272,518)	(82,182)	(202,106)
3.04.03	Impairment Loss on Trade and Other Receivables	(12,576)	(20,149)	(4,115)	(20,290)
3.04.04	Other Operating Income	506,473	1,245,476	26,128	105,815
3.04.05	Other Operating Expenses	(220,639)	(784,126)	(106,167)	(211,296)
3.04.06	Income from Associates and Joint Ventures	1,125,694	1,475,732	68,888	607,645
3.05	Income (Loss) Before Financial and Tax Results	1,886,135	2,862,871	(252,029)	(299,149)
3.06	Financial Results	(1,096,096)	(2,125,547)	(627,450)	(2,102,510)
3.06.01	Financial Income	738,744	1,213,358	260,305	809,169
3.06.02	Financial Expenses	(1,834,840)	(3,338,905)	(887,755)	(2,911,679)
3.07	Income (Loss) Before Taxes	790,039	737,324	(879,479)	(2,401,659)
3.08	Income and Social Contribution	(354,931)	(226,385)	28,512	(51,462)
3.08.01	Current	904	904	-	-
3.08.02	Deferred	(355,835)	(227,289)	28,512	(51,462)
3.09	Income (Loss) from Continued Operations	435,108	510,939	(850,967)	(2,453,121)
3.10	Net Income/Loss from Discontinued Operations	(141,201)	(895,142)	51,986	101,319
3.11	Income (Loss)	293,907	(384,203)	(798,981)	(2,351,802)
3.99	Earnings per Share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic
3.99.01.01	ON	0.36216	(0.47347)	(0.98484)	(2.89897)
3.99.02	Earning per Share - Diluted
3.99.02.01	ON	0.36216	(0.47347)	(0.98484)	(2.89897)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07.01.19 to 09.30.19	Accumulated Current Year 01.01.19 to 09.30.19	Previous Quarter 07.01.18 to 09.30.18	Accumulated Previous Year 01.01.18 to 09.30.18
4.01	Income (Loss)	293,907	(384,203)	(798,981)	(2,351,802)
4.02	Other Comprehensive Income	(359,245)	459,279	(216,602)	(675,801)
4.02.01	Gains (Losses) in Foreign Currency Translation Adjustments	(105,041)	554,126	(558,146)	(704,630)
4.02.03	Gains (Losses) on Marketable Securities at FVTOCI	5,828	100,961	(19,251)	(139,348)
4.02.04	Taxes on Unrealized Gains (Losses) on Marketable Securities at FVTOCI	(12,581)	(48,952)	6,605	23,841
4.02.05	Unrealized Gains (Losses) on Cash Flow Hedge	(382,030)	(238,553)	169,742	(157,420)
4.02.06	Taxes on Unrealized Gains (Losses) on Cash Flow Hedge	129,774	81,581	(56,557)	53,916
4.02.07	Actuarial Gains on Pension and Post-employment Plans	7,232	16,322	5,947	16,923
4.02.08	Taxes on Realized Gains on Pension Post-employment Plans	(2,427)	(6,206)	(2,162)	(6,303)
4.02.11	Restatement by Hyperinflation	-	-	237,220	237,220
4.03	Comprehensive Income (Loss)	(65,338)	75,076	(1,015,583)	(3,027,603)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Cash Flow (Indirect method)

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01.01.19 to 09.30.19	Accumulated Previous Year 01.01.18 to 09.30.18
6.01	Operating Activities from Continued Operations	1,293,887	168,422
6.01.01	Cash from Operations	2,979,276	660,888
6.01.01.01	Income (Loss) of continuing operations	510,939	(2,453,121)
6.01.01.03	Depreciation and Amortization	949,094	574,564
6.01.01.04	Depreciation and Depletion of Biological Assets	548,821	444,464
6.01.01.05	Result on Disposals of Property, Plant and Equipments	(11,146)	16,395
6.01.01.06	Gains in Tax Lawsuit	(1,174,376)	-
6.01.01.08	Deferred Income Tax	227,289	51,462
6.01.01.09	Provision for Tax, Civil and Labor Risks	684,073	176,957
6.01.01.10	Financial Results, Net	2,125,547	2,102,510
6.01.01.11	Income from Associates and Joint Ventures	(1,475,732)	(607,645)
6.01.01.12	Provision for Losses in Inventories	108,028	220,957
6.01.01.17	Others	486,739	134,345
6.01.02	Changes in Operating Assets and Liabilities	(1,633,412)	(1,293,218)
6.01.02.01	Trade Accounts Receivable	1,482,653	2,462,401
6.01.02.02	Inventories	(412,924)	(649,194)
6.01.02.03	Trade Accounts Payable	(142,580)	(573,776)
6.01.02.05	Supply Chain Finance	(251,978)	171,848
6.01.02.06	Payment of Tax, Civil and Labor Risks Provisions	(491,764)	(234,887)
6.01.02.07	Others Operating Assets and Liabilities	(1,088,265)	(1,892,952)
6.01.02.08	Investment in Securities at FVTPL	(89,046)	(148,800)
6.01.02.09	Redemption of Securities at FVTPL	28,566	13,428
6.01.02.13	Payment of Interest	(762,147)	(599,550)
6.01.02.15	Dividends and Interest on Shareholders' Equity Received	9,425	10,912
6.01.02.16	Biological assets - Current	(25,321)	41,678
6.01.02.17	Interest received	109,969	105,674
6.01.03	Other	(51,977)	800,752
6.01.03.01	Net Cash Provided by (used in) Operating Activities from Discontinued Operations	(51,977)	800,752
6.02	Net Cash provided by (used in) Investing Activities	79,289	(1,167,291)
6.02.02	Redemptions of Securities at Amortized Cost	89,046	-
6.02.03	Investments in Securities at FVTOCI	-	(5,035)
6.02.04	Redemptions of Securities at FVTOCI	209,448	140,886
6.02.05	Redemptions (Investments) in Restricted Cash	235,754	(282,673)
6.02.06	Additions to Property, Plant and Equipment	(246,969)	(349,727)
6.02.07	Receivable from Disposals of Property, Plant and Equipment and Investment	212,404	46,104
6.02.08	Capital increase in subsidiaries	-	(125,751)
6.02.09	Additions to Intangible	(53,336)	(15,675)
6.02.10	Additions to Biological Assets - Non-current	(543,074)	(424,656)
6.02.11	Sale (aquisition) of Participation in Joint Ventures and Associated Entities	(2,728)	5,104
6.02.16	Net Cash Provided (used in) Investing Activities from Discontinued Operations	180,303	(155,868)
6.02.17	Advance for Future Capital Increase	(1,559)	-
6.03	Net Cash Used in Financing Activities	(1,743,567)	142,731
6.03.01	Proceeds from Debt Issuance	4,743,866	5,352,686
6.03.02	Payment of Debt	(6,146,887)	(5,138,559)
6.03.11	Lease	(340,546)	(71,396)
6.04	Exchange Rate Variation on Cash and Cash Equivalents	21,553	2,836
6.05	Increase (Decrease) in Cash and Cash Equivalents	(348,838)	(853,302)
6.05.01	At the Beginning of the Period	3,826,698	3,584,701
6.05.02	At the End of the Period	3,477,860	2,731,399

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Changes in Shareholders’ Equity for the Period from 01/01/2019 to 09/30/2019

(in thousands of Brazilian Reais)

Account Code	Account Description	Paid-in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2019	12,460,471	58,678	-	(4,279,003)	(1,275,519)	6,964,627
5.03	Opening Balance Adjusted	12,460,471	58,678	-	(4,279,003)	(1,275,519)	6,964,627
5.04	Share-based Payments	-	110,218	-	-	-	110,218
5.04.03	Options Granted	-	25,866	-	-	-	25,866
5.04.12	Acquisition of Non-Controlling Entities	-	84,352	-	-	-	84,352
5.05	Total Comprehensive Loss	-	-	-	(436,696)	511,772	75,076
5.05.01	Loss for the Period	-	-	-	(384,203)	-	(384,203)
5.05.02	Other Comprehensive Loss	-	-	-	(52,493)	511,772	459,279
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(238,553)	(238,553)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	81,581	81,581
5.05.02.06	Unrealized Gains on Marketable Securities at FVTOCI	-	-	-	-	153,454	153,454
5.05.02.07	Tax on Unrealized Losses on Marketable Securities at FVTOCI	-	-	-	-	(48,952)	(48,952)
5.05.02.08	Actuarial Gains on Pension and Post-employment Plans	-	-	-	-	10,116	10,116
5.05.02.09	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	554,126	554,126
5.05.02.10	Realized Loss on Marketable Securities at FVTOCI	-	-	-	(52,493)	-	(52,493)
5.07	Balance at September 30, 2019	12,460,471	168,896	-	(4,715,699)	(763,747)	7,149,921

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Changes in Shareholders’ Equity for the Period from 01/01/2018 to 09/30/2018

(in thousands of Brazilian Reais)

Account Code	Account Description	Paid-in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2018	12,460,471	43,614	101,367	-	(1,405,241)	11,200,211
5.02	Previous Year Adjustment	-	-	-	444,027	-	444,027
5.02.01	Adoption of IFRS 9	-	-	-	(15,696)	-	(15,696)
5.02.02	Restatement by Hyperinflation	-	-	-	459,723		459,723
5.03	Opening Balance Adjusted	12,460,471	43,614	101,367	444,027	(1,405,241)	11,644,238
5.04	Share-based Payments	-	8,580	-	-	-	8,580
5.04.03	Options Granted	-	4,120	-	-	-	4,120
5.04.05	Treasury Shares Sold	-	4,460	-	-	-	4,460
5.05	Total Comprehensive Loss	-	-	-	(2,415,778)	(611,825)	(3,027,603)
5.05.01	Loss for the Period	-	-	-	(2,351,802)	-	(2,351,802)
5.05.02	Other Comprehensive Loss	-	-	-	(63,976)	(611,825)	(675,801)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(157,420)	(157,420)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	53,916	53,916
5.05.02.06	Unrealized Losses on Marketable Securities at FVTOCI	-	-	-	-	(75,372)	(75,372)
5.05.02.07	Tax on Unrealized Losses on Marketable Securities at FVTOCI					23,841	23,841
5.05.02.08	Actuarial gains on pension and post-employment plans	-	-	-	-	10,620	10,620
5.05.02.09	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(704,630)	(704,630)
5.05.02.10	Realized Loss on Marketable Securities at FVTOCI	-	-	-	(63,976)	-	(63,976)
5.05.02.11	Restatement by Hyperinflation	-	-	-	-	237,220	237,220
5.07	Balance at September 30, 2018	12,460,471	52,194	101,367	(1,971,751)	(2,017,066)	8,625,215

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Parent Company FS / Statement of Value Added

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01.01.19 to 09.30.19	Accumulated Previous Year 01.01.18 to 09.30.18
7.01	Revenues	23,935,487	20,069,140
7.01.01	Sales of Goods, Products and Services	23,072,578	19,904,719
7.01.02	Other Income	651,161	(126,023)
7.01.03	Revenue Related to Construction of Own Assets	239,138	335,644
7.01.04	Allowance for Doubtful Accounts	(27,390)	(45,200)
7.02	Raw Material Acquired from Third Parties	(14,722,520)	(14,591,190)
7.02.01	Costs of Products and Goods Sold	(12,648,207)	(12,242,088)
7.02.02	Materials, Energy, Third Parties Services and Other	(2,132,409)	(1,805,846)
7.02.03	Reversal (Provision) for Inventories Losses	58,096	(543,256)
7.03	Gross Added Value	9,212,967	5,477,950
7.04	Retentions	(1,497,915)	(1,019,028)
7.04.01	Depreciation, Amortization and Exhaustion	(1,497,915)	(1,019,028)
7.05	Net Added Value	7,715,052	4,458,922
7.06	Received from Third Parties	2,687,882	1,419,104
7.06.01	Income from Associates and Joint Ventures	1,475,732	607,645
7.06.02	Financial Income	1,213,358	809,169
7.06.03	Other	(1,208)	2,290
7.07	Added Value to be Distributed	10,402,934	5,878,026
7.08	Distribution of Added Value	10,402,934	5,878,026
7.08.01	Payroll	3,583,217	2,716,313
7.08.01.01	Salaries	2,686,256	1,974,733
7.08.01.02	Benefits	722,921	591,686
7.08.01.03	Government Severance Indemnity Fund for Employees Guarantee Fund for Length of Service - FGTS	174,040	149,894
7.08.02	Taxes, Fees and Contributions	2,867,064	2,552,719
7.08.02.01	Federal	1,318,849	1,113,705
7.08.02.02	State	1,516,689	1,415,353
7.08.02.03	Municipal	31,526	23,661
7.08.03	Capital Remuneration from Third Parties	3,441,714	3,062,115
7.08.03.01	Interests	3,353,677	2,924,331
7.08.03.02	Rents	88,037	137,784
7.08.04	Interest on Own Capital	510,939	(2,453,121)
7.08.04.03	Income (Loss) of the Period	510,939	(2,453,121)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of financial position - Assets

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
1	Total Assets	43,351,458	42,382,377
1.01	Current Assets	17,013,842	19,030,900
1.01.01	Cash and Cash Equivalents	6,206,248	4,869,562
1.01.02	Marketable Securities	414,223	507,035
1.01.02.01	Measured at Fair Value through Profit and Loss	394,553	295,699
1.01.02.02	Financial Instruments Evaluted at Fair Value through Other Comprehensive Income	19,670	24,312
1.01.02.03	Evaluated at Amortized Cost	-	187,024
1.01.03	Trade Accounts Receivable	2,182,148	2,720,041
1.01.03.01	Trade Accounts Receivable	2,112,917	2,604,928
1.01.03.02	Other Receivables	69,231	115,113
1.01.04	Inventories	4,492,165	3,877,294
1.01.05	Biological Assets	1,559,119	1,513,133
1.01.06	Recoverable Taxes	756,709	1,066,872
1.01.06.01	Current Recoverable Taxes	756,709	1,066,872
1.01.06.01.01	Income and social contribution tax (IR/CS)	144,608	506,483
1.01.06.01.03	Recoverable Taxes	638,636	583,551
1.01.06.01.04	Provision for losses	(26,535)	(23,162)
1.01.08	Other Current Assets	1,403,230	4,476,963
1.01.08.02	Assets of Discontinued Operations	75,454	3,326,305
1.01.08.02.01	Assets Held for Sale	75,454	169,798
1.01.08.02.02	Assets of Discontinued Operations	-	3,156,507
1.01.08.03	Other	1,327,776	1,150,658
1.01.08.03.01	Dividends and Interest on Shareholders' Equity Receivable	-	7,304
1.01.08.03.02	Derivative Financial Instruments	103,891	182,339
1.01.08.03.06	Restricted Cash	629,479	277,321
1.01.08.03.10	Other	594,406	683,694
1.02	Non-current Assets	26,337,616	23,351,477
1.02.01	Non-current Assets	9,018,357	7,549,076
1.02.01.01	Financial Instruments Evaluated at Fair Value through Profit and Loss	14,889	14,699
1.02.01.02	Financial Instruments Evaluted at Fair Value through Other Comprehensive Income	29,268	131,555
1.02.01.03	Evaluated at Amortized Cost	274,422	144,371
1.02.01.04	Trade Accounts Receivable	77,161	96,922
1.02.01.04.01	Trade Accounts Receivable	8,360	7,963
1.02.01.04.02	Other Receivables	68,801	88,959
1.02.01.06	Biological Assets	1,073,108	1,061,314
1.02.01.07	Deferred Taxes	1,458,643	1,519,652
1.02.01.07.01	Deferred Income Tax and Social Contribution	1,458,643	1,519,652
1.02.01.10	Other Non-current Assets	6,090,866	4,580,563
1.02.01.10.03	Judicial Deposits	588,368	669,098
1.02.01.10.04	Income and social contribution tax (IR/CS)	342,375	16,275
1.02.01.10.05	Provision for losses from Income and social contribution tax (IR/CS)	(9,029)	(9,029)
1.02.01.10.06	Recoverable Taxes	5,226,263	3,295,310
1.02.01.10.07	Provision for losses	(149,558)	(152,763)
1.02.01.10.08	Derivative Financial Instruments	197	-
1.02.01.10.09	Restricted Cash	-	584,300
1.02.01.10.10	Other	92,250	177,372

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of financial position - Assets

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
1.02.02	Investments	14,587	86,005
1.02.02.01	Investments	7,511	78,719
1.02.02.01.01	Equity in Associates	6,927	77,605
1.02.02.01.05	Other	584	1,114
1.02.02.02	Investments Property	7,076	7,286
1.02.02.02.01	Investments Property	7,076	7,286
1.02.03	Property, Plant and Equipment, Net	12,258,788	10,696,998
1.02.03.01	Property, Plant and Equipment in Operation	9,826,926	10,080,724
1.02.03.02	Right of Use in Progress	2,112,309	206,578
1.02.03.03	Property, Plant and Equipment in Progress	319,553	409,696
1.02.04	Intangible	5,045,884	5,019,398
1.02.04.01	Intangible	5,045,884	5,019,398
1.02.04.01.02	Software	188,460	205,148
1.02.04.01.03	Trademarks	1,337,262	1,336,162
1.02.04.01.04	Goodwill	2,751,680	2,694,965
1.02.04.01.05	Software Leased	21,140	10,938
1.02.04.01.08	Other	747,342	772,185

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of financial position - Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
2	Total Liabilities	43,351,458	42,382,377
2.01	Current Liabilities	13,633,561	14,488,640
2.01.01	Social and Labor Obligations	237,443	248,567
2.01.01.01	Social Obligations	89,187	100,586
2.01.01.02	Labor Obligations	148,256	147,981
2.01.02	Trade Accounts Payable	6,703,845	6,438,217
2.01.02.01	Domestic Suppliers	5,477,222	5,188,331
2.01.02.01.01	Domestic Suppliers	4,704,150	4,407,767
2.01.02.01.02	Supply Chain Finance	442,609	704,852
2.01.02.01.03	Leasing Liability	330,463	75,712
2.01.02.02	Foreign Suppliers	1,226,623	1,249,886
2.01.02.02.01	Foreign Suppliers	976,926	1,079,438
2.01.02.02.02	Supply Chain Finance	175,984	170,448
2.01.02.02.03	Leasing Liability	73,713	-
2.01.03	Tax Obligations	457,932	402,971
2.01.03.01	Federal Tax Obligations	173,094	146,893
2.01.03.01.01	Income and Social Contribution Payable	127,029	74,392
2.01.03.01.02	Other Federal	46,065	72,501
2.01.03.02	State Tax Obligations	282,343	253,093
2.01.03.03	Municipal Tax Obligations	2,495	2,985
2.01.04	Short Term Debts	3,242,968	4,547,389
2.01.04.01	Short Term Debts	3,229,179	4,547,389
2.01.04.01.01	Local Currency	2,236,480	3,077,080
2.01.04.01.02	Foreign Currency	992,699	1,470,309
2.01.04.02	Debentures	13,789	-
2.01.05	Other Obligations	1,194,914	823,206
2.01.05.02	Other	1,194,914	823,206
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	-	6,247
2.01.05.02.04	Derivative Financial Instruments	339,834	235,035
2.01.05.02.05	Management and Employees Profit Sharing	172,754	63,653
2.01.05.02.08	Other Obligations	682,326	518,271
2.01.06	Provisions	1,796,459	896,761
2.01.06.01	Tax, Social Security, Labor and Civil Risk Provisions	1,206,994	495,584
2.01.06.01.01	Tax Risk Provisions	644,693	88,884
2.01.06.01.02	Social Security and Labor Risk Provisions	349,278	308,845
2.01.06.01.04	Civil Risk Provisions	213,023	97,855
2.01.06.02	Other Provisons	589,465	401,177
2.01.06.02.04	Vacations & Christmas Bonuses Provisions	494,459	306,449
2.01.06.02.05	Employee Benefits Provisions	95,006	94,728
2.01.07	Liabilities of Discontinued Operations	-	1,131,529
2.01.07.01	Liabilities of Discontinued Operations	-	1,131,529

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of financial position - Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 09.30.19	Previous Year 12.31.18
2.02	Non-current Liabilities	22,298,353	20,361,960
2.02.01	Long-term Debt	17,834,156	17,618,055
2.02.01.01	Long-term Debt	17,089,016	17,618,055
2.02.01.01.01	Local Currency	6,059,415	7,550,060
2.02.01.01.02	Foreign Currency	11,029,601	10,067,995
2.02.01.02	Debentures	745,140	-
2.02.02	Other Obligations	3,118,191	1,450,041
2.02.02.02	Other	3,118,191	1,450,041
2.02.02.02.06	Suppliers	13,743	12,803
2.02.02.02.07	Leasing Liability	1,839,731	167,041
2.02.02.02.08	Other Obligations	1,223,714	1,270,197
2.02.02.02.09	Derivative Financial Instruments	41,003	-
2.02.03	Deferred Taxes	88,884	65,774
2.02.03.01	Deferred Income Tax and Social Contribution	88,884	65,774
2.02.04	Provisions	1,257,122	1,228,090
2.02.04.01	Tax, Social Security, Labor and Civil Risk Provisions	833,487	854,667
2.02.04.01.01	Provisions for Tax Contingencies	206,767	141,265
2.02.04.01.02	Social Security and Labor Risk Provisions	203,504	159,668
2.02.04.01.04	Provisions for Civil Contingencies	88,547	184,103
2.02.04.01.05	Contingent Liabilities	334,669	369,631
2.02.04.02	Other Provisons	423,635	373,423
2.02.04.02.04	Employee Benefits Plans	423,635	373,423
2.03	Shareholders' Equity	7,419,544	7,531,777
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.01.01	Paid-in Capital	12,553,418	12,553,418
2.03.01.02	Cost of Shares Issuance	(92,947)	(92,947)
2.03.02	Capital Reserves	168,896	58,678
2.03.02.01	Goodwill on the Shares Issuance	166,192	166,192
2.03.02.04	Granted Options	269,735	262,306
2.03.02.05	Treasury Shares	(38,239)	(56,676)
2.03.02.07	Gain on Disposal of Shares	(73,094)	(73,094)
2.03.02.08	Goodwill on Acquisition of Non-Controlling Interests	(40,534)	(40,534)
2.03.02.09	Acquisition of Non-Controlling Interests	(114,944)	(199,296)
2.03.02.10	Gain/Loss on Change of Controlling Entities	(220)	(220)
2.03.05	Accumulated Earnings (Losses)	(4,715,699)	(4,279,003)
2.03.08	Other Comprehensive Loss	(763,747)	(1,275,519)
2.03.08.01	Derivative Financial Intruments	(553,137)	(396,165)
2.03.08.02	Financial Instruments (FVTOCI)	6,051	(98,451)
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	(198,689)	(752,815)
2.03.08.04	Actuarial Gain (Losses)	(17,972)	(28,088)
2.03.09	Non-controlling Interest	269,623	567,150

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07.01.19 to 09.30.19	Accumulated Current Year 01.01.19 to 09.30.19	Previous Quarter 07.01.18 to 09.30.18	Accumulated Previous Year 01.01.18 to 09.30.18
3.01	Net Sales	8,459,486	24,156,745	7,801,896	21,899,269
3.02	Cost of Goods Sold	(6,363,893)	(18,452,433)	(6,478,354)	(18,601,973)
3.03	Gross Profit	2,095,593	5,704,312	1,323,542	3,297,296
3.04	Operating (Expenses) Income	(1,029,627)	(3,550,107)	(1,342,102)	(3,784,631)
3.04.01	Selling	(1,160,295)	(3,552,367)	(1,127,935)	(3,266,459)
3.04.02	General and Administrative	(141,729)	(419,115)	(147,369)	(381,617)
3.04.03	Impairment Loss on Trade and Other Receivables	(16,238)	(20,036)	(7,307)	(32,931)
3.04.04	Other Operating Income	525,659	1,266,875	38,192	113,372
3.04.05	Other Operating Expenses	(236,312)	(823,727)	(103,113)	(231,289)
3.04.06	Income from Associates and Joint Ventures	(712)	(1,737)	5,430	14,293
3.05	Income (Loss) Before Financial and Tax Results	1,065,966	2,154,205	(18,560)	(487,335)
3.06	Financial Results	(256,689)	(1,324,276)	(642,479)	(1,884,496)
3.06.01	Financial Income	1,449,182	2,017,446	374,451	1,295,772
3.06.02	Financial Expenses	(1,705,871)	(3,341,722)	(1,016,930)	(3,180,268)
3.07	Income (Loss) Before Taxes	809,277	829,929	(661,039)	(2,371,831)
3.08	Income and Social Contribution	(363,672)	(306,579)	(198,519)	(55,386)
3.08.01	Current	(11,560)	(98,398)	48,944	(16,350)
3.08.02	Deferred	(352,112)	(208,181)	(247,463)	(39,036)
3.09	Income (Loss) from Continued Operations	445,605	523,350	(859,558)	(2,427,217)
3.10	Net Income/Loss from Discontinued Operations	(141,201)	(906,323)	47,105	86,310
3.11	Income/Loss	304,404	(382,973)	(812,453)	(2,340,907)
3.11.01	Attributable to: Controlling Shareholders	293,907	(384,203)	(798,981)	(2,351,802)
3.11.02	Attributable to: Non-controlling Interest	10,497	1,230	(13,472)	10,895
3.99	Earnings per Share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic				-
3.99.01.01	ON	0.36216	(0.47347)	(0.98484)	(2.89897)
3.99.02	Earning per Share - Diluted
3.99.02.01	ON	0.36216	(0.47347)	(0.98484)	(2.89897)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07.01.19 to 09.30.19	Accumulated Current Year 01.01.19 to 09.30.19	Previous Quarter 07.01.18 to 09.30.18	Accumulated Previous Year 01.01.18 to 09.30.18
4.01	Income (Loss)	304,404	(382,973)	(812,453)	(2,340,907)
4.02	Other Comprehensive Income	(337,940)	438,898	(185,846)	(584,191)
4.02.01	Gains (Losses) in Foreign Currency Translation Adjustments	(83,722)	534,114	(527,390)	(613,020)
4.02.03	Gains (Losses) on Marketable Securities at FVTOCI	5,828	100,961	(19,251)	(139,348)
4.02.04	Taxes on Unrealized Gains (Losses) on Marketable Securities at FVTOCI	(12,581)	(48,952)	6,605	23,841
4.02.05	Unrealized Gains (Losses) on Cash Flow Hedge	(382,061)	(238,584)	169,742	(157,420)
4.02.06	Taxes on Unrealized Gains (Losses) on Cash Flow Hedge	129,774	81,581	(56,557)	53,916
4.02.07	Actuarial Gains on Pension and Post-employment Plans	7,253	15,899	5,947	16,923
4.02.08	Taxes on Realized Gains on Pension Post-employment Plans	(2,431)	(6,121)	(2,162)	(6,303)
4.02.11	Restatement by Hyperinflation	-	-	237,220	237,220
4.03	Comprehensive Income (Loss)	(33,536)	55,925	(998,299)	(2,925,098)
4.03.01	Attributable to: BRF Shareholders	(65,338)	75,076	(1,015,583)	(3,027,603)
4.03.02	Attributable to: Non-controlling Interests	31,802	(19,151)	17,284	102,505

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Cash Flow (Indirect method)

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01.01.19 to 09.30.19	Accumulated Previous Year 01.01.18 to 09.30.18
6.01	Operating Activities from Continued Operations	2,190,634	144,937
6.01.01	Cash from Operations	3,910,680	1,434,805
6.01.01.01	Income (Loss) of continuing operations	523,350	(2,427,217)
6.01.01.03	Depreciation and Amortization	1,116,508	714,662
6.01.01.04	Depreciation and Depletion of Biological Assets	600,926	592,396
6.01.01.05	Result on Disposals of Property, Plant and Equipments	(2,925)	18,180
6.01.01.06	Gains in Tax Lawsuit	(1,174,376)	-
6.01.01.08	Deferred Income Tax	208,181	39,036
6.01.01.09	Provision for Tax, Civil and Labor Risks	705,701	200,053
6.01.01.10	Financial Results, Net	1,324,276	1,884,496
6.01.01.11	Income from Associates and Joint Ventures	1,737	(14,293)
6.01.01.12	Provision for Losses in Inventories	116,558	261,022
6.01.01.17	Others	490,744	166,470
6.01.02	Changes in Operating Assets and Liabilities	(1,610,812)	(1,372,443)
6.01.02.01	Trade Accounts Receivable	738,405	571,009
6.01.02.02	Inventories	(695,948)	(939,258)
6.01.02.03	Trade Accounts Payable	(358,497)	(787,791)
6.01.02.05	Supply Chain Finance	(251,950)	185,663
6.01.02.06	Payment of Tax, Civil and Labor Risks Provisions	(491,764)	(253,770)
6.01.02.07	Others Operating Assets and Liabilities	311,241	670,993
6.01.02.11	Investment of Measured at FVPL	(92,911)	(148,801)
6.01.02.12	Redemption of Measured at FVPL	29,701	13,429
6.01.02.13	Payment of Interest	(909,814)	(858,309)
6.01.02.14	Payment of Income Tax and Social Contribution	(90)	(296)
6.01.02.15	Dividends and Interest on Shareholders' Equity Received	15,551	10,910
6.01.02.16	Biological assets - Current	(44,356)	30,563
6.01.02.17	Interest received	139,620	133,215
6.01.03	Other	(109,234)	82,575
6.01.03.01	Net Cash Provided (used in) Operating Activities from Discontinued Operations	(109,234)	82,575
6.02	Net Cash Provided by (used in) Investing Activities	1,467,666	(1,310,648)
6.02.01	Investments in Securities at Amortized Cost	(15,362)	(213,697)
6.02.02	Redemptions of Securities at Amortized Cost	95,638	156,620
6.02.03	Investments in Securities at FVTOCI	-	(5,035)
6.02.04	Redemptions of Securities at FVTOCI	264,965	140,886
6.02.05	Redemptions (Investments) in Restricted Cash	256,442	(283,582)
6.02.06	Additions to Property, Plant and Equipment	(271,127)	(437,831)
6.02.07	Receivable from Disposals of Property, Plant and Equipment and Investment	187,110	46,104
6.02.09	Additions to Intangible	(54,621)	(17,045)
6.02.10	Additions to Biological Assets - Non-current	(597,942)	(639,571)
6.02.11	Sale (aquisition) of Participation in Joint Ventures and Associated Entities	(2,728)	5,104
6.02.16	Net Cash Provided (used in) Investing Activities from Discontinued Operations	1,605,291	(62,601)
6.03	Net Cash used in Financing Activities	(2,612,716)	(521,934)
6.03.01	Proceeds from Debt Issuance	4,964,243	5,520,639
6.03.02	Payment of Debt	(6,992,161)	(5,851,703)
6.03.09	Acquisition of Non-Controlling Interests	(183,672)	-
6.03.10	Net cash provided (used in) by financing activities from discontinued operations	1,567	(116,711)
6.03.11	Lease	(402,693)	(74,159)
6.04	Exchange Rate Variation on Cash and Cash Equivalents	124,653	100,911
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,170,237	(1,586,734)
6.05.01	At the Beginning of the Period	5,036,011	6,010,829
6.05.02	At the End of the Period	6,206,248	4,424,095

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Changes in Shareholders’ Equity for the period from 01/01/2019 to 09/30/2019

(in thousands of Brazilian Reais)

Account Code	Account Description	Paid-in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings	Other Comprehensive Income	Shareholders' Equity	Non-Controlling Interests	Total Shareholders' Equity
5.01	Balance at January 1, 2019	12,460,471	58,678	-	(4,279,003)	(1,275,519)	6,964,627	567,150	7,531,777
5.03	Opening Balance Adjusted	12,460,471	58,678	-	(4,279,003)	(1,275,519)	6,964,627	567,150	7,531,777
5.04	Share-based Payments	-	110,218	-	-	-	110,218	(278,376)	(168,158)
5.04.03	Options Granted	-	25,866	-	-	-	25,866	-	25,866
5.04.06	Dividends						-	(1,552)	(1,552)
5.04.13	Acquisition/Sale of Non-Controlling Interests	-	84,352	-	-	-	84,352	(276,824)	(192,472)
5.05	Total Comprehensive Loss	-	-	-	(436,696)	511,772	75,076	(19,151)	55,925
5.05.01	Income (Loss) for the Period	-	-	-	(384,203)	-	(384,203)	1,230	(382,973)
5.05.02	Other Comprehensive Loss	-	-	-	(52,493)	511,772	459,279	(20,381)	438,898
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(238,553)	(238,553)	(31)	(238,584)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	81,581	81,581	-	81,581
5.05.02.06	Unrealized Gains on Marketable Securities at FVTOCI	-	-	-	-	153,454	153,454	-	153,454
5.05.02.07	Tax on Unrealized Gains on Marketable Securities at FVTOCI	-	-	-	-	(48,952)	(48,952)	-	(48,952)
5.05.02.08	Actuarial Gains on Pension and Post-employment Plans	-	-	-	-	10,116	10,116	(338)	9,778
5.05.02.09	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	554,126	554,126	(20,012)	534,114
5.05.02.10	Realized Loss on Marketable Securities at FVTOCI	-	-	-	(52,493)	-	(52,493)	-	(52,493)
5.07	Balance at September 30, 2019	12,460,471	168,896	-	(4,715,699)	(763,747)	7,149,921	269,623	7,419,544

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Changes in Shareholders’ Equity for the period from 01/01/2018 to 09/30/2018

(in thousands of Brazilian Reais)

Account Code	Account Description	Paid-in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings	Other Comprehensive Income	Shareholders' Equity	Non-Controlling Interests	Total Shareholders' Equity
5.01	Balance at January 1, 2018	12,460,471	43,614	101,367	-	(1,405,241)	11,200,211	512,571	11,712,782
5.02	Previous Year Adjustment	-	-	-	444,027	-	444,027	-	444,027
5.02.01	Adoption of IFRS 9	-	-	-	(15,696)	-	(15,696)	-	(15,696)
5.02.02	Restatement by Hyperinflation	-	-	-	459,723	-	459,723	-	459,723
5.03	Opening Balance Adjusted	12,460,471	43,614	101,367	444,027	(1,405,241)	11,644,238	512,571	12,156,809
5.04	Share-based Payments	-	8,580	-	-	-	8,580	-	8,580
5.04.03	Options Granted	-	4,120	-	-	-	4,120	-	4,120
5.04.05	Treasury Shares Sold	-	4,460	-	-	-	4,460	-	4,460
5.05	Total Comprehensive Loss	-	-	-	(2,415,778)	(611,825)	(3,027,603)	102,505	(2,925,098)
5.05.01	Income (Loss) for the Period	-	-	-	(2,351,802)	-	(2,351,802)	10,895	(2,340,907)
5.05.02	Other Comprehensive Loss	-	-	-	(63,976)	(611,825)	(675,801)	91,610	(584,191)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(157,420)	(157,420)	-	(157,420)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	53,916	53,916	-	53,916
5.05.02.06	Unrealized Losses on Marketable Securities at FVTOCI	-	-	-	-	(75,372)	(75,372)	-	(75,372)
5.05.02.07	Tax on Unrealized Losses on Marketable Securities at FVTOCI	-	-	-	-	23,841	23,841	-	23,841
5.05.02.08	Actuarial gains on pension and post-employment plans	-	-	-	-	10,620	10,620	-	10,620
5.05.02.09	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(704,630)	(704,630)	91,610	(613,020)
5.05.02.10	Realized Loss on Marketable Securities at FVTOCI	-	-	-	(63,976)	-	(63,976)	-	(63,976)
5.05.02.11	Restatement by Hyperinflation	-	-	-	-	237,220	237,220	-	237,220
5.07	Balance at September 30, 2018	12,460,471	52,194	101,367	(1,971,751)	(2,017,066)	8,625,215	615,076	9,240,291

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01.01.19 to 09.30.19	Accumulated Previous Year 01.01.18 to 09.30.18
7.01	Revenues	27,637,980	24,587,942
7.01.01	Sales of Goods, Products and Services	26,751,314	24,340,014
7.01.02	Other Income	644,595	(128,766)
7.01.03	Revenue Related to Construction of Own Assets	247,871	438,402
7.01.04	(Provision) Reversal for Doubtful Accounts Reversal	(5,800)	(61,708)
7.02	Raw Material Acquired from Third Parties	(16,818,154)	(17,256,874)
7.02.01	Costs of Products and Goods Sold	(14,310,037)	(14,792,378)
7.02.02	Materials, Energy, Third Parties Services and Other	(2,573,130)	(2,534,502)
7.02.03	Recovery (Loss) of Assets Values	65,013	70,006
7.03	Gross Added Value	10,819,826	7,331,068
7.04	Retentions	(1,717,434)	(1,307,058)
7.04.01	Depreciation, Amortization and Exhaustion	(1,717,434)	(1,307,058)
7.05	Net Added Value	9,102,392	6,024,010
7.06	Received from Third Parties	2,015,395	1,313,755
7.06.01	Equity Pick-Up	(1,737)	14,293
7.06.02	Financial Income	2,017,446	1,295,772
7.06.03	Other	(314)	3,690
7.07	Added Value to be Distributed	11,117,787	7,337,765
7.08	Distribution of Added Value	11,117,787	7,337,765
7.08.01	Payroll	3,895,701	3,544,737
7.08.01.01	Salaries	2,938,980	2,652,951
7.08.01.02	Benefits	770,667	712,859
7.08.01.03	Government Severance Indemnity Fund for Employees Guarantee Fund for Length of Service - FGTS	186,054	178,927
7.08.02	Taxes, Fees and Contributions	3,210,451	2,792,017
7.08.02.01	Federal	1,659,123	1,381,627
7.08.02.02	State	1,516,801	1,381,256
7.08.02.03	Municipal	34,527	29,134
7.08.03	Capital Remuneration from Third Parties	3,488,285	3,428,228
7.08.03.01	Interests	3,356,494	3,192,920
7.08.03.02	Rents	131,791	235,308
7.08.04	Interest on Own Capital	523,350	(2,427,217)
7.08.04.03	Income (Loss) of the Period	510,939	(2,453,121)
7.08.04.04	Non-controlling interest	12,411	25,904

MANAGEMENT REPORT

THIRD QUARTER RESULTS 2019

Market Capitalization
R$29.2bi – US$7.1 bi
Stock Prices
BRFS3 R$35.96 – BRFS US$8.72
Base: 07/11/2019

Shares outstanding:
812,473,246 ordinary shares
713,446 treasury shares
Base: 09/30/2019
Conference Call
Friday, 11/08/2019
10:00 a.m. BRT
8:00 a.m. EDT

Dial-in
Brazil:
+55 11 4210-1803 or
+55 11 3181-8565
United States:
+1 844 204-8942 or
+1 412 717 9627

IR Contacts:
Carlos Alberto Moura
CFO and IRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

São Paulo, November 8, 2019 – BRF S.A. (B3: BRFS3; NYSE:BRF) – "BRF" or "the Company" today announced its 2019 third-quarter (3Q19) results. This report includes results recorded in Brazilian reais, which are reported in accordance with Brazilian corporate and accounting practices and in compliance with the International Financial Reporting Standards (IFRS), and are compared to the same period in 2018 where indicated. The report also reflects the adoption of IFRS16, which altered the accounting treatment for leasing. Additionally, the Company opted for a modified retrospective approach without reinstatement of comparative periods.

OPERATING HIGHLIGHTS (Continuing Operations)

• CONSOLIDATED

- **Net revenue of R$8,459 million in 3Q19** (+8.4% y-o-y);
- **Adjusted EBITDA of R$1,609 million in 3Q19** (+178.1% y-o-y); includes a net gain of R$467 million relating to tax proceedings; excluding said gain, Adjusted EBITDA would total R$1,142 million;
- **Adjusted EBITDA Margin of 19.0% in 3Q19** (+11.6 p.p. y-o-y); excluding net gain from tax proceedings, Adjusted EBITDA margin would be 13.5%;
- **Net Income of R$445.6 million in 3Q19** in continuing operations and total corporate net income of R$304.4 million in 3Q19 versus a net loss of R$812.4 million in 3Q18.

• BRAZIL SEGMENT

- **Net revenue of R$4,382 million in 3Q19** (+6.3% y-o-y);
- **Adjusted EBITDA of R$1,008 million in 3Q19** (+153.1% y-o-y); excluding net gain from tax proceedings, Adjusted EBITDA would total R$541 million;
- **Adjusted EBITDA Margin of 23.0% in 3Q19** (+13.3 p.p. y-o-y); excluding net gain from tax proceedings, Adjusted EBITDA margin would be 12.3%;

• INTERNATIONAL SEGMENT

- **Net revenue of R$3,796 million in 3Q19** (+10.6% y-o-y);
- **Adjusted EBITDA of R$678 million in 3Q19** (+193.7% y-o-y);
- **Adjusted EBITDA Margin of 17.9% in 3Q19** (+11.1 p.p. y-o-y).

FINANCIAL HIGHLIGHTS

- **Operating cash generation of R$1,364 million in 3Q19;**
- **Net leverage (net debt/Adjusted EBITDA) of 2.90x in 3Q19;**
- **Cash position of approximately R$7.7 billion at the end of 3Q19;**
- **Financial cycle of 18.1 days at the end of 3Q19**, down 10.1 days vs. 3Q18.

1

Management Report on 3Q19 Results

Disclaimer

The statements included in this report concerning the Company's prospective business, projections, and potential growth are merely forecasts based on management's expectations with regards to the future of the Company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and the international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear shareholders,

Our results for the third quarter of 2019 (3Q19) once again attest to the ongoing recovery, consolidation, and evolution of our business fundamentals. We reported an adjusted EBITDA of R$1,609 million and an adjusted EBITDA margin of 19%. Because a final decision was made in favor of the Company, we recorded R$467 million in tax gains related to the exclusion of ICMS tax from the PIS/COFINS calculation basis. Even excluding these gains, the adjusted EBITDA in 3Q19 would have amounted to R$1,142 million, almost twice the amount recorded in 3Q18, with an adjusted EBITDA margin of approximately 14%. Apart from the effects of the African swine fever in Asia, this result reflects the success of the Strategic Plan we announced last year to increase the profitability of our Brazil segment and focus more heavily on the international market's most profitable countries and channels. As the balance between supply and demand for protein continues to improve, average sales prices continue to grow over the year-ago period, resulting in higher operating margins.

Volumes in our Brazil segment increased 8% when compared to the second quarter of 2019 (2Q19), virtually reaching the same level of last year. Even considering a slight deceleration in domestic prices for *in natura* chicken by approximately 4% q-o-q[1], we managed to keep average sales prices stable compared to the previous quarter. Note that the *in natura* market accounts for approximately 30% of the volume sold in the domestic market, of which chicken represents 80%. With a 35% increase in the adjusted EBITDA ex-ICMS and a +12% margin in the products categories, our efforts to restore profitability in the segment by sharpening our sales strategy and strengthening our brands were successful.

After peak seasonal demand during Ramadan in the second quarter, we maintained our strong leadership position despite a slight decrease in volumes and margins compared to the previous quarter. Volumes were similar when compared to the year-ago quarter, which combined with the higher exchange rate helped us achieve an adjusted EBITDA margin of nearly 14%.

We also took action to strengthen our operations and presence in the Saudi market. We just announced to the market that we have signed a memorandum of understanding with the Saudi Arabian Government Investment Authority (SAGIA) for the construction of a chicken processing plant in Saudi Arabia. This initiative consolidates BRF's position in the Saudi market, where we have operated since the mid-1970s through our highly successful Sadia brand, a leader in the food sector in several categories. The new plant's portfolio will feature high-value products, such as breaded and marinated chicken cuts, hamburgers, and sausages among others.

In Other International Markets, particularly Asia, our volume sold was approximately 5% higher than in the same quarter of last year, remaining flat against 2Q19. Announcements of new plant permits for the Chinese market were made at the end of September, with no significant impact on 3Q19 results. Still, average sales prices grew significantly, by 32% y-o-y and 7% q-o-q, bolstering the adjusted EBITDA margin to 23% in this segment.

[1] CEPEA/ESALQ index for whole frozen chicken in the state of São Paulo. Average of R$4.74/kg in 2Q19 to R$4.56/kg in 3Q19, respectively.

2

Management Report on 3Q19 Results

As for China, we continue to monitor the negative effects of African swine fever in Asia. Recent data[2] points to considerable annual decreases in pork stock, sow herds, and piglet supply in the country. These reductions in animal availability have caused prices of live hogs, sow herds, and Chinese piglets to fluctuate sharply. Without question, this is the worst crisis in the history of pig farming. We have been working tirelessly with Brazilian and Chinese authorities to acquire permits for new plants. As previously mentioned, in September 2019, the Chinese authorities announced the approval of permits for 25 Brazilian plants to export to that market, two of which are owned by BRF: one for swine and one for poultry. This brings us to a total of 9 plants licensed to serve China: 2 for pork and 7 for poultry. In November, the Chinese government issued permits for 7 plants to export Offals. The permits were designed for facilities located in Santa Catarina state which were previously licensed to export some kind of pork. One of these plants is BRF's Campos Novos plant. The Company remains committed to increasing the number of approved establishments and volumes shipped to the country.

The following chart shows a summary of the evolution of our operating and financial results:

Continued Op. - R$MM	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Volume (Thousand Tons)	1,085	1,083	1,120	1,153	1,006	1,090	1,104
Net Revenues	**7,031**	**7,067**	**7,802**	**8,289**	**7,359**	**8,338**	**8,459**
Gross Margin	*19.6%*	*8.4%*	*17.0%*	*18.9%*	*20.6%*	*25.1%*	*24.8%*
Adjusted EBITDA	**685**	**356**	**579**	**843**	**748**	**1,547**	**1,609**
EBITDA Adjusted Margin (%)	*9.7%*	*5.0%*	*7.4%*	*10.2%*	*10.2%*	*18.6%*	*19.0%*
Adjusted EBITDA ex-ICMS	**685**	**356**	**579**	**617**	**748**	**1,219**	**1,142**
EBITDA Adjusted Margin ex-ICMS (%)	*9.7%*	*5.0%*	*7.4%*	*7.4%*	*10.2%*	*14.6%*	*13.5%*
Net Results	**(133)**	**(1,435)**	**(860)**	**313**	**(113)**	**191**	**446**
Net Debt/Adj.EBITDA LTM	*4,44x*	*5,69x*	*6,74x*	*5,12x*	*5,64x*	*3,74x*	*2,90x*

* As per adjustments released in each of the quarters.

The adjusted EBITDA increase is also due to operational adjustments in our production chain, management optimization of our frozen raw material inventories, divestments in underperforming regions, and sales operations focused on restoring profitability. These factors, coupled with ongoing improvement efforts during the financial cycle, led to a decrease in net debt compared to the second quarter of 2019, despite the effects of the USD appreciation from R$3.83/US$ in June to R$4.16/US$ in September 2019.

Also worth mentioning is our successful liability management in September whereby we (i) redeemed and repurchased approximately US$675 million in bonds maturing between 2020 and 2024; (ii) issued new bonds in the amount of US$750 million that will mature in 10 years; (iii) negotiated the extension of approximately R$1.6 billion in financing facilities with Banco Bradesco, with average terms between 2.7 years and 6.5 years; and (iv) made a prepayment of approximately R$700 million to Banco Santander. Note the significant demand resulting from the Company's new issuance of bonds, reaching approximately 7.5 times the offer. It is worth mentioning the significant demand for our new bond issue, of roughly 7.5x the offer, reflecting investor confidence in our business fundamentals and our strong recent performance. As a result, we extended the average term of our debt from 3.2 years in June to 4.4 years in September 2019, adjusting our debt profile to our business structure and further mitigating refinancing risks. In terms of liquidity, we ended 3Q19 with a cash position of approximately R$7.7 billion.

The combination of the adjusted EBITDA increase in the last 12 months and debt restructuring had a direct impact on our net financial leverage, as measured by the net debt to adjusted EBITDA ratio, which ended 3Q19 at 2.90x, a significant reduction compared to the 6.74 times reported a year ago. Even excluding the positive effects of IFRS16 adoption on the adjusted EBITDA for the last 12 months, our net financial leverage would have reached 3.21x.

[2] China's Ministry of Agriculture, Boyar consulting firm, and Bloomberg - Sep 2019

3

Management Report on 3Q19 Results

Regarding the grain scenario, we have been following the recent developments in the U.S.-China trade negotiations and their impacts on commodity markets. Each new fact in this negotiation impacts market prices, bringing volatility and uncertainty regarding price direction. We also saw weather events harming the U.S. corn crop. In Brazil, the 2018/19 harvest presented strong yields and high harvested volume, according to October data from Brazil's National Food Supply Company (CONAB), reaching an all-time record for the Brazilian corn crop, favoring physical supply of the product. However, recent trade tensions coupled with depreciated exchange rates favored the Brazilian corn export market, pressuring domestic prices. We also faced non-recurring weather events in Brazil that delayed the sowing of the soybean crop, which might shift the ideal period for planting the corn crop to be harvested in the second half of 2020, adding slight volatility to the pricing process. The Company will maintain its conservative approach, focusing on the sustainability of future demand for commodities and using its hedge policy as an instrument to adequately guarantee physical supply of grains for its activities with no speculative purposes. Still, recent indexes for the theoretical cost of chicken and pork production[3] show annual declines of about 2% and 5%, respectively.

With regard to innovation, we continue to focus on the development and launch of new products as one of our main drivers of volume and profitability. In this quarter, we launched 4 new cuts of seasoned pork ready for cooking, under Perdigão's "Na Brasa" line. We continue to invest in our brands, increasing exposure and working on brand positioning and recognition. According to Brand Finance, an international business valuation consulting firm, Sadia was considered the most valuable Brazilian brand in the food sector, and our brands Sadia, Qualy, and Deline once again stood out in the Top of Mind award in several categories.

As for our people, in the last few months, we have held several multidisciplinary forums with both our leadership and other levels of our corporate structure, giving an opportunity for everyone to contribute to building the BRF Essence. We are positive that the elements that make up the BRF Essence will help strengthen our culture and build a high-performing organization.

We remain confident in BRF's development. We would like to thank our employees, integrated partners, and suppliers, whose commitment, energy, and dedication enable us to achieve excellent results. We would also like to thank our customers, consumers, and shareholders for their interest, support, and trust in our organization. Our commitment to safety, quality, and integrity is what drives BRF as we work to consolidate our fundamentals and generate sustainable growth and higher profitability for our business.

Lorival Nogueira Luz Jr.
Global CEO

[3] Brazil's Poultry and Swine Intelligence Center (EMBRAPA): ICPFrango/Embrapa and ICPSuíno/Embrapa - Sep 2019.

4

Management Report on 3Q19 Results

HIGHLIGHTS

Key Financial Indicators

The Company notes that it adopted CPC 06 (R2) / **IFRS16** as of 01/01/19, which had an impact of **R$141 million on the 3Q19 EBITDA**. The IFRS16 accounting standard changes the treatment of leasing, and the Company opted for a modified retrospective approach without reinstatement of comparative periods. Further details can be found in Note 3.1 of the Interim Financial Information (ITR).

Exclusion of ICMS (State VAT) from the calculation basis of PIS/COFINS (Federal Revenue Taxes): During 3Q19, the Company recorded gains, totaling R$467 million under Other Operating Income and R$515 million under Other Financial Income. These gains mainly resulted from a favorable court ruling on a lawsuit filed by Sadia S.A., which recognized the right to exclude ICMS from the calculation basis of PIS/COFINS, as detailed in Note 11 of the Interim Financial Information (ITR).

Highlights	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	1,104	1,120	(1.4%)	1,090	1.28%
Net Revenues	**8,459**	**7,802**	**8.4%**	**8,338**	**1.5%**
Average Price (R$/kg)	7.66	6.97	10.0%	7.65	0.2%
COGS	(6,364)	(6,478)	(1.8%)	(6,246)	1.9%
Gross Profit	**2,096**	**1,324**	**58.3%**	**2,092**	**0.2%**
Gross Margin	*24.8%*	*17.0%*	*7.8 p.p.*	*25.1%*	*(0.3) p.p.*
Net (Loss) Income Continued Operations	**446**	**(860)**	**n.m.**	**191**	**133.3%**
Net Margin - Continued Op. (%)	*5.3%*	*(11.0%)*	*16.3 p.p.*	*2.3%*	*3.0 p.p.*
Net (Loss) Income Total Consolidated	**304**	**(812)**	**n.m.**	**325**	**(6.3%)**
Net Margin - Total Consolidated (%)	*3.6%*	*(9.3%)*	*12.9 p.p.*	*3.7%*	*(0.1) p.p.*
Adjusted EBITDA	**1,609**	**579**	**178.1%**	**1,547**	**4.0%**
EBITDA Adjusted Margin (%)	*19.0%*	*7.4%*	*11.6 p.p.*	*18.6%*	*0.5 p.p.*
Adjusted EBITDA ex-ICMS	**1,142**	**579**	**97.4%**	**1,219**	**(6.3%)**
EBITDA Adjusted Margin ex-ICMS (%)	*13.5%*	*7.4%*	*6.1 p.p.*	*14.6%*	*(1.1) p.p.*
Cash Generation (Consumption)	**1,364**	**(318)**	**n.m.**	**1,373**	**(0.6%)**
Net Debt	(13,785)	(16,323)	(15.5%)	(13,900)	(0.8%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.90**	**6.74**	**(57.0%)**	**3.74**	**(22.5%)**

Quarter Highlights and Subsequent Events

- US$750 million Senior Notes to mature in January 2030 were issued, remunerated at 4.875% p.a., and interest rates will be paid half-yearly as of January 2020. The proceeds raised with this issue were used to partially repay debts from the 5.875% Senior Notes to mature in 2022, the 2.750% Senior Notes to mature in 2022, the 3.95% Senior Notes to mature in 2023, and the 4.75% Senior Notes to mature in 2024. In addition, the Company fully redeemed in advance the bonds to mature in 2020, with 7.250% interest rates for the total amount of approximately US$86.1 million.

- The lines of credit with Banco Bradesco at approximately R$1.6 billion were refinanced, aiming at lengthening the average term of these lines of credit from 2.7 years to 6.5 years. In addition, the Company partially prepaid lines of rural credit with Banco Santander, totaling R$700 million, to mature in early 2020.

- Two plants (poultry and swine) were licensed to export to the Chinese market, both located in Lucas do Rio Verde in the state of Mato Grosso. These plants have a daily slaughter capacity of approximately 300,000

5

Management Report on 3Q19 Results

poultries and 5,000 swine. Additionally, the Campos Novos plant, which was already qualified for pork meat exports, was also authorized to export pork offals to the country.

- Memorandum of Understanding (MOU) signed with the Saudi Arabian General Investment Authority (SAGIA) contemplating the construction and operation of a chicken product processing unit in Saudi Arabia. The Company estimates the investment's value at approximately US$ 120 million.

- Mr. Carlos Alberto Bezerra de Moura was nominated as Chief Financial and Investor Relations Officer.

- 100% shares held by BRF in SATS BRF, company responsible for food processing and distribution in Singapore, were sold for SG$17 million (Singapore dollar), or roughly R$51 million.

- Focusing on innovation as one of the key drivers of volume growth and profitability, Perdigão expanded its "Na Brasa" line of products, introducing four new marinated pork cuts for grilling.

- Brand Finance, the world's leading independent brand valuation and strategy consultancy, listed Sadia as Brazil's most valuable brand in the food industry.

- Our brands Sadia, Qualy, and Deline stood out in the Top of Mind award, Brazil's most relevant and respected award of its kind. Sadia won in the frozen food category, Qualy won in the margarine category, and Deline won in the North region category.

OPERATING PERFORMANCE

BRAZIL SEGMENT

The most valuable food brands in the country

Brazil Segment	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	**559**	**569**	**(1.7%)**	**519**	**7.7%**
Poultry (In Natura)	127	130	(2.2%)	122	4.1%
Pork and Others (In Natura)	28	30	(6.3%)	29	(3.1%)
Processed foods	404	409	(1.1%)	368	9.7%
Net Operating Revenues (R$, Million)	**4,382**	**4,123**	**6.3%**	**4,082**	**7.4%**
Average price (R$/Kg)	*7.84*	*7.25*	*8.1%*	*7.86*	*(0.3%)*
COGS	(3,305)	(3,253)	1.6%	(3,100)	6.6%
Gross Profit (R$, Million)	**1,077**	**870**	**23.7%**	**982**	**9.7%**
Gross Margin (%)	*24.6%*	*21.1%*	*3.5 p.p.*	*24.0%*	*0.5 p.p.*
Adjusted EBITDA (R$, Million)	**1,008**	**398**	**153.1%**	**790**	**27.5%**
Adjusted EBITDAMargin (%)	*23.0%*	*9.7%*	*13.3 p.p.*	*19.4%*	*3.6 p.p.*
Adjusted EBITDA ex-ICMS	**541**	**398**	**35.8%**	**462**	**17.0%**
EBITDA Adjusted Margin ex-ICMS (%)	*12.3%*	*9.7%*	*2.7 p.p.*	*11.3%*	*1.0 p.p.*

3Q19 vs. 3Q18

The Brazil segment's net revenue grew by 6.3% y-o-y in 3Q19, reflecting its strategy to improve both the operation's profitability and commercial execution, mainly by focusing on small retailers. In 3Q19, the volume sold came to 559,000 tons, a slight drop of 1.7% p.a. It is worth noting that this decrease was steeper in the *in natura* segment (-3.0% y-o-y), in which intensified initiatives to level inventories boosted the sales volume of this category in the second half of last year, thereby reducing the volume of frozen raw materials.

6

Management Report on 3Q19 Results

This favorable performance in average sales prices coupled with a better mix of channels and products more than offset the 3.3% y-o-y increase in the average unit cost related to lower production volumes during 3Q19, which impacted dilution of fixed costs and raised personnel, maintenance, and electricity expenses. Hence, the gross margin increased by 3.5 p.p. y-o-y, reaching 24.6% in 3Q19, the best result over the last three years.

Sales, general and administrative expenses increased by 10.4% y-o-y due to higher legal expenses in the period deriving from labor lawsuits filed until 2017. It is worth noting that the Company recorded a R$467 million gain relating to the exclusion of ICMS from the calculation basis of PIS/COFINS in the Brazil segment's Adjusted EBITDA. If we exclude this effect, Adjusted EBITDA would total R$541 million (+35% y-o-y) in 3Q19, with an Adjusted EBITDA margin of 12.3% (+2.7 p.p. y-o-y). In addition, the adoption of IFRS16 had a positive accounting effect on Adjusted EBITDA of R$72 million in 3Q19.

Market Share

At the end of 3Q19, the Company's consolidated market share reached 43.6%, down 1.2 p.p. y-o-y, a result of its strategy to stimulate the operation's profitability by adopting a leading price transfer and reduce direct investments in the retail channel.

The Cold Cuts and Margarines categories were positive highlights, growing by 0.6 p.p. y-o-y and 1.3 p.p. y-o-y, respectively. The positive performance of the Cold Cuts category is due to improved commercial execution, especially in the "Rota" channel, which increased by 3.3 p.p. y-o-y. In the Margarines category, Qualy was the highlight. Despite the price repositioning carried out over the past quarters, we gained market share across all channels compared to the same period last year, reflecting the power of the brand and the assertiveness of marketing campaigns in 2019.

The Franks & Sausages and Frozen Meals categories were the most pressured by price repositioning, contracting 2.7 p.p. y-o-y and 2.0 p.p. y-o-y, respectively.

Total BRF*
45.6%
45.9%
44.9%
46.0%
44.8%
45.3%
45.0%
44.2%
43.6%
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19

Source: Nielsen

* As of 4Q18, the Becel brand was removed from the Company's market share reading due to the end of the joint venture between Unilever Brasil and BRF.

7

Management Report on 3Q19 Results

Cold Cuts
50,7% 50,4% 50,4% 51,0% 48,9% 50,0% 50,5% 50,3% 49,5%
3T17 4T17 1T18 2T18 3T18 4T18 1T19 2T19 3T19

Margarines
53,9% 54,5% 54,1% 53,6% 52,9% 54,1% 54,0% 53,2% 54,2%
3T17 4T17 1T18 2T18 3T18 4T18 1T19 2T19 3T19

Frozen Meals
48,9% 49,7% 49,8% 50,1% 47,3% 49,4% 49,9% 46,7% 45,3%
3T17 4T17 1T18 2T18 3T18 4T18 1T19 2T19 3T19

Franks & Sausages
39,0% 39,6% 37,9% 39,7% 39,6% 39,0% 38,0% 37,7% 36,9%
3T17 4T17 1T18 2T18 3T18 4T18 1T19 2T19 3T19

Source: Nielsen Bimonthly Retail – Margarines and Frozen Meals (Jun/Jul reading; Filled and Cold Cuts (Jul/Aug reading).

INTERNATIONAL SEGMENT

The aggregate information from the Halal Market and Other International Markets, following the consolidation of international operations under a single International Markets Vice Presidency, is detailed below.

International Segment	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	**478**	**474**	**0.9%**	**504**	**(5.3%)**
Poultry (In Natura)	377	378	(0.4%)	403	(6.4%)
Pork and Others (In Natura)	38	33	12.2%	38	(1.1%)
Processed foods	64	62	3.0%	64	(0.5%)
Net Operating Revenues (R$, Million)	**3,796**	**3,432**	**10.6%**	**3,985**	**(4.8%)**
Average price (R$/Kg)	*7.94*	*7.25*	*9.6%*	*7.90*	*0.5%*
COGS	(2,831)	(2,852)	(0.7%)	(2,939)	(3.7%)
Gross Profit (R$, Million)	**965**	**580**	**66.3%**	**1,047**	**(7.8%)**
Gross Margin (%)	*25.4%*	*16.9%*	*8.5 p.p.*	*26.3%*	*(0.8) p.p.*
Adjusted EBITDA (R$, Million)	**678**	**231**	**193.7%**	**693**	**(2.2%)**
Adjusted EBITDA Margin (%)	*17.9%*	*6.7%*	*11.1 p.p.*	*17.4%*	*0.5 p.p.*
Volume CFR* (Thousand Tons)	**301**	**295**	**2.1%**	**317**	**(4.8%)**
% total in volume	*63.1%*	*62.3%*	*0.7 p.p.*	*62.7%*	0.3 p.p.

*Direct Export

8

Management Report on 3Q19 Results

HALAL MARKET

Largest exporter to GCC countries

Halal market	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	**275**	**281**	**(2.2%)**	**298**	**(7.8%)**
Poultry (In Natura)	236	242	(2.2%)	258	(8.3%)
Processed foods	38	39	(1.8%)	40	(4.4%)
Net Operating Revenues (R$, Million)	**2,095**	**2,210**	**(5.2%)**	**2,370**	**(11.6%)**
Average price (R$/Kg)	*7.63*	*7.88*	*(3.1%)*	*7.96*	*(4.1%)*
COGS	(1,589)	(1,646)	(3.5%)	(1,697)	(6.4%)
Gross Profit (R$, Million)	**506**	**564**	**(10.3%)**	**673**	**(24.8%)**
Gross Margin (%)	*24.2%*	*25.5%*	*(1.4) p.p.*	*28.4%*	*(4.2) p.p.*
Adjusted EBITDA (R$, Million)	**287**	**301**	**(4.6%)**	**370**	**(22.5%)**
Adjusted EBITDA Margin (%)	*13.7%*	*13.6%*	*0.1 p.p.*	*15.6%*	*(1.9) p.p.*
Volume CFR* (Thousand Tons)	**102**	**115**	**(10.9%)**	**115**	**(11.0%)**
% in total volume	*37.3%*	*41.0%*	*(3.7) p.p.*	*38.7%*	*(1.3) p.p.*

*Direct Export

3Q19 vs. 3Q18

Net revenue in the Halal Market amounted to R$2.1 billion in 3Q19 (-5.2% y-o-y). Volumes fell 2.2% y-o-y, mainly because exports to Iraq were lower, as this market was partially restricted to import products from Turkey. Such restriction gave rise to a surplus in supply in a few Gulf markets, resulting in a 3.1% price drop y-o-y. However, an enhanced operational performance and robust volume growth in Saudi Arabia partially offset the net revenue decrease.

The gross margin shrank 1.4 p.p. y-o-y due to lower operational leverage and higher freight costs. However, lower marketing expenditures and stricter control of expenses fully mitigated this loss. Thus, Halal Market Adjusted EBITDA totaled R$287 million in 3Q19, reaching an Adjusted EBITDA margin of 13.7% (+0.1 p.p. y-o-y). In addition, the adoption of IFRS16 accounted for nearly R$44 million of the Halal Market Adjusted EBITDA in 3Q19.

We ended 3Q19 with a 39.6% market share, down 1.0 p.p., maintaining broad leadership in the market. The market share in all categories according to the latest Nielsen 3Q19 reading is as follows:

(i) griller with 48.8% (+4.1 p.p. y-o-y);
(ii) chicken cuts with 50.6% (-9.4 p.p. y-o-y);
(iii) processed foods with 21.1% (-0.9 p.p. y-o-y).

In Turkey, our market share grew 0.5 p.p. y-o-y to 19.8% in 3Q19, a result of our effective strategy to strengthen the Banvit brand to the detriment of retailers' private label brands. We were able to maintain our leadership position in virtually every category in which we operate in the Turkish market.

9

Management Report on 3Q19 Results

OTHER INTERNATIONAL MARKETS (Asia, Africa, the Americas, and Europe)

Other International Markets	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	**203**	**193**	**5.3%**	**207**	**(1.6%)**
Poultry (In Natura)	140	137	2.7%	145	(3.0%)
Pork and Others (In Natura)	38	33	12.2%	38	(1.1%)
Processed foods	25	23	11.3%	24	6.0%
Net Operating Revenues (R$, Million)	**1,701**	**1,222**	**39.2%**	**1,615**	**5.3%**
Average price (R$/Kg)	*8.36*	*6.33*	*32.1%*	*7.81*	*7.0%*
COGS	(1,242)	(1,206)	3.0%	(1,242)	0.0%
Gross Profit (R$, Million)	**458**	**16**	**2789.4%**	**373**	**22.7%**
Gross Margin (%)	*26.9%*	*1.3%*	*25.6 p.p.*	*23.1%*	*3.8 p.p.*
Adjusted EBITDA (R$, Million)	**391**	**(70)**	**n.m.**	**323**	**21.2%**
Adjusted EBITDA Margin (%)	*23.0%*	*(5.7%)*	*28.7 p.p.*	*20.0%*	*3.0 p.p.*
Volume CFR* (Thousand Tons)	**199**	**180**	**10.4%**	**201**	**(1.2%)**
% in total volume	*97.9%*	*93.4%*	*4.5 p.p.*	*97.4%*	*0.4 p.p.*

*Direct Export

3Q19 vs. 3Q18

In 3Q19, net revenue totaled R$1.7 billion, up 39.2% y-o-y due to higher volumes shipped in the quarter (+5.2% y-o-y) and higher average prices in Brazilian reais (+32.3% y-o-y). The outbreak of African swine fever in several countries impacted Asia's commercial dynamics. A lower volume of swine produced in China resulted in greater demand for imported products, practically doubling the volume shipped by the Company to China in 3Q19, with prices in USD surging 77.4% y-o-y. In Japan and South Korea, the expectation of a narrower supply led the countries to begin stocking up, benefiting the volumes exported to these destinations, coupled with USD-favorable prices in these countries.

In addition to changes in the Asian countries that favored results, we reported a positive performance in the Americas, with higher volumes (+2.2% y-o-y) and prices (+20.3% y-o-y), highlighting the Mexican market, where we took advantage of the release of chicken cuts import quotas at the end of 2Q19, increasing the availability of products sent to Mexico.

Our gross profit reached R$458 million in 3Q19, with a gross margin of 26.9% (+25.6 p.p. y-o-y). Profitability was bolstered, not only by favorable commercial dynamics but by an improvement in grains costs in the period. With our Zero-Based Budget (ZBB), we kept expenses under control and reached the lowest level of expenses as a percentage of net revenue in recent years. Thus, Adjusted EBITDA totaled R$391 million in 3Q19, with a margin of 23.0% (+28.7 p.p. y-o-y). The adoption of IFRS16 represented the amount of R$26 million on Adjusted EBITDA of the Other International Markets in 3Q19.

10

Management Report on 3Q19 Results

OTHER SEGMENTS

Other Segments + Ingredients	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Volume (Thousand Tons)	**67**	**78**	**(13.6%)**	**66**	**1.1%**
Poultry (In Natura)	4	1	188.1%	2	112.0%
Pork and Others (In Natura)	0	2	(85.9%)	0	53.7%
Processed foods	1	5	(86.8%)	0	107.9%
Others Sales	63	69	(9.5%)	64	(2.5%)
Net Operating Revenues (R$, Million)	**276**	**247**	**11.8%**	**276**	**(0.2%)**
COGS	(222)	(229)	(3.0%)	(214)	3.8%
Gross Profit (R$, Million)	**53**	**17**	**209.0%**	**62**	**(13.9%)**
Gross Margin (%)	*19.3%*	*7.0%*	*12.3 p.p.*	*22.4%*	*(3.1) p.p.*
Adjusted EBITDA (R$, Million)	**34**	**(3)**	**n.m.**	**46**	**(26.8%)**
Adjusted EBITDA Margin (%)	*12.3%*	*(1.4%)*	*n.m.*	*16.8%*	*(4.5) p.p.*

Adjusted EBITDA for Other Segments stood at R$34 million in 3Q19, with a margin of 12.3%. Improved profitability is explained by a lower liquidation of raw materials in the period.

Corporate

Corporate - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Net Operating Revenues	**6**	**0**	**n.m.**	**(5)**	**n.m.**
Gross Profit	1	(144)	n.m.	1	(48.6%)
Adjusted EBITDA	**(111)**	**(47)**	**134.2%**	**17**	**n.m.**

Adjusted EBITDA amounted to negative R$111 million in 3Q19, which was impacted by (i) R$36 million of provisions for civil and tax contingencies; (ii) asset retirement expenses totaling R$29 million; and (iii) R$19 million provision favoring the municipality of Lucas do Rio Verde (Mato Grosso state), relating to the Housing Program – PROHAB (an incentive program for housing of employees).

11

Management Report on 3Q19 Results

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Poultry (In Natura)	506	509	(0.5%)	525	(3.6%)
Pork and Others (In Natura)	66	66	0.4%	68	(2.1%)
Processed foods	468	476	(1.6%)	432	8.3%
Others Sales	63	69	(9.2%)	64	(2.4%)
Total	**1,104**	**1,120**	**(1.4%)**	**1,090**	**1.3%**
NOR (R$ Million)	**8,459**	**7,802**	**8.4%**	**8,338**	**1.5%**
Average Price (NOR)	7.66	6.97	10.0%	7.65	0.2%

In 3Q19, the Company's consolidated NOR amounted to R$8.5 billion, up 8.40% y-o-y due to (i) +39.2% y-o-y in net revenue from Other International Markets, reflecting favorable prices (+32.3% y-o-y) and volume (+5.2% y-o-y), especially in the Asian markets; and (ii) an improved business performance in the Brazil segment, which recorded an average price increase of 8.1% y-o-y.

Cost of Sales (COGS)

COGS - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Cost of Goods Sold	**(6,364)**	**(6,478)**	**(1.8%)**	**(6,246)**	**1.9%**
R$/Kg	*5.76*	*5.78*	*(0.4%)*	*5.73*	*0.6%*

In 3Q19, COGS improved 0.4% y-o-y due to a nearly 2.3% drop in grain prices, which was partially offset by higher freight costs.

Gross Profit

Gross Profit - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Gross Profit	**2,096**	**1,324**	**58.3%**	**2,092**	**0.2%**
Gross Margin (%)	*24.8%*	*17.0%*	*7.8 p.p.*	*25.1%*	*(0.3) p.p.*

Gross margin stood at 24.8% in 3Q19, up 7.8 p.p. y-o-y due to improved operating results in both the International and Brazil segments. In 3Q19, we continued our strategy to stimulate the operation's profitability through sustainable price management, improved commercial execution, and focus on a better mix of channels and countries.

12

Management Report on 3Q19 Results

Operating Expenses

Operating Expenses - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Selling Expenses	**(1,177)**	**(1,135)**	**3.6%**	**(1,255)**	**(6.3%)**
% of the NOR	*(13.9%)*	*(14.6%)*	*0.6 p.p.*	*(15.1%)*	*1.1 p.p.*
General and Administrative Expenses	**(142)**	**(147)**	**(3.8%)**	**(136)**	**4.1%**
% of the NOR	*(1.7%)*	*(1.9%)*	*0.2 p.p.*	*(1.6%)*	*(0.0) p.p.*
Operating Expenses	**(1,318)**	**(1,283)**	**2.8%**	**(1,391)**	**(5.2%)**
% of the NOR	*(15.6%)*	*(16.4%)*	*0.9 p.p.*	*(16.7%)*	*1.1 p.p.*

In 3Q19, total operating expenses were up 2.8% y-o-y in 3Q19 due to higher legal expenses relating to labor lawsuits in the Brazil segment. However, total expenses as a percentage of net revenue improved 0.9 p.p. y-o-y, reflecting the higher margins generated.

Other Operating Results

Other Operating Results - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Other Operating Results	**289**	**(65)**	**n.m.**	**230**	**25.5%**
% of the NOR	*3.4%*	*(0.8%)*	*n.m.*	*2.8%*	*0.7 p.p.*

In 3Q19, "Other Operating Results" were positive at R$289 million, a difference of R$354 million versus 3Q18, owing to gains resulting from the exclusion of ICMS from the calculation basis of PIS/COFINS, partially offset by higher expenses and provisions in the Corporate segment, as mentioned above.

Financial Result

Financial Results R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Financial Income	934	374	149.5%	326	186.6%
Financial Expenses	(1,706)	(1,017)	67.7%	(898)	89.9%
ICMS and Staple Basket Impacts	515	0	n.m.	(47)[1]	n.m.
Net Financial Result	**(257)**	**(642)**	**(60.0%)**	**(619)**	**(60.0%)**

[1]In 2Q19, the Staple Basket represented an expense of R$390 million and the exclusion of ICMS from the PIS/COFINS tax base recorded a gain of R$343 million.

The net financial result was an expense of R$257 million in 3Q19, R$385 million lower than the expense of R$642 million recorded in 3Q18. The main components were grouped into the following categories:

(i) **Net interest** on gross debt and cash amounted to an expense of R$488 million in 3Q19, R$173 million higher than in 3Q18, largely due to prepayments referring to buyback of senior notes, as announced to the market on October 9, 2019.

(ii) **Adjustment to Present Value (APV)** totaling expenses of R$80 million in 3Q19, R$5 million higher than in 3Q18. The APV refers to the financial income (expenses) portion linked to the changes in the accounts with clients/suppliers. This amount is offset in the gross profit.

13

Management Report on 3Q19 Results

(iii) **Interest and/or monetary restatement on rights, obligations, taxes, and others** amounted to an income of R$294 million in 3Q19, compared to an expense of R$98 million in 3Q18. This income mainly reflects the favorable court ruling on the exclusion of ICMS from the calculation basis of PIS/COFINS in the amount of R$515 million, as evidenced in Note 11 of the Interim Financial Information (ITR). In addition, we saw other negative impacts in the period, such as the accounting effect of IFRS16, which increased interest from leasing to R$38 million in the quarter, as evidenced in Note 3.2 of the ITR, and also the reevaluating of the Company's litigation processes.

(iv) **Exchange rate variation and others** totaled an income of R$16.5 million in 3Q19, compared to an expense of R$155 million in 3Q18. This item reflects the (i) exchange rate variation over assets and liabilities denominated in foreign currency totaling an income of R$65 million, and (ii) adjustments to the market value of derivative financial instruments, which totaled an expense of R$48.5 million in the period.

Net Income (Loss)

Net Income / (Loss) - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Consolidated Net / (Loss) Income - Continued Op.	**446**	**(860)**	**n.m.**	**191**	**n.m.**
Net Margin (%)	*5.3%*	*(11.0%)*	*n.m.*	*2.3%*	*n.m.*
Consolidated Net / (Loss) Income - Total Consolidated	**304**	**(812)**	**n.m.**	**325**	**n.m.**

[1] Consolidated Earnings per Share (in R$), excluding treasury shares

In 3Q19, the Company posted net income for continuing operations of R$446 million and corporate net income of R$304 million in 3Q19, reflecting operational improvements and net financial result evolution, due to non-recurring impacts relating to the exclusion of ICMS tax from the PIS/COFINS calculation basis.

Adjusted EBITDA

EBITDA - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Consolidated Net (Loss)	**446**	**(860)**	**n.m.**	**191**	**133.3%**
Income Tax and Social Contribution	364	199	83.2%	120	203.8%
Net Financial	257	642	(60.0%)	619	(58.6%)
Depreciation and Amortization	575	440	30.7%	577	(0.3%)
EBITDA	**1,641**	**422**	**289.3%**	**1,507**	**8.9%**
EBITDA Margin (%)	*19.4%*	*5.4%*	*14.1 p.p.*	*18.1%*	*1.3 p.p.*
Impacts of Carne Fraca/Trapaça operations	16	102	(84.5%)	31	(49.2%)
Corporate Restructuring	(1)	40	n.m.	(0)	n.m.
Impacts of Trucker Strike	0	10	(100.0%)	0	n.m.
Tax recoveries	(25)	(4)	502.7%	(1)	4989.6%
Non controlling shareholders	(10)	9	n.m.	(3)	235.5%
Items with no cash effect	0	0	n.m.	0	n.m.
Costs on business diposed (Impairment)	(1)	0	n.m.	16	n.m.
Others	(9)	0	n.m.	(4)	n.m.
Adjusted EBITDA	**1,609**	**579**	**178.1%**	**1,547**	**4.0%**
Adjusted EBITDA Margin (%)	***19.02%***	***7.4%***	***11.6 p.p.***	***18.6%***	***0.5 p.p.***
EBITDA Adjusted	**1,142**	**579**	**97.4%**	**1,219**	**(6.3%)**
EBITDA Adjusted Margin (%)	***13.5%***	***7.4%***	***6.1 p.p.***	***14.6%***	***(1.1) p.p.***

14

Management Report on 3Q19 Results

Adjusted EBITDA in 3Q19 amounted to R$1,609 million, up R$1,031 million in the annual comparison. Adjusted margin stood at 19.0%, an increase of 11.6 p.p. y-o-y. It is worth noting an approximately R$467 million gain in 3Q19's operating results that stemmed from a favorable court ruling on the exclusion of ICMS from the calculation basis of PIS/COFINS. If we exclude such impact, Adjusted EBITDA would total R$1,142 million in 3Q19, with a margin of 13.5%. This result evidences a significant advance of the Company's operational performance in 3Q19, due to an improved commercial execution focused on stimulating the operation's profitability across all business markets.

The adoption of IFRS16 represented an amount of R$141 million on Adjusted EBITDA in 3Q19. Additional information is included in Note 3.1 of the Interim Financial Information (ITR).

WORKING CAPITAL MANAGEMENT AND FINANCIAL CYCLE

With the adoption of IFRS16 as of 2019, as described in Note 3.1, a few effects have been adjusted by the Company to calculate the Accounts Payable Turnover. **To maintain the comparative basis and to better reflect the index, all additions and reversals associated with the adoption of the new accounting practices have been adjusted in the calculation.**

The Company's financial cycle totaled 18.1 days in 3Q19, a decrease of 10.1 days compared to 3Q18, only considering continuing operations. The improved financial cycle mainly derives from (i) reduced levels of frozen raw materials and finished products, within the scope of the Operating and Financial Restructuring Plan ("Plan"), first announced on June 29, 2018, and executed during the second half of 2018; and (ii) the structuring of a Receivables Investment Fund – BRF Clients in December 2018, also within the scope of the Plan; and (iii) improvement in delinquency, in addition to the collection initiatives in the Halal market.

Financial Cycle (end of period – Continuing Operations): Clients + Inventories – Suppliers

28.6
24.3
28.2
16.2
17.1
20.1
18.1
8.5%
7.5%
8.2%
5.2%
5.2%
6.0%
5.3%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Working Capital/NOR
Financial Cycle (Days)

15

Management Report on 3Q19 Results

MANAGERIAL CASH FLOW

Operating cash flow from continuing operations in 3Q19 amounted to R$1,930 million, R$1,824 million above consolidated operations (continuing + discontinuing operations) during the same period last year, mainly due to the EBITDA increase of R$1,226 million versus 3Q18 and a positive impact of R$210 million in working capital during 3Q19. Therefore, operating cash generation after CAPEX stood at R$1,491 million in 3Q19, an addition of R$1,769 million when compared to R$278 million of cash consumed in 3Q18. Free cash flow totaled 1,364 million in 3Q19, playing a key role in reducing the Company's net indebtedness, even taking into account the USD appreciation versus the Brazilian real, which went from R$3.83/US$ in June to R$4.16/US$ in September 2019.

Million BRL	3Q19	3Q18[1]	2Q19
Adjusted EBITDA	**1,609**	**604**	**1,547**
Impacts of Carne Fraca/Trapaça operations	(16)	(102)	(31)
Debt designed as Hedge Accounting	0	0	0
Forest Fair Value	0	0	0
Corporate Restructuring	1	(47)	0
Impacts of Trucker Strike	0	(10)	0
Tax recoveries	25	4	1
Non controlling shareholders	10	(13)	3
Costs on business diposed	1	0	(16)
Others	9	(20)	4
EBITDA	**1,641**	**415**	**1,507**
Working Capital	**210**	**(270)**	**(295)**
Δ Accounts Receivable	393	376	(62)
Δ Inventories	(451)	(480)	19
Δ Suppliers	268	(165)	(251)
Others	**79**	**(39)**	**(51)**
Cash Flow from Operating Activities	**1,930**	**106**	**1,162**
CAPEX	(341)	(384)	(353)
Leasing IFRS16	(98)	0	(117)
Cash Flow from Operations with Capex	**1,491**	**(278)**	**692**
M&A and Sale of Assets	61	8	1,249
Cash Flow from Investments	**(377)**	**(376)**	**779**
Cash - Financial Results	(108)	205	(162)
Interest Income	43	80	26
Interest Expenses	(353)	(317)	(389)
FX Variation on Cash and Cash Equivalents	229	(15)	(43)
Cash Flow from Financing Activities	**(189)**	**(48)**	**(568)**
Free Cash Flow	**1,364**	**(318)**	**1,373**
New Debt Amortizantions	(690)	(854)	(651)
Cash Variations	**674**	**(1,171)**	**721**

Million BRL	3Q19	3Q18[1]	2Q19
Cash and Cash Equivalents - Initial	**6,999**	**7,539**	**6,278**
Cash Variation	674	(1,171)	721
Cash and Cash Equivalents - Final	**7,673**	**6,368**	**6,999**
Total Debt - Initial	**20,899**	**23,235**	**21,776**
New Debt/Amortization	(690)	(854)	(651)
FX Variation on Total Debt	836	356	(152)
Debt Interest and Derivatives	413	(46)	(74)
Total Debt - Final	**21,458**	**22,691**	**20,899**
Net Debt	**13,785**	**16,323**	**13,900**

[1] Including continuing + discontinued operations

16

Management Report on 3Q19 Results

INDEBTEDNESS

R$ Million	In 09.30.2019			In 09.30.2018[1]	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(2,250)	(6,805)	(9,055)	(9,984)	(9.3%)
Foreign Currency	(1,374)	(11,030)	(12,403)	(12,707)	(2.4%)
Gross Debt	**(3,624)**	**(17,834)**	**(21,458)**	**(22,691)**	**(5.4%)**
Cash Investments*					
Local Currency	4,426	49	4,475	4,358	2.7%
Foreign Currency	2,928	270	3,197	2,010	59.1%
Total Cash Investments	7,354	319	7,673	6,368	20.5%
Net Debt	**3,730**	**(17,515)**	**(13,785)**	**(16,323)**	**(15.5%)**

[1] Indebtedness and financial investments include continued and discontinued operations.
*Cash considered is comprised of: Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets.

Total gross indebtedness of continuing operations in the amount of R$21,458 million, as reported above, accounts for total financial indebtedness plus Liabilities of Derivative Financial Instruments, in the amount of R$381 million, according to Note 4.3 of the Interim Financial Information (ITR). Year-on-year, from 3Q18 to 3Q19, amortizations net of funding totaled R$1,404 million in the period.

In 3Q19, net debt from continuing operations totaled R$13,785 million, a R$2,538 million decrease compared to the R$16,323 million from consolidated operations (continuing + discontinued operations) in 3Q18. The following factors contributed to this decrease: (i) free cash flow generation of R$2,943 million year-on-year, partially offset by (ii) non-cash effects of R$326 million and (iii) effect of discontinuing companies under the scope of the "Plan", in the amount of R$ 79 million. Therefore, the Company's net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA, reached 2.90x in 3Q19. Ex-effects of IFRS16 on Adjusted EBITDA of continuing operations, we reached net leverage of 3.21x in 3Q19.

Finally, the Company reaffirms that it does not have financial leverage covenants.

17

Management Report on 3Q19 Results

INVESTMENT (CAPEX)

Investments made in the quarter amounted to R$341 million, excluding effects from the adoption of IFRS16, representing a decrease of 11.3% from 3Q18, of which R$94 million was allocated to growth, efficiency, and support; R$198 million to biological assets; and R$48 million to leasing and others. Including the accounting effect resulting from IFRS16, total CAPEX amounted to R$439 million.

CAPEX - R$ Million	3Q19	3Q18	Chg. y/y	2Q19	Chg. q/q
Growth	18	17	8.7%	22	(15.1%)
Efficieny	9	19	(52.8%)	8	4.0%
Support	67	95	(29.8%)	75	(10.4%)
Biological Assets	198	201	(1.3%)	195	1.9%
Commercial Lease and Others	48	53	(8.9%)	54	(10.2%)
Total w/o IFRS 16	**341**	**384**	**(11.3%)**	**353**	**(3.5%)**
Leasing IFRS16 Impact	98	-	-	117	(16.2%)
Total	**439**	**384**	**14.3%**	**470**	**(6.7%)**

The main projects in 3Q19 included:

- **Market Demand:**

  (i) Projects to manufacture industrialized products to meet the demand of the domestic market; and
  (ii) Measures to increase the production of *in natura* items to meet the demand of the foreign market.

- **Efficiency:**

  (i) Projects to implement the concepts of the 4.0 Industry in chicken slaughter units; and
  (ii) Energy efficiency projects for producing units.

- **Support/IT:**

  (i) Projects to reposition industrial assets;
  (ii) Improvement in working conditions for employees in the production processes;
  (iii) Updates in technological systems; and
  (iv) Optimization projects and measures to control processes related to commercial area and supply chain.

- **Support/Quality:**

  (i) Projects to improve control and quality processes in meatpacking units, factories, and farms.

18

Management Report on 3Q19 Results

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the period ended September 30, 2019, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on November 7, 2019, it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 3Q19 financial information.

19

Management Report on 3Q19 Results

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	3Q19	3Q18	Var y/y	2Q19	Chg. q/q
Net Operating Revenues	**8,459**	**7,802**	**8.4%**	**8,338**	**1.5%**
Cost of Sales	(6,364)	(6,478)	(1.8%)	(6,246)	1.9%
% of the NOR	*(75.2%)*	*(83.0%)*	*7.8 p.p.*	*(74.9%)*	*(0.3) p.p.*
Gross Profit	**2,096**	**1,324**	**58.3%**	**2,092**	**0.2%**
% of the NOR	*24.8%*	*17.0%*	*7.8 p.p.*	*25.1%*	*(0.3) p.p.*
Operating Expenses	**(1,318)**	**(1,283)**	**2.8%**	**(1,391)**	**(5.2%)**
% of the NOR	*(15.6%)*	*(16.4%)*	*0.9 p.p.*	*(16.7%)*	*1.1 p.p.*
Selling Expenses	**(1,177)**	**(1,135)**	**3.6%**	**(1,255)**	**(6.3%)**
% of the NOR	*(13.9%)*	*(14.6%)*	*0.6 p.p.*	*(15.1%)*	*1.1 p.p.*
Fixed	(724)	(715)	1.2%	(812)	(10.9%)
Variable	(453)	(421)	7.7%	(443)	2.2%
General and Administrative Expenses	**(142)**	**(147)**	**(3.8%)**	**(136)**	**4.1%**
% of the NOR	*(1.7%)*	*(1.9%)*	*0.2 p.p.*	*(1.6%)*	*(0.0) p.p.*
Honorary of our Administrators	(10)	(3)	274.1%	(8)	27.2%
% of the NOR	*(0.1%)*	*(0.0%)*	*(0.1) p.p.*	*(0.1%)*	*(0.0) p.p.*
General and Administrative	(132)	(145)	(9.0%)	(128)	2.7%
% of the NOR	*(1.6%)*	*(1.9%)*	*0.3 p.p.*	*(1.5%)*	*(0.0) p.p.*
Operating Income	**777**	**41**	**1799.1%**	**700**	**11.0%**
% of the NOR	***9.2%***	***0.5%***	***8.7 p.p.***	***8.4%***	***0.8 p.p.***
Other Operating Results	**289**	**(65)**	**n.m.**	**230**	**25.5%**
Equity Income	**(1)**	**5**	**n.m.**	**(1)**	**(17.2%)**
EBIT	**1,066**	**(19)**	**n.m.**	**930**	**14.6%**
% of the NOR	*12.6%*	*(0.2%)*	*n.m.*	*11.2%*	*1.4 p.p.*
Net Financial Income	**(257)**	**(642)**	**(60.0%)**	**(619)**	**(58.6%)**
Income before Taxes	**809**	**(661)**	**n.m.**	**311**	**160.5%**
% of the NOR	*9.6%*	*(8.5%)*	*n.m.*	*3.7%*	*n.m.*
Income Tax and Social Contribution	(364)	(199)	83.2%	(120)	203.8%
% of Income before Taxes	*(44.9%)*	*30.0%*	*(75.0) p.p.*	*(38.5%)*	*(6.4) p.p.*
Consolidated Net Income (Loss) - Continued Operations	**446**	**(860)**	**n.m.**	**191**	**133.3%**
% of the NOR	***5.3%***	***(11.0%)***	***16.3 p.p.***	***2.3%***	***3.0 p.p.***
Consolidated Net Income (Loss) - Total Consolidated	**304**	**(812)**	**n.m.**	**325**	**(6.3%)**
% of the NOR	***3.6%***	***(9.3%)***	***12.9 p.p.***	***3.7%***	***n.m.***
EBITDA	**1,641**	**422**	**289.3%**	**1,507**	**8.9%**
% of the NOR	*19.4%*	*5.4%*	*14.0 p.p.*	*18.1%*	*1.3 p.p.*
Adjusted EBITDA	**1,609**	**579**	**178.1%**	**1,547**	**4.0%**
% of the NOR	*19.0%*	*7.4%*	*11.6 p.p.*	*18.6%*	*0.5 p.p.*

20

Management Report on 3Q19 Results

BALANCE SHEET

Balance Sheet - R$ Million	09.30.19	06.30.19	12.31.18
Assets			
Current Assets			
Cash and Cash Equivalents	6,206	5,236	4,870
Financial Investments	414	585	507
Accounts Receivable	2,113	2,461	2,605
Recoverable Taxes	757	1,067	1,067
Dividends/Interest on shareholders' equity receivable	0	0	7
Securities Receivable	69	104	115
Inventories	4,492	4,035	3,877
Biological Assets	1,559	1,556	1,513
Other Financial Assets	104	156	182
Other Receivables	444	479	452
Anticipated expenses	150	177	232
Restricted Cash	629	594	277
Current Assets held to sale	75	121	170
Current Assets held to sale and discontinued operation	0	0	3,157
Total Current Assets	**17,014**	**16,572**	**19,031**
Non-Current Assets			
Long-term assets	9,018	8,172	7,549
Cash Investments	319	201	291
Accounts Receivable	8	8	8
Judicial Deposits	588	747	669
Biological Assets	1,073	1,066	1,061
Securities Receivable	69	74	89
Recoverable Taxes	5,410	4,057	3,150
Deferred Taxes	1,459	1,697	1,520
Restricted Cash	0	226	584
Other Receivables	92	95	177
Permanent Assets	17,319	17,417	15,802
Investments	15	10	86
Property, Plant and Equipment	12,259	12,456	10,697
Intangible	5,046	4,951	5,019
Total Non-Current Assets	**26,338**	**25,589**	**23,351**
Total Assets	**43,351**	**42,161**	**42,382**

21

Management Report on 3Q19 Results

Balance Sheet - R$ Million	09.30.19	06.30.19	06.30.2018
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3,243	4,761	4,547
Suppliers	6,085	5,875	5,552
Supply Chain Risk	619	586	886
Payroll and Mandatory Social Charges	732	664	555
Taxes Payable	458	436	403
Dividends/Interest on Shareholders' Equity	0	0	6
Management and Staff Profit Sharing	173	90	64
Other Financial Liabilities	340	118	235
Provisions	1,207	1,318	496
Employee Pension Plan	95	95	95
Other Liabilities	682	527	518
Current Liabilities held to sale and discontinued operation	0	0	1,132
Total Current Liabilities	**13,634**	**14,470**	**14,489**
Non-Current Liabilities			
Loans and Financing	17,834	16,020	17,618
Suppliers	1,853	1,925	180
Taxes and Social Charges Payable	196	158	162
Provision for Tax, Civil and Labor Contingencies	833	787	855
Deferred Taxes	89	87	66
Employee Pension Plan	424	401	373
Other Liabilities	1,069	870	1,108
Total Non-Current Liabilities	**22,298**	**20,246**	**20,362**
Total Liabilities	**35,932**	**34,716**	**34,851**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	207	211	115
Other Related Results	(764)	(434)	(1,276)
Retained Profits	(4,716)	(4,980)	(4,279)
Treasury Shares	(38)	(51)	(57)
Non-Controling Shareholders	270	238	567
Total Shareholders' Equity	**7,420**	**7,445**	**7,532**
Total Liabilities and Shareholders	**43,351**	**42,161**	**42,382**

22

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

1.               COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a multinational Brazilian Company, which owns a comprehensive and diverse portfolio of products and it is one of the world’s largest producers of food. With focus on raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, frozen vegetables and soybean by-products.

BRF is a corporation, listed on the Novo Mercado of B3 (“Brasil, Bolsa, Balcão”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarters are located at 475 Jorge Tzachel street, in the City of Itajaí, State of Santa Catarina. The address where the main officers act is at 8.501, Nações Unidas Avenue, 1st floor, in the City of São Paulo, State of São Paulo.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, that are highly recognized, mainly in Brazil, Turkey and Middle Eastern countries.

In continuity with the operational and financial restructuring of the Company, the sale of the operations in Argentina, Europe and Thailand were concluded and as already disclosed in the previous quarter, there was a change in the management structure (note 5). Thus, the numbers of 2018 were restated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

1.1.         Equity interest

					Accounting method	% equity interest
Entity		Main activity	Country	Participation		09.30.19	12.31.18

BRF Energia S.A.		Commercialization of eletric energy	Brazil	Direct	Consolidated	100.00%	100.00%
BRF GmbH		Holding	Austria	Direct	Consolidated	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	99.90%	99.90%
BRF France SARL	(n)	Marketing and logistics services	France	Indirect	Consolidated	-	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	99.00%	99.00%
BRF Global Company South Africa Proprietary Ltd.		Import and commercialization of products	South Africa	Indirect	Consolidated	100.00%	100.00%
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	Indirect	Consolidated	1.00%	1.00%
BRF Global GmbH	(b)	Holding and trading	Austria	Indirect	Consolidated	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	Indirect	Consolidated	0.10%	0.10%
Qualy 5201 B.V.	(b) (m)	Import, commercialization of products and holding	The Netherlands	Indirect	Consolidated	-	100.00%
Xamol Consultores Serviços Ltda.	(n)	Import and commercialization of products	Portugal	Indirect	Consolidated	-	100.00%
SPE Khan GmbH	(j) (n)	Holding and trading	Austria	Indirect	Consolidated	-	-
BRF Japan KK		Marketing and logistics services	Japan	Indirect	Consolidated	100.00%	100.00%
BRF Korea LLC		Marketing and logistics services	Korea	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Management Consulting Co. Ltd.		Advisory and related services	China	Indirect	Consolidated	100.00%	100.00%
BRF Shanghai Trading Co. Ltd.		Commercialization and distribution of products	China	Indirect	Consolidated	100.00%	100.00%
BRF Singapore Foods PTE Ltd.		Marketing and logistics services	Singapore	Indirect	Consolidated	100.00%	100.00%
BRF Germany GmbH	(n)	Import and commercialization of products	Germany	Indirect	Consolidated	-	100.00%
BRF Holland B.V.	(n)	Import and commercialization of products	The Netherlands	Indirect	Consolidated	-	100.00%
Campo Austral S.A.	(f)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	2.66%
Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	Indirect	Consolidated	-	0.01%
BRF B.V.	(n)	Industrialization, import and commercialization of products	The Netherlands	Indirect	Consolidated	-	100.00%
ProudFood Lda		Import and commercialization of products	Angola	Indirect	Consolidated	10.00%	10.00%
BRF Hungary LLC		Import and commercialization of products	Hungary	Indirect	Consolidated	100.00%	100.00%
BRF Iberia Alimentos SL	(n)	Import and commercialization of products	Spain	Indirect	Consolidated	-	100.00%
BRF Invicta Ltd.	(m) (n)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	69.16%
Invicta Food Products Ltd.	(n)	Import and commercialization of products	England	Indirect	Consolidated	-	100.00%
BRF Wrexham Ltd.	(n)	Industrialization, import and commercialization of products	England	Indirect	Consolidated	-	100.00%
Invicta Food Group Ltd.	(b) (m)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
Invicta Foods Ltd.	(n)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
Invicta Foodservice Ltd.	(n)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
Universal Meats (UK) Ltd.	(b) (m)	Import, Industrialization, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
BRF Italia SPA	(n)	Import and commercialization of products	Italy	Indirect	Consolidated	-	67.00%
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	Indirect	Consolidated	99.00%	99.00%
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	50.48%
Itega S.A.	(h)	Holding	Argentina	Indirect	Consolidated	-	96.00%
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	Indirect	Consolidated	99.99%	99.99%
Buenos Aires Fortune S.A.		Holding	Argentina	Indirect	Consolidated	5.00%	5.00%
Campo Austral S.A.	(f) (i)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	8.44%
Eclipse Latam Holdings		Holding	Spain	Indirect	Consolidated	100.00%	100.00%
Buenos Aires Fortune S.A.		Holding	Argentina	Indirect	Consolidated	95.00%	95.00%
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	6.53%
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	31.89%
Itega S.A.	(h)	Holding	Argentina	Indirect	Consolidated	-	4.00%
Golden Foods Poultry Limited	(n)	Holding	Thailand	Indirect	Consolidated	-	48.52%
Golden Poultry Siam Limited	(n)	Holding	Thailand	Indirect	Consolidated	-	51.84%
Golden Poultry Siam Limited	(n)	Holding	Thailand	Indirect	Consolidated	-	48.16%
BRF Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	-	100.00%
BRF Feed Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	Indirect	Consolidated	-	100.00%
Golden Foods Sales (Europe) Limited	(n)	Holding and trading	England	Indirect	Consolidated	-	100.00%
Golden Quality Foods Europe BV	(n)	Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	-	100.00%
Golden Quality Foods Netherlands BV	(n)	Import, commercialization and distribution of products	The Netherlands	Indirect	Consolidated	-	100.00%
Golden Foods Siam Europe Limited	(b) (m)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
Golden Quality Poultry (UK) Ltd	(n)	Import, commercialization and distribution of products	England	Indirect	Consolidated	-	100.00%
Perdigão Europe Lda.		Import and export of products	Portugal	Indirect	Consolidated	100.00%	100.00%
Perdigão International Ltd.		Import and export of products	Cayman Island	Indirect	Consolidated	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	Indirect	Consolidated	100.00%	100.00%
Sadia Overseas Ltd.	(a)	Financial fundraising	Cayman Island	Indirect	Consolidated	98.00%	98.00%
ProudFood Lda		Import and commercialization of products	Angola	Indirect	Consolidated	90.00%	90.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	40.00%	40.00%
SATS BRF Food PTE Ltd.	(p)	Import, industrialization, commercialization and distribution of products	Singapore	Joint venture	Equity pick-up	-	49.00%
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	Indirect	Consolidated	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	Indirect	Consolidated	100.00%	100.00%
BRF Luxembourg Sarl		Holding	Luxemburgo	Direct	Consolidated	100.00%	100.00%
BRF Austria GmbH		Holding	Austria	Indirect	Consolidated	100.00%	100.00%
One Foods Holdings Ltd		Holding	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Al-Wafi Food Products Factory LLC		Industrialization and commercialization of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Badi Ltd.		Holding	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	Indirect	Consolidated	75.00%	75.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	Indirect	Consolidated	49.00%	49.00%
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	100.00%
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	Indirect	Consolidated	70.00%	70.00%
FFM Further Processing Sdn. Bhd.		Industrialization, import and commercialization of products	Malaysia	Indirect	Consolidated	70.00%	70.00%
FFQ GmbH		Industrialization, import and commercialization of products	Austria	Indirect	Consolidated	100.00%	100.00%
TBQ Foods GmbH		Holding	Austria	Indirect	Consolidated	60.00%	60.00%
Banvit Bandirma Vitaminli		Industrialization and commercialization of products	Turkey	Indirect	Consolidated	91.71%	91.71%
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Commercialization of eletric energy	Turkey	Indirect	Consolidated	100.00%	100.00%
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	Indirect	Consolidated	0.01%	0.01%
Nutrinvestments BV		Holding	The Netherlands	Indirect	Consolidated	100.00%	100.00%
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	Indirect	Consolidated	100.00%	100.00%
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	Indirect	Consolidated	99.99%	99.99%
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	Indireta	Consolidated	100.00%	100.00%
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	Indirect	Consolidated	49.00%	49.00%
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	Indirect	Consolidated	49.00%	49.00%
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	Indirect	Consolidated	100.00%	100.00%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

					Accounting method	% equity interest
Entity		Main activity	Country	Participation		09.30.19	12.31.18

Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	Indirect	Consolidated	0.01%	-
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	Direct	Consolidated	99.94%	99.94%
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	Direct	Consolidated	100.00%	100.00%
PP-BIO Administração de bem próprio S.A.	(k)	Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	66.66%
PR-SAD Administração de bem próprio S.A.	(o)	Management of assets	Brazil	Affiliate	Equity pick-up	33.33%	-
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Direct	Consolidated	99.99%	99.99%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	99.99%	99.99%
Quickfood S.A.	(c)	Industrialization and commercialization of products	Argentina	Direct	Consolidated	-	91.21%
Sadia Alimentos S.A.		Holding	Argentina	Direct	Consolidated	43.10%	43.10%
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	33.98%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	Direct	Consolidated	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	Indirect	Consolidated	60.00%	60.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Indirect	Consolidated	5.10%	5.10%
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	Indirect	Consolidated	-	66.02%
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	Indirect	Consolidated	1.00%	1.00%
Sadia Alimentos S.A.		Holding	Argentina	Indirect	Consolidated	56.90%	56.90%
Sadia Overseas Ltd.	(a)	Financial fundraising	Cayman Island	Direct	Consolidated	2.00%	2.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	Direct	Consolidated	94.90%	94.90%
UP Alimentos Ltda.	(l)	Industrialization and commercialization of products	Brazil	Affiliate	Equity pick-up	-	50.00%
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	Direct	Consolidated	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	Indirect	Consolidated	0.06%	0.06%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	Indirect	Consolidated	0.01%	0.01%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	Indirect	Consolidated	0.01%	0.01%

(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)

The wholly-owned subsidiary BRF Global GmbH operates as a trading for the International market and owned until June 02, 2019, 62 direct subsidiaries in Madeira Island, Portugal, with an investment of R$4,133 (R$4,913 as of December 31, 2018) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment of R$7,299 (R$7,360 as of December 31, 2018). The wholly-owned subsidiary Qualy 5201 B.V. owned 133 subsidiaries in The Netherlands being the amount of this investment until disposal date of R$19,467 (R$20,725 as of December 31, 2018). The indirect subsidiary Invicta Food Group Ltd. owned 120 direct subsidiaries in Ashford, England, with an investment until disposal date of R$44,837 (R$44,805 as of December 31, 2018). The indirect subsidiary Universal Meats (UK) Ltd owned 99 direct subsidiaries in Ashford, England with an investment until disposal date of R$41,112 (R$45,052 as of December 31, 2018). The indirect subsidiary Golden Foods Siam Europe Ltd (GFE) owned 32 subsidiaries in Ashford, England with an investment until disposal date of R$(157) (R$44 as of December 31, 2018). The purpose of these subsidiaries was to operate in the European market to increase the Company’s share in this market, which is regulated by a system of poultry and turkey meat import quotas.

On March 15, 2019, mergers were realized in the direct subsidiaries of BRF Global GmbH in Madeira Island, and the 101 existing subsidiaries were merged into 62 companies. On the same date, mergers were realized in the Qualy 5201 B.V. subsidiaries in Den Bosch, and the 212 existing subsidiaries were merged into 133 companies.

(c)	On January 02, 2019, the Company sold its equity stake in Quickfood S.A.
(d)	On January 03, 2019, Sadia Alimentos S.A. sold all held shares of Avex S.A. to BRF S.A. and Sadia Uruguay sold 61.02% of Avex S.A. to BRF S.A., holding a 5% interest.
(e)	On January 14, 2019, BRF Holland B.V. sold its participation in Eclipse Holding Cöoperatief U.A. to BRF S.A.
(f)	On January 14, 2019, BRF Holland B.V sold its participation in Campo Austral S.A. to Eclipse Holding Cöoperatief U.A.
(g)	On February 04, 2019, BRF S.A. and Sadia Uruguay S.A. sold their equity stake in Avex S.A.
(h)	On March 11, 2019, Eclipse Latam Holdings sold its equity stake in Itega S.A.
(i)	On March 11, 2019, BRF GmbH, Eclipse Latam Holdings, Eclipse Holding Cöoperatief U.A. and Buenos Aires Fortune S.A. sold all their equity stake in Campo Austral S.A.
(j)	On April 1st, 2019, SPE Khan Gmbh was incorporated with the purpose of contributing the assets and liabilities from BRF Global GMBH to be later sold to Tyson International Holding Co.
(k)	On April 1st, 2019, 33,33% of equity stake in PP-Bio Administração de Bem Próprio S.A. was sold.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

(l)	On April 03, 2019, UP Alimentos was liquidated.
(m)

On May 31, 2019, BRF Gmbh acquired the minority stake in BRF Invicta Ltd. equivalent to R$ 217,393 (GBP 43,716). The goodwill arising from this transaction was recorded as capital reserve, in the amount equivalent to R$99,327 (GBP 19,974).

(n)	On June 03, 2019, the companies were sold to Tyson International Holding Co. as part of Europe and Thailand operations (note 12).
(o)	On August 1st, 2019, 33,33% of equity stake in PR-SAD Administração de Bem Próprio S.A. was acquired.
(p)	On September 05, 2019, was sold the totally of shares from SATS BRF Food PTE Ltd.

1.2.         Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee is conducting independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the nine-month period ended on September 30, 2019, the main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$59,153 (R$52,108 in the nine-month period ended September 30, 2018), mostly related to expenditures with lawyers, legal advisors and consultants. For three-month period ended on September 30, 2019, the referred impacts amounted R$16,833 (R$8,370 on three months ended September 30, 2018).

In addition to the impacts already recorded, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company´s financial position, results and cash flows in the future.

1.2.1.   Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as other three were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involve misconduct related to improper offers and/or promises to government inspectors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission and the U.S. Department of Justice about the Carne Fraca Operation and is cooperating with the authorities.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. The appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.   Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. Still on March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that 12 plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

1.2.3.   Governance enhancement

The Company, in the light of the facts related to the investigations of the authorities collaborates to the complete clarification of the facts. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are fully clarified.

BRF interacts in a wide and transparent way with the authorities, with the objective of collaborating with the full elucidation of the facts. Simultaneously, it will proceed with the internal investigations led by the Independent Investigation Committee and by the Audit and Integrity Committee to clarify all the facts identified or that may be identified in the future.

The Company believes that this cooperation process with the authorities strengthens and consolidates its governance through ongoing actions to ensure the highest levels of safety standards, integrity and quality, as well as greater autonomy to its Compliance Department.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) strengthening of the  Compliance, Internal Audit and Internal Controls departments, (iii) issuance of new policies and procedures specifically related to the anticorruption law, (iv) reputational verification of business partners, (v) revision of the process of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) new consequence policy for misconduct.

1.3.          U.S. Class Action

On March 12, 2018, a purported class action was filed against the Company and some of its current and former directors before the United States Federal District Court in the city of New York, in the name of purchasers of ADRs between April 04, 2013 and March 02, 2018.  The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other things, Operation Trapaça and Operation Carne Fraca.   On July 2, 2018, that Court named as lead plaintiff in the case the City of Birmingham Retirement and Relief System.  On May 10, 2019, a third amendment to the complaint was filed.  On June 24, 2019, the served defendants, including the Company, filed a motion to dismiss.  On October 25, 2019, the Court granted lead plaintiff leave to file a Fourth Amended Complaint by November 8, 2019.  The Court also scheduled defendants’ motion to dismiss to be filed by December 13, 2019, with any opposition due January 10, 2020, and any reply due January 31, 2020.  An unfavorable outcome in this case could have a material impact for the Company.  However, as the case is in an initial phase, it is not possible to estimate eventual losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

1.4.         Seasonality

In the Brazil operating segment, during the months of November and December of each year, the Company is impacted by seasonality due to Christmas and New Year’s Celebrations, being the best-selling products in this period: turkey, Chester®, ham and pork cuts.

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim Calendar. The start of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

2.               MANAGEMENT’S STATEMENT, BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The parent company’s and consolidated interim financial statements are prepared and presented in accordance with the CPC 21 (R1) Demonstração Intermediária and with the IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well with the standards issued by the Brazilian Securities Exchange Commission (“CVM”).

The parent company’s and consolidated interim financial statements are expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions on a quarterly basis as disclosed in the financial statements for the year ended December 31, 2018 (note 3.26).

The parent company’s and consolidated financial statements were prepared based on the recoverable historical cost, except for the following material items recognized in the statement of financial position:

                     i.        derivative financial instruments and non-derivative financial instruments measured at fair value;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

                   ii.        share-based payments and employee benefits measured at fair value;

                  iii.        biological assets measured at fair value; and

                 iv.        assets held for sale in the cases the fair value is lower than historical cost.

The Company’s Management notes that the parent company’s and consolidated financial statements were prepared under the going concern assumption.

Only the relevant information applicable to the interim financial statements are being evidenced and correspond to those used by administration in its management.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The current quarterly financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2018 (note 3).

There were no changes on such policies and estimates calculation methodologies, except for the adoption of CPC 06 (R2) / IFRS 16, which regulates Leases, ICPC 22 / IFRIC 23, which regulates Uncertainty over Income Tax Treatments, and adoption of hedge accounting for net investments, forth below. As allowed by CPC 21 (R1), Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the quarterly financial information should be read along with the annual financial statements for the year ended December 31, 2018, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

3.1  CPC 06 (R2) / IFRS 16 – Lease

On January 01, 2019, the Company adopted the CPC 06 (R2) / IFRS 16 and chose for the modified retrospective approach without restatement of the comparative information. Therefore, all balances related to the fiscal year ended on December 31, 2018 (note 23.1), are presented according to the assumptions in the accounting policies previously in force CPC 06 (R1) / IAS 17 which ruled that the leasing operations in which the risks and rewards of ownership were substantially transferred to the Company were classified as finance leases. If the significant risks and rewards of ownership were not transferred, lease transactions were classified as operating leases. More details of the former standard may be obtained in the financial statements for the year ended December 31, 2018 (note 3.18).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

In the transition process, the Company chose not to use the practical expedient that permits not to reassess if an agreement is or contains a lease. Consequently, the new lease definitions contained in the IFRS 16 were applied to all agreements in force at the transaction date. An agreement is or contains a lease if the agreement transfers the right to control the use of an identified asset for a certain period in exchange for consideration, for which it is necessary to evaluate if:

•       the agreement involves the use of an identified asset, which can be explicit or implicit, and can be physically distinct or represents substantially all the capacity of a physically distinct asset. If the supplier has the right to substitute the asset, so the asset is not identified;

•       the Company has the right to obtain substantially all the economic benefits of the use of the asset during the agreement period; and

•       the Company has the right to direct the use of the asset. The Company has the right to decide changing how and for which purpose the asset is used, if:

o   has the right to operate the asset, or

o   designed the asset, so that it predetermines how and for which purpose it will be used.

At the commencement date, the Company recognizes a right-of-use asset and a lease liability, that represents the obligation to make payments related to the lease’s underlying asset.

The right-of-use asset is initially measured at cost, which comprises the amount of the initial lease liability, any payments made at or before the commencement date, any initial direct costs incurred and an estimate of the costs for dismantling, removing or restoring the asset, or restoring the site on which it is located, less any incentive received.

The right-of-use asset is subsequently depreciated using the linear method from the commencement date until the end of the right-of-use’s useful life or the lease’s expiration. The renewal and early termination options of the agreements are individually analyzed considering the type of asset as well as its relevance to the Company’ productive process. The estimated useful life of right-of-use asset is determined in the same basis of the Company’s own assets. Additionally, the right-of-use asset is periodically tested for impairment in accordance with CPC 01/IAS 36 and adjusted for remeasurement of the lease liability.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there are changes (i) in the future payments as a result of a change in an index or rate (ii) in the estimate of the amount expected to be payable under the residual value guarantee or (iii) in the assessment of the exercise of a purchase, extension or termination option.

When the lease liability is remeasured, the carrying amount of the corresponding right-of-use asset is adjusted. If the carrying amount of the right-of-use asset has already been reduced to zero, then the remaining adjustment is recognized in profit or loss.

As a result of the IFRS 16 adoption, on January 01, 2019 a right-of-use asset and lease liability in the amount of R$2,116,755 was recognized in the parent company R$2,357,151 in the consolidated. Such agreements were disclosed previously as operating leases, according to the financial statements for the year ended December 31, 2018 (note 23.1).

The Company has used the following practical expedients for the transition to the new accounting requirements for leases:

•       not recognizing low-value and short-term right-of-use assets and lease liabilities without purchase option. The payments associated with these agreements are recognized in profit or loss on a linear basis during the agreement period.

•       use of a single discount rate to each portfolio of leases with reasonably similar characteristics. The weighted average incremental borrowing rate, measured at January 01, 2019 applicable to each portfolio of leases was of 7.92% to the parent company and to the consolidated.

Additionally, agreements with indefinite terms were considered ineligible due to the impossibility to determine the enforceable period.

3.2           Financial Instruments - Hedge Accounting

In addition to the hedge accounting practices disclosed in note 3.7 of the Financial Statements for the year ended December 31, 2018, from August 1st, 2019, the Company chose to adopt hedge accounting for net investments.

The Company has designated as hedge instrument a debt denominated in foreign currency and as hedged item, foreign investments in currencies with the same risk (note 4.4.b.iii). The effective result of the exchange variation of the designated debt is now recorded in Other Comprehensive Income, along with the cumulative translation adjustment of the investments. Upon disposal of the hedged item, the accumulated amount is reclassified to the statement of income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

3.3           ICPC 22 / IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation ICPC 22 / IFRIC 23 clarifies how to apply the recognition and measurement requirements in CPC 32 / IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, the Company shall recognize and measure its current or deferred tax asset or liability applying the requirements of CPC 32 / IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. The interpretation is valid from January 1, 2019.

The Company has analyzed relevant tax decisions of superior courts and whether they conflict anyhow with the positions adopted by the Company. For already known uncertain tax positions, the Company has reviewed corresponding legal opinions and jurisprudence and has not identified any impact that should be disclosed or recorded. The Company has concluded that it is not probable that the tax authorities do not accept the positions adopted.

3.4           Exchange rates

The exchange rates in Brazilian Reais that are effective at the base date are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Exchange rate at the balance sheet date		Average rates
	09.30.19	12.31.18	09.30.19	09.30.18
Thailand Bath (THB)	0.1361	0.1198	0.1243	0.1120
Kwait Dinar (KWD)	13.7032	12.7755	12.8042	11.9561
United Arab Emirates Dirham (AED)	1.1338	1.0550	1.0585	0.9809
Singapore Dollar (SGD)	3.0116	2.8464	2.8491	2.6854
U.S. Dollar (USD)	4.1644	3.8748	3.8877	3.6026
Vietnamese Dong (VND)	0.0002	0.0002	0.0002	0.0002
Hong Kong dollar (HKD)	0.5312	0.4948	0.4960	0.4595
Euro (EUR)	4.5425	4.4390	4.3675	4.2961
Forint Hungary (HUF)	0.0136	0.0138	0.0135	0.0135
Yen (JPY)	0.0385	0.0353	0.0357	0.0328
Romanian leu (RON)	0.9576	0.9527	0.9222	0.9240
Pound Sterling (GBP)	5.1251	4.9617	4.9483	4.8601
Turkish Lira (TRY)	0.7375	0.7331	0.6898	0.7944
Argentinian Peso (ARS)	0.0723	0.1029	0.0885	0.1484
Chilean Peso (CLP)	0.0057	0.0056	0.0057	0.0057
Uruguayan Peso (UYU)	0.1130	0.1199	0.1128	0.1196
South African Rand (ZAR)	0.2748	0.2699	0.2707	0.2794
Renminbi Yuan China (CNY)	0.5826	0.5636	0.5664	0.5525
Saudi Riyal (SAR)	1.1102	1.0330	1.0366	0.9606
Qatar Riyal (QAR)	1.1441	1.0643	1.0658	0.9896
Omani Riyal (OMR)	10.8222	10.0696	10.1036	9.3601
Ringgit Malaysia (MYR)	0.9951	0.9382	0.9404	0.9025
Russian Rouble (RUB)	0.0642	0.0556	0.0598	0.0585
Won South Korea (KRW)	0.0035	0.0035	0.0033	0.0033

4.              FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.         Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and strategic documents and internal guidelines subject to such policy.

The Risk Policy is under the management of the Board of Executive Officers through the Financial Risk Management Committee and the Market Risk Management department, as disclosed in the financial statements for the year ended December 31, 2018.

4.2.         Credit risk management

The Company is exposed to credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The expected losses on each of these assets are shown in the respective notes and the origin and tactics for the reduction of the risk are disclosed in the annual financial statements for the year ended December 31, 2018.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

On September 30, 2019, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, HSBC and J.P. Morgan Chase Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Votorantim, Bank of America Merrill Lynch, Citibank, Deutsche Bank, ING Bank, Morgan Stanley, Rabobank and T. Garanti Bankasi A.Ş.

4.3.         Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

As guideline, the gross debt must be concentrated in the long term. On September 30, 2019, the long term consolidated gross debt represented 83.1% (78.7% as of December 31, 2018) of the total gross indebtedness, which has an average term higher than four years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	09.30.19			12.31.18
	Current	Non-current	Total	Total
Foreign currency debt	(992,699)	(11,029,601)	(12,022,300)	(11,538,304)
Local currency debt	(2,250,269)	(6,804,555)	(9,054,824)	(10,627,140)
Derivative financial liabilities	(339,834)	-	(339,834)	(235,035)
Gross debt	(3,582,802)	(17,834,156)	(21,416,958)	(22,400,479)

Marketable securities and cash and cash equivalents	6,620,471	318,579	6,939,050	5,667,222
Derivative financial assets	103,891	197	104,088	182,339
Restricted cash	629,479	-	629,479	861,621
Net debt	3,771,039	(17,515,380)	(13,744,341)	(15,689,297)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Parent company
	09.30.19
	Book value	Contractual cash flow	Up to 12 months	October to november 2020	2021	2022	2023	2024 onwards
Non derivative financial liabilities
Loans and financing	9,827,643	11,284,792	2,809,663	1,155,494	3,297,635	462,347	1,314,104	2,245,549
BRF bonds	8,642,351	11,172,493	353,784	93,164	379,161	2,296,325	1,724,225	6,325,834
Trade accounts payable	5,079,488	5,121,102	5,107,333	2,516	5,995	2,761	2,497	-
Supply chain finance	618,593	633,805	633,805	-	-	-	-	-
Lease payables	2,045,153	2,609,298	470,511	96,253	390,411	352,022	337,790	962,311

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives (NDF)	82,785	76,477	77,546	(959)	(110)	-	-	-
Commodities derivatives - Soybean (NDF)	2,836	2,836	2,253	583	-	-	-	-
Commodities derivatives - Corn (NDF)	50,314	50,314	48,923	1,321	70	-	-	-
Commodities derivatives - Soybean meal (NDF)	1,980	1,980	1,980	-	-	-	-	-
Commodities derivatives - Soybean oil (options)	324	(296)	(296)	-	-	-	-	-
Currency derivatives (options)	178,573	(38,241)	(38,241)	-	-	-	-	-
Commodities derivatives - Soybean meal (Options)	1,277	(1,132)	(1,132)	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	12,564	20,751	20,751	-	-	-	-	-
Currency derivatives (Future)	2,588	2,588	2,588	-	-	-	-	-
Swap (index / currency / stocks)	38,219	(6,906)	-	-	-	-	-	(6,906)

	Consolidated
	09.30.19
	Book value	Contractual cash flow	Up to 12 months	October to november 2020	2021	2022	2023	2024 onwards
Non derivative financial liabilities
Loans and financing	10,029,352	11,531,106	2,913,207	1,160,627	3,435,272	462,347	1,314,104	2,245,549
BRF bonds	8,642,351	11,172,493	353,784	93,164	379,161	2,296,325	1,724,225	6,325,834
BFF bonds	362,743	371,552	371,552	-	-	-	-	-
BRF GmbH bonds	2,042,678	2,716,231	90,576	-	90,576	90,576	90,576	2,353,927
Trade accounts payable	5,694,819	5,736,450	5,722,681	2,516	5,995	2,761	2,497	-
Supply chain finance	618,593	633,805	633,805	-	-	-	-	-
Lease payables	2,243,278	2,852,892	547,408	106,486	423,844	381,115	366,357	1,027,682

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives (NDF)	83,162	76,854	77,922	(959)	(109)	-	-	-
Commodities derivatives - Corn (NDF)	50,314	50,314	48,923	1,321	70	-	-	-
Commodities derivatives - Soybean meal (NDF)	1,980	1,980	1,980	-	-	-	-	-
Commodities derivatives - Soybean oil (Options)	324	(296)	(296)	-	-	-	-	-
Commodities derivatives - Soybean (NDF)	2,836	2,836	2,253	583	-	-	-	-
Currency derivatives (options)	180,432	(38,666)	(38,666)	-	-	-	-	-
Commodities derivatives - Soybean meal (Options)	1,277	(1,132)	(1,132)	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	19,705	28,549	28,549	-	-	-	-	-
Currency derivatives (Future)	2,588	2,588	2,588	-	-	-	-	-
Swap (index / currency / stocks)	38,219	(6,906)	-	-	-	-	-	(6,906)

For the period ended September 30, 2019, the Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated or substantially changed outside the normal course of business.

4.4.         Market risk management

a.              Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s indebtedness is essentially linked to the London Interbank Offered Rate ("LIBOR"), fixed coupon (“R$ and USD”), Interbank Deposit Certificate (“CDI”) and Broad Consumer Price Index (“IPCA”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

Regarding the marketable securities, the Company holds mainly instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company's exposure to interest rates can be assessed in notes 7, 15 and 19.

b.              Foreign exchange risk

Foreign exchange risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.                 Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency which exchange variations are recognized in the statement of income are as follows, summarized in Brazilian Reais:

	Consolidated
	09.30.19	12.31.18

Cash and cash equivalents	359,408	127,266
Trade accounts receivable	7,655	65,820
Trade accounts payable	(2,612,626)	(861,341)
Loans and financing	(8,433,237)	(7,347,953)
Derivative financial instruments (hedge)	2,806,558	5,209,168
Investments, net	7,716,938	2,571,870
Other assets and liabilities, net	(29,255)	376

Exposure in result	(184,559)	(234,794)

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with Brazilian Reais as functional currency.

The net P&L exposure is mainly composed of the following currencies:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

		09.30.19		12.31.18
Net P&L Exposure	Foreign currency in thousands	Equivalent in thousands of R$	Foreign currency in thousands	Equivalent in thousands of R$

Argentinian Peso (ARS)	(190,376)	(13,772)	1,812,808	186,538
Euros (EUR)	30,109	136,769	(87,725)	(389,412)
Pound Sterling (GBP)	(658)	(3,372)	(14,373)	(71,314)
Yen (JPY)	(553,104)	(21,306)	114,574	4,041
Rubles (RUB)	73,287	4,707	1,649,338	91,720
Turkish Liras (TRY)	(516,162)	(380,669)	(475,568)	(348,639)
U.S. Dollars (USD)	22,352	93,084	75,429	292,272
Total		(184,559)		(234,794)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on September 30, 2019 are not designated as hedge accounting and are set forth below:

09.30.19
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	4th Qtr. 2019	245,000	EUR	4.5848	(3,512)
Non-deliverable forward	USD	BRL	4th Qtr. 2019	385,000	USD	4.1917	(8,722)
Non-deliverable forward	BRL	USD	2nd Qtr. 2020	5,000	USD	4.2380	205
Futures - B3	USD	BRL	4th Qtr. 2019	352,500	USD	4.1584	(2,588)
Currency swap	USD + 4.67% p.a.	109.00% CDI	4th Qtr. 2019	55,000	USD	-	17,988
Currency swap	100.00% CDI + 1,43%	USD + 4.24% p.a.	3rd Qtr. 2028	1,601,096	BRL	-	(38,220)
							(34,849)

Subsidiaries
Non-deliverable forward	EUR	JPY	4th Qtr. 2019	12,695	EUR	118.1596	(118)
Non-deliverable forward	EUR	USD	4th Qtr. 2019	50,000	EUR	1.1056	(1,724)
Non-deliverable forward	EUR	RUB	4th Qtr. 2019	19,904	EUR	75.3612	(5,298)
Non-deliverable forward	USD	JPY	4th Qtr. 2019	16,664	USD	106.8500	452
Collar	TRY	USD	4th Qtr. 2019	50,000	USD	5.9775	(845)

Total Consolidated							(42,382)

ii.               Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative and non-derivative financial instruments designated as cash flow hedges for FX operating exposure on September 30, 2019 are set forth below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

09.30.19
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2019	276,000	USD	4.0364	(34,735)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2020	40,000	USD	3.9965	(7,211)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2020	30,000	USD	4.0590	(4,300)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2020	20,000	USD	4.1322	(1,873)
Collar	USD Exports	BRL	USD	4th Qtr. 2019	340,000	USD	3.9542	(55,344)
Collar	USD Exports	BRL	USD	1st Qtr. 2020	250,000	USD	4.0313	(35,007)
Collar	USD Exports	BRL	USD	2nd Qtr. 2020	225,000	USD	4.0396	(29,599)
Collar	USD Exports	BRL	USD	3rd Qtr. 2020	150,000	USD	4.2002	(6,003)

								(174,072)

09.30.19
Cash flow hedge - Non-derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$) (1)
Parent company and consolidated
Bond BRF SA BRFSBZ5	USD Exports	-	USD	06.2022	109,312	USD	2.0213	(292,692)
Bond BRF SA BRFSBZ3	USD Exports	-	USD	05.2023	150,000	USD	2.0387	(318,855)

								(611,547)

(1)          Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

09.30.19
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (R$) (1)
Parent company and consolidated
BRF SA BRFSBZ4	Federal Foods LLC	-	USD	09.2026	77,018	USD	3.7649	(30,754)
BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	09.2026	107,918	USD	3.7649	(42,077)
BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	09.2026	65,064	USD	3.7649	(25,924)

								(98,755)

iii.             Investments exposure

The Company owns investments abroad in functional currencies different than the Brazilian Reais, which generates currency exposure that affects directly the Consolidated and Parent Company’s Shareholders' Equity, in Other Comprehensive Income.

On August 1st, 2019 the Company started to use net investment hedge accounting to reduce this exposure. The non-derivative financial instruments designated as instruments for net investment hedge on September 30, 2019 are set forth below:

09.30.19
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (R$) (1)
Parent company and consolidated
BRF SA BRFSBZ4	Federal Foods LLC	-	USD	09.2026	77,018	USD	3.7649	(30,754)
BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	09.2026	107,918	USD	3.7649	(42,077)
BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	09.2026	65,064	USD	3.7649	(25,924)

								(98,755)
(1)          Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

c.              Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on September 30, 2019 are set forth below:

09.30.19
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value (R$)
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2019	29,964	ton	122.33	(1,173)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2020	37,929	ton	120.87	(143)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	92,905	ton	121.68	1,473
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2020	24,993	ton	122.86	529
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	29,937	ton	125.42	(256)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2020	249,821	ton	178.06	(21,621)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	119,894	ton	183.32	(11,765)
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2019	1,497	ton	645.59	12
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	3,990	ton	651.07	109

							(32,835)

09.30.19
Cash flow hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Average rate	Fair value (R$)
Controlled
Non-deliverable forward	Cost in USD	TRY	USD	4th Qtr. 2019	5,835	USD	5.8184	(377)

								(377)

09.30.19
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value (R$)
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2019	50,716	ton	332.55	(136)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2020	2,000	ton	345.91	35
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2020	16,493	ton	335.65	(921)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	11,499	ton	338.45	(583)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2019	488,325	ton	152.98	480
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2020	236,294	ton	163.32	5,946
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2020	449,906	ton	161.17	1,154
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2020	138,906	ton	156.94	(1,332)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	108,425	ton	158.08	(1,193)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	6,515	ton	161.78	(70)

							3,380

09.30.19
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Average rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2019	89,801	USD	3.9761	(16,625)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2020	39,283	USD	4.0167	(6,397)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2020	72,495	USD	4.1227	(6,213)
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2020	27,342	USD	4.2148	(488)
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2020	21,031	USD	4.2244	(722)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2021	1,054	USD	4.2682	(18)

								(30,463)

d.              Stock price risk

On August 16, 2017, the Company sold shares held in treasury and entered into a Total Return Swap instrument in equivalent amount, with maturity on February 05, 2019 and no possibility of renewal. By this instrument, the Company had the right to receive or pay the variation on the stock price (BRFS3) in exchange for the payment of interest indexed to CDI. On September 30, 2019, the only stock price risks existing in the Company are related to the investments in shares of Cofco, as demonstrated in note 7.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

4.5.         Hedge accounting

4.5.1.   Designated relations

The Company applies hedge accounting rules for derivative and non-derivative financial instruments that qualify as cash flow hedge, fair value hedge and net investment hedge in accordance with the Risk Policy determinations. The hedge index, which represents the proportion of the object hedged by the instrument, is determined for each relation according to the dynamic of the risks of the object and of the instrument.

The Company formally designates its hedge accounting relations in compliance with CPC 48 / IFRS 09 and the Risk Policy, as disclosed in the annual financial statements for the year ended December 31, 2018.

4.5.2.   Gains and losses with hedge accounting instruments

The gains and losses with the instruments designated as cash flow hedge, while unrealized, are registered as a component of other comprehensive income. For hedging instruments designated in fair value hedge relations, the unrealized gains and losses are recorded in inventories, item in which the object will be registered at initial recognition. For net investment hedging instruments, the gains and losses are recorded in other comprehensive income until it’s disposal.

Parent company
09.30.19
	Cash flow hedge			Fair value hedge	Net investment hedge
	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.18 - Restated	28,723	(662,732)	(9,144)	17,920	-	(625,233)

Settlement	(28,179)	123,962	36,753	(4,177)	-	128,359
Inventories	-	-	(1,692)	(78,076)	-	(79,768)
Other comprehensive income	(204,797)	(11,342)	(28,963)	-	(98,755)	(343,857)
Operating result - income	37,206	-	-	-	-	37,206
Operating result - cost	-	-	(29,789)	37,250	-	7,461
Financial result	(7,025)	(61,435)	-	-	-	(68,460)

Fair value on 09.30.19	(174,072)	(611,547)	(32,835)	(27,083)	(98,755)	(944,292)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

Consolidated
09.30.19
	Cash flow hedge				Fair value hedge	Net investment hedge
	Interest	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.18 - Restated	(82)	21,483	(662,732)	(9,144)	17,920	-	(632,555)

Settlement	34	(23,490)	123,962	36,943	(4,177)	-	133,272
Inventories	-	-	-	(1,692)	(78,076)	-	(79,768)
Other comprehensive income	3	(197,557)	(11,342)	(29,340)	-	(98,755)	(336,991)
Operating result - income	-	37,206	-	-	-	-	37,206
Operating result - cost	-	-	-	(29,979)	37,250	-	7,271
Financial result	45	(11,714)	(61,435)	-	-	-	(73,104)

Fair value on 09.30.19	-	(174,072)	(611,547)	(33,212)	(27,083)	(98,755)	(944,669)

4.6.         Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are: volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates do not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below are compliant with CVM Instruction 475/08 and present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis are based on the position as of September 30, 2019, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

		4.1644	3.7480	3.1233	5.2055	6.2466
Parity - R$ x USD		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(68,839)	188,107	573,526	(711,204)	(1,353,569)
Options - currencies	Devaluation of R$	(84,632)	192,477	794,286	(1,049,171)	(2,053,832)
Bonds	Devaluation of R$	(553,122)	(445,134)	(283,152)	(823,091)	(1,093,061)
Exports (object)	Appreciation of R$	683,602	146,088	(846,328)	2,299,153	3,954,827
Cost (object)	Appreciation of R$	22,991	(81,538)	(238,332)	284,313	545,635
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(10,494)	(170,824)	(411,318)	390,329	791,153
NDF - Sale	Devaluation of R$	(368)	(2,450)	(5,574)	4,838	10,043
Future purchase - B3	Appreciation of R$	2,117	(144,678)	(364,871)	369,105	736,092
Net effect		(8,745)	(317,952)	(781,763)	764,272	1,537,288

		4.5425	4.0883	3.4069	5.6781	6.8138
Parity - R$ x EUR		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Not designated as hedge accouting
NDF - Purchase EUR x USD	Appreciation of EUR	(3,078)	(25,790)	(59,859)	53,704	110,486
NDF - Purchase EUR x RUB	Appreciation of EUR	(5,903)	(14,947)	(28,513)	16,707	39,318
NDF - Purchase	Appreciation of R$	(10,358)	(121,649)	(288,586)	267,870	546,098
Net effect		(19,339)	(162,386)	(376,958)	338,281	695,902

		157.42	141.68	118.06	196.77	236.13
Price parity CBOT - Corn - USD/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	3,968	97,606	238,062	(230,125)	(464,219)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	(34,403)	(58,640)	(94,995)	26,188	86,780
Cost (object)	Increase in the price of corn	30,435	(38,966)	(143,067)	203,937	377,439
Net effect		-	-	-	-	-

		122.09	109.88	91.57	152.62	183.14
Price parity CBOT - Soybean meal - USD/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	245	(9,202)	(23,371)	23,861	47,478
Soybean meal options	Decrease in the price of soybean meal	-	(2,862)	(9,306)	7,661	18,401
Cost (object)	Increase in the price of soybean meal	(245)	12,064	32,677	(31,522)	(65,879)
Net effect		-	-	-	-	-

		339.13	305.22	254.35	423.91	508.70
Price parity CBOT - Soybean - USD/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in the price of soybean	(1,605)	9,793	26,891	(30,100)	(58,595)
Cost (object)	Increase in the price of soybean	1,605	(9,793)	(26,891)	30,100	58,595
Net effect		-	-	-	-	-

		652.99	587.69	489.74	816.23	979.48
Price parity CBOT - Soybean oil - USD/Ton		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Soybean oil options	Decrease in the price of soybean oil	-	(841)	(3,079)	3,235	6,965
Cost (object)	Increase in the price of soybean oil	-	841	3,079	(3,235)	(6,965)
Net effect		-	-	-	-	-

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

4.7.         Financial instruments by category

	Parent company
	09.30.19
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	193,105	-	-	193,105
Cash equivalents	-	-	3,284,755	3,284,755
Marketable securities	-	-	407,087	407,087
Restricted cash	285,861	-	343,618	629,479
Trade accounts receivable	3,607,562	-	189,668	3,797,230
Other credits	133,945	-	-	133,945
Derivatives not designated	-	-	18,522	18,522
Derivatives designated as hedge accounting (1)	-	-	84,099	84,099

Liabilities
Trade accounts payable	(5,079,488)	-	-	(5,079,488)
Supply chain finance	(618,593)	-	-	(618,593)
Loans and financing (2)	(18,469,994)	-	-	(18,469,994)
Derivatives not designated	-	-	(53,371)	(53,371)
Derivatives designated as hedge accounting (1)	-	-	(318,089)	(318,089)
	(19,947,602)	-	3,956,289	(15,991,313)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)          All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Parent company
	12.31.18
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	106,230	-	-	106,230
Cash equivalents	-	-	3,720,468	3,720,468
Marketable securities	87,697	83,782	310,398	481,877
Restricted cash	840,584	-	-	840,584
Trade accounts receivable	5,085,604	-	203,224	5,288,828
Other credits	199,240	-	-	199,240
Derivatives not designated	-	-	36,401	36,401
Derivatives designated as hedge accounting (1)	-	-	140,943	140,943

Liabilities
Trade accounts payable - Restated	(4,792,555)	-	-	(4,792,555)
Supply chain finance	(875,300)	-	-	(875,300)
Loans and financing (2)	(19,043,446)	-	-	(19,043,446)
Derivatives not designated	-	-	(120,887)	(120,887)
Derivatives designated as hedge accounting (1)	-	-	(103,444)	(103,444)
	(18,391,946)	83,782	4,187,103	(14,121,061)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)          All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	09.30.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	1,935,170	-	-	-	1,935,170
Cash equivalents	-	-	-	4,271,078	4,271,078
Marketable securities	274,422	29,268	19,670	409,442	732,802
Restricted cash	285,861	-	-	343,618	629,479
Trade accounts receivable	1,931,609	-	-	189,668	2,121,277
Other credits	138,032	-	-	-	138,032
Derivatives not designated	-	-	-	18,975	18,975
Derivatives designated as hedge accounting (1)	-	-	-	85,113	85,113

Liabilities
Trade accounts payable	(5,694,819)	-	-	-	(5,694,819)
Supply chain finance	(618,593)	-	-	-	(618,593)
Loans and financing (2)	(21,077,124)	-	-	-	(21,077,124)
Derivatives not designated	-	-	-	(60,512)	(60,512)
Derivatives designated as hedge accounting (1)	-	-	-	(320,325)	(320,325)
	(22,825,442)	29,268	19,670	4,937,057	(17,839,447)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)          All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Consolidated
	12.31.18
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	722,838	-	-	-	722,838
Cash equivalents	-	-	-	4,146,724	4,146,724
Marketable securities	331,395	139,469	16,398	310,398	797,660
Restricted cash	861,621	-	-	-	861,621
Trade accounts receivable	2,409,667	-	-	203,224	2,612,891
Other credits	204,072	-	-	-	204,072
Derivatives not designated	-	-	-	41,387	41,387
Derivatives designated as hedge accounting (1)	-	-	-	140,952	140,952

Liabilities
Trade accounts payable - Restated	(5,500,008)	-	-	-	(5,500,008)
Supply chain finance	(875,300)	-	-	-	(875,300)
Loans and financing (2)	(22,165,444)	-	-	-	(22,165,444)
Derivatives not designated	-	-	-	(124,261)	(124,261)
Derivatives designated as hedge accounting (1)	-	-	-	(110,774)	(110,774)
	(24,011,159)	139,469	16,398	4,607,650	(19,247,642)

(1)         All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)         All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

4.8.         Fair value of the financial instruments

According to CPC 46 / IFRS 13 the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

•       Level 1 – Uses prices quoted (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

•       Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

•       Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the period ended on September 30, 2019, there were no changes between the 3 levels of hierarchy.

	Parent company
	09.30.19			12.31.18
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	-	-	-	83,782	-	83,782
Fair value through profit and loss
Savings account and overnight	85,505	-	85,505	21,126	-	21,126
Term deposits	260,784	-	260,784	-	-	-
Bank deposit certificates	-	2,933,099	2,933,099	-	3,695,621	3,695,621
Financial treasury bills	392,198	-	392,198	295,699	-	295,699
Investment funds	20,256	-	20,256	3,721	-	3,721
Derivatives	-	102,621	102,621	-	177,344	177,344
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(371,460)	(371,460)	-	(224,331)	(224,331)
	758,743	2,664,260	3,423,003	404,328	3,648,634	4,052,962

	Consolidated
	09.30.19			12.31.18
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	19,670	-	19,670	16,398	-	16,398
Stocks	29,268	-	29,268	139,469	-	139,469
Fair value through profit and loss
Savings account and overnight	1,017,423	-	1,017,423	401,145	-	401,145
Term deposits	300,164	-	300,164	21,150	-	21,150
Bank deposit certificates	-	2,948,124	2,948,124	-	3,720,708	3,720,708
Financial treasury bills	392,198	-	392,198	295,699	-	295,699
Investment funds	22,611	-	22,611	3,721	-	3,721
Derivatives	-	104,088	104,088	-	182,339	182,339
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(380,837)	(380,837)	-	(235,035)	(235,035)
	1,781,334	2,671,375	4,452,709	877,582	3,668,012	4,545,594

Except for the items set forth below, the book value of all other financial instruments approximates their fair value. The fair value of financial instruments set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Parent company and Consolidated
		09.30.19		12.31.18
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(457,437)	(482,561)	(451,542)	(456,190)
BRF SA BRFSBZ4	2024	(2,189,025)	(2,274,417)	(2,898,940)	(2,695,884)
BRF SA BRFSBZ3	2023	(1,430,747)	(1,467,081)	(1,888,811)	(1,754,586)
BRF SA BRFSBZ2	2022	(1,485,109)	(1,554,264)	(2,248,510)	(2,189,975)
BRF SA BRFSBZ4 7/8	2030	(3,080,033)	(3,095,698)	-	-
Parent company		(8,642,351)	(8,874,021)	(7,487,803)	(7,096,635)

BFF bonds
Sadia Overseas BRFSBZ7	2020	(362,743)	(367,793)	(342,958)	(349,241)
Bonds BRF Gmbh
BRF SA BRFSBZ4	2026	(2,042,678)	(2,071,791)	(1,915,685)	(1,702,211)
Consolidated		(11,047,772)	(11,313,605)	(9,746,446)	(9,148,087)

5.              SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main decision makers for assessing the performance of each segment and allocation of resources.

With the sale of the Argentina, Europe and Thailand Operations and changes in the management, the Company has modified its operating segments in relation to December 31, 2018 primarily observing the Company's business regions, being: (i) Brazil; (ii) International, which concentrates all the Company's operations abroad and has absorbed the Halal and International segments disclosed in the financial statements of December 31,2018; and (iii) Other Segments.

These segments include sales of all distribution channels and operations subdivided according to the nature of the products, their characteristics are described below:

•       Poultry: production and sale of whole poultry and in-natura cuts.

•       Pork and other: production and sale of in-natura cuts.

•       Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.

•       Other sales: sale of flour for food service and others.

Other segments are divided into:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

•       Ingredients: commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness).

•       Other sales: commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

	Consolidated
Net sales	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Brazil
In-natura	1,156,829	3,396,648	1,000,530	2,902,555
Poultry	923,829	2,718,133	796,095	2,307,369
Pork and other	233,000	678,515	204,435	595,186
Processed	3,221,570	8,996,664	3,117,690	8,638,898
Other sales	3,774	11,024	4,977	14,619
	4,382,173	12,404,336	4,123,197	11,556,072

International
In-natura	3,261,118	9,270,793	2,858,703	8,160,231
Poultry	2,923,084	8,372,167	2,643,288	7,495,216
Pork and other	338,034	898,626	215,415	665,015
Processed	543,316	1,592,295	485,811	1,330,396
Other sales	(8,478)	112,237	87,615	235,900
	3,795,956	10,975,325	3,432,129	9,726,527

Other segments
Ingredients	124,409	373,861	118,645	325,399
Other sales	156,948	403,223	127,925	291,271
	281,357	777,084	246,570	616,670
	8,459,486	24,156,745	7,801,896	21,899,269

The operating income for each segment is set forth below:

	Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Brazil	727,302	1,284,231	140,393	240,160
International	429,819	980,957	45,045	(14,944)
Other segments	28,378	68,909	(8,325)	47,213
Ingredients	28,733	83,856	32,661	82,054
Other sales	(355)	(14,947)	(40,986)	(34,841)
Sub total	1,185,499	2,334,097	177,113	272,429
Corporate	(119,533)	(179,892)	(195,673)	(759,764)
	1,065,966	2,154,205	(18,560)	(487,335)

The items presented above as Corporate refers to relevant events not attributable to the normal course of business neither to the operating segments. For the nine-month period ended September 30, 2019, the main events were R$59,153 of expenses related to investigations involving the Company (R$402,517 in the nine-month period ended September 30, 2018) (note 1.2.2), R$46,683 related to demobilization expenses (R$5,620 in the nine-month period ended September 30, 2018), and R$16,431 related to the operational restructuring plan (R$191,071 in the nine-month period ended September 30, 2018). For the three-month period ended September 30, 2019, the main events were R$35,811 related contingencies for civil and tax risks, R$28.599 related to demobilization expenses and R$16,833 of expenses related to investigations involving the Company (R$102,171 in the three-month period ended September 30, 2018).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended September 30, 2019 and 2018.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, which correspond to the cash-generating units of the Company, considering economic benefits generated by such assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	09.30.19	12.31.18	09.30.19	12.31.18	09.30.19	12.31.18
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,600,182	1,543,467	354,784	353,684	1,954,966	1,897,151
	2,751,680	2,694,965	1,337,262	1,336,162	4,088,942	4,031,127

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of assets on a consolidated basis.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

6.               CASH AND CASH EQUIVALENTS

	Average rate (p.a.)	Parent company		Consolidated
		09.30.19	12.31.18	09.30.19	12.31.18
Cash and bank accounts
U.S. Dollar	-	439	8,075	1,059,562	118,895
Brazilian Reais	-	180,262	94,967	181,384	97,376
Euro	-	12,145	2,927	123,882	52,779
Other currencies	-	259	261	570,342	453,788
		193,105	106,230	1,935,170	722,838
Cash equivalents
In Brazilian Reais
Investment funds	2.82%	5,367	3,721	5,367	3,721
Savings account	2.16%	8	49	8	49
Bank deposit certificates	5.24%	2,933,099	3,695,621	2,948,124	3,720,708
		2,938,474	3,699,391	2,953,499	3,724,478
In U.S. Dollar
Term deposit	3.34%	260,784	-	277,442	-
Overnight	2.30%	85,497	21,077	1,017,415	401,096
Other currencies
Term deposit	1.64%	-	-	22,722	21,150
		346,281	21,077	1,317,579	422,246
		3,477,860	3,826,698	6,206,248	4,869,562

7.               MARKETABLE SECURITIES

			Average interest rate (p.a.)	Parent company		Consolidated
	WATM (1)	Currency		09.30.19	12.31.18	09.30.19	12.31.18
Fair value through other comprehensive income
Credit linked note (a)	0.33	USD	3.85%	-	-	19,670	16,398
Stocks (b)	-	R$ and HKD	-	-	83,782	29,268	139,469
				-	83,782	48,938	155,867
Fair value through profit and loss
Financial treasury bills (c)	3.65	R$	5.40%	392,198	295,699	392,198	295,699
Investment funds - FIDC (d)	4.21	R$	-	14,889	14,699	14,889	14,699
Investment funds	0.17	ARS	-	-	-	2,355	-
				407,087	310,398	409,442	310,398
Amortized cost
Sovereign bonds and others (c)	3.58	AOA	3.82%	-	87,697	274,422	331,395
				407,087	481,877	732,802	797,660

Current				392,198	303,613	414,223	507,035
Non-current (2)				14,889	178,264	318,579	290,625

(1)      Weighted average maturity in years.

(2)      Maximum maturity is September 01, 2025.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

(a)  The credit linked note is a structured operation with a first-class financial institution that bears periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Is composed as set forth below:

		Quantity of shares		Share value		Total
Entities	Ticker	09.30.19	12.31.18	09.30.19	12.31.18	09.30.19	12.31.18
Minerva	BEEF3	-	15,204,100	-	4.99	-	75,868
Cofco Meat	1610	23,307,000	77,583,000	HKD2,36 / R$1,25	HKD1,45 / R$0,72	HKD55.005 / R$29.268	HKD112.495 / R$55.686
Eletrobras	ELET6	-	275,039	-	28.17	-	7,748
Engie Brasil	EGIE3	-	5,055	-	33.02	-	167

(c)  Comprised of Financial Treasury Bills (“LFT”) remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and Angola sovereign bonds securities, denominated in Kwanzas.

(d)  Investment in junior quotas of the credit rights investment fund (“FIDC BRF”), as described in note 8.

The unrealized gain on marketable securities measured at fair value through other comprehensive income, recorded under Shareholders' Equity, corresponds to the accumulated amount of R$6,051 net of income tax of R$5,188 (loss of R$98,451 net of income tax of R$43,757 as of December 31, 2018). The balance of expected credit losses in marketable securities measured at amortized cost on September 30, 2019 is R$5,008 (R$9,014 as of December 31, 2018).

Additionally, on September 30, 2019, from the total marketable securities, R$181,637 (R$288,010 as of December 31, 2018) were pledged as collateral, without restrictions for use, for operations with future contracts denominated in U.S. Dollars, traded on the B3 S.A.  – Brasil, Bolsa, Balcão (“B3”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

8.               TRADE ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Trade accounts receivable
Domestic customers	540,340	1,098,173	542,069	1,098,750
Domestic related parties	535	233	-	-
Foreign customers	466,730	368,949	2,101,261	1,973,981
Foreign related parties	3,263,943	4,270,689	-	59,284
	4,271,548	5,738,044	2,643,330	3,132,015
( - ) Adjustment to present value	(5,480)	(7,768)	(7,405)	(10,276)
( - ) Expected credit losses	(468,838)	(441,448)	(514,648)	(508,848)

	3,797,230	5,288,828	2,121,277	2,612,891

Current	3,790,099	5,280,864	2,112,917	2,604,928
Non-current	7,131	7,964	8,360	7,963

Notes receivable	165,237	230,544	169,324	235,376
( - ) Adjustment to present value	(2,195)	(344)	(2,195)	(344)
( - ) Expected credit losses	(29,097)	(30,960)	(29,097)	(30,960)

	133,945	199,240	138,032	204,072

Current	65,144	110,281	69,231	115,113
Non-current (1)	68,801	88,959	68,801	88,959

(1)      Weighted average maturity of 2.81 years.

The Company assigns credits without the right to return to the FIDC BRF, which has the exclusive objective of acquiring credit rights arising from commercial transactions between the Company and its customers in Brazil. On September 30, 2019 the amount outstanding and transferred to FIDC BRF was R$651,120 (R$643,675 at December 31, 2018).

Part of the balance with foreign related parties in the parent company is tied to the Agribusiness Receivable Certificate (“CRA) operation, as disclosed in the financial statements for the year ended December 31, 2018 (note 19).

On September 30, 2019 notes receivable are comprised mainly of receivables from the sale of farms and several other assets in an amount of R$120,276 (R$189,132 as of December 31, 2018).

The trade accounts receivable from related parties of the parent Company are disclosed in note 29.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The rollforward of the allowance for expected credit losses is set forth below:

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Beginning balance	(441,448)	(407,478)	(508,848)	(467,555)
Initial adoption IFRS 9	-	(2,644)	-	(12,612)
Incorporation of companies	-	(114)	-	-
Transfer - held for sale	-	-	-	8,991
Provision	(20,149)	(25,327)	(20,036)	(46,357)
Write-offs	16,970	38,493	42,053	49,445
Exchange rate variation	(24,211)	(44,378)	(27,817)	(40,760)
Ending balance	(468,838)	(441,448)	(514,648)	(508,848)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Not overdue	3,720,582	5,252,593	1,697,980	2,451,597
Overdue
01 to 60 days	9,395	27,115	310,346	133,002
61 to 90 days	2,202	4,506	13,361	25,435
91 to 120 days	660	4,626	6,672	10,575
121 to 180 days	673	12,791	5,898	27,029
181 to 360 days	37,821	17,143	59,454	36,783
More than 360 days	500,215	419,270	549,619	447,594
( - ) Adjustment to present value	(5,480)	(7,768)	(7,405)	(10,276)
( - ) Expected credit losses	(468,838)	(441,448)	(514,648)	(508,848)
	3,797,230	5,288,828	2,121,277	2,612,891

9.               INVENTORIES

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Finished goods	1,619,818	1,340,593	2,719,995	2,200,763
Work in progress	148,219	139,818	150,457	140,466
Raw materials	846,620	767,061	950,551	847,494
Packaging materials	71,236	71,889	74,538	73,755
Secondary materials	351,332	333,182	359,507	337,969
Warehouse	172,596	176,444	197,773	196,228
Imports in transit	62,240	97,586	62,240	103,954
Other	3,116	23,602	19,979	9,979
(-) Adjustment to present value	(42,862)	(33,302)	(42,875)	(33,314)
	3,232,315	2,916,873	4,492,165	3,877,294

The cost of sales attributed to products sold during the nine-month period ended September 30, 2019 totaled R$16,631,063 in the parent company and R$18,452,433 in the consolidated (R$15,874,738 in the parent company and R$18,601,973 in the consolidated in the same period of the previous year), and during the three-month period ended September 30, 2019 totaled R$5,711,393 in the parent company and R$6,363,893 in the consolidated (R$5,481,918 in the parent company and R$6,478,354 in the consolidated in the same period of the previous year). Such amounts include the additions and reversals of inventory provisions, set forth in the table below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Parent company
				09.30.19
	Provision for adjustment to realizable value	Provision for deterioration	Provision for obsolescence	Total
Beginning balance	(60,986)	(51,374)	(5,008)	(117,368)
Additions	(50,672)	(117,298)	(3,660)	(171,630)
Reversals	63,602	-	-	63,602
Write-offs	41,156	122,956	2,012	166,124
Ending balance	(6,900)	(45,716)	(6,656)	(59,272)

	Consolidated
				09.30.19
	Provision for adjustment to realizable value	Provision for deterioration	Provision for obsolescence	Total
Beginning balance	(65,490)	(60,586)	(12,029)	(138,105)
Additions	(68,318)	(125,224)	(5,782)	(199,324)
Reversals	82,766	-	-	82,766
Write-offs	41,156	136,127	4,249	181,532
Exchange rate variation	(133)	70	102	39
Ending balance	(10,019)	(49,613)	(13,460)	(73,092)

On September 30, 2019 and December 31, 2018, there were no inventory items pledged as collateral.

10.           BIOLOGICAL ASSETS

The balance of biological assets segregated into current and non-current are set forth below:

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18

Live animals	1,485,125	1,459,804	1,559,119	1,513,133
Total current	1,485,125	1,459,804	1,559,119	1,513,133

Live animals	646,834	636,503	712,008	698,421
Forests	361,100	362,893	361,100	362,893
Total non-current	1,007,934	999,396	1,073,108	1,061,314
	2,493,059	2,459,200	2,632,227	2,574,447

Live animals are composed of poultry and pork and are separated into consumable and for production. There were no changes in the nature of the classification of biological assets as compared to the information disclosed in the financial statements for the year ended December 31, 2018 (note 10).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The rollforward of biological assets for the period is set forth below:

	Parent company
							09.30.19
	Current			Non-current
	Live animals		Total	Live animals		Forests	Total
	Poultry	Pork		Poultry	Pork
Beginning balance	529,524	930,280	1,459,804	319,318	317,185	362,893	999,396
Additions/Transfer	1,387,822	2,068,119	3,455,941	35,965	202,319	45,990	284,274
Changes in fair value (1)	1,150,234	99,041	1,249,275	1,327	(131,326)	-	(129,999)
Harvest	-	-	-	-	-	(35,575)	(35,575)
Write-off	-	-	-	-	-	(10,545)	(10,545)
Transfer between current and non-current	39,155	58,799	97,954	(39,155)	(58,799)	-	(97,954)
Transfer to assets held for sale	-	-	-	-	-	(1,663)	(1,663)
Transfer to inventories	(2,547,404)	(2,230,445)	(4,777,849)	-	-	-	-
Ending balance	559,331	925,794	1,485,125	317,455	329,379	361,100	1,007,934

	Consolidated
							09.30.19
	Current			Non-current
	Live animals		Total	Live animals		Forests	Total
	Poultry	Pork		Poultry	Pork

Beginning balance	582,853	930,280	1,513,133	381,236	317,185	362,893	1,061,314
Additions/Transfer	1,397,797	2,068,119	3,465,916	63,602	202,319	45,990	311,911
Changes in fair value (1)	1,159,294	99,041	1,258,335	(23,547)	(131,326)	-	(154,873)
Harvest	-	-	-	-	-	(35,575)	(35,575)
Write-off	-	-	-	-	-	(10,545)	(10,545)
Transfer between current and non-current	39,155	58,799	97,954	(39,155)	(58,799)	-	(97,954)
Transfer between held for sale	-	-	-	-	-	(1,663)	(1,663)
Transfer to inventories	(2,547,404)	(2,230,445)	(4,777,849)	-	-	-	-
Exchange variation	1,630	-	1,630	493	-	-	493
Ending balance	633,325	925,794	1,559,119	382,629	329,379	361,100	1,073,108

(1)     The fair value variation of biological assets includes depreciation of breeding stock and depletion of forests in the amount of R$548,821 (R$584,414 for the year ended December 31, 2018) in the parent company and R$600,926 (R$811,772 or the year ended December 31, 2018) in the consolidated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The quantities and balances per live animal assets are set forth below:

	Parent company
	09.30.19		12.31.18
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	169,243	559,331	168,716	529,524
Immature pork	3,928	925,794	4,011	930,280
Total current	173,171	1,485,125	172,727	1,459,804

Production biological assets
Immature poultry	5,866	113,213	5,509	103,678
Mature poultry	10,230	204,242	10,688	215,640
Immature pork	202	73,951	203	74,071
Mature pork	452	255,428	439	243,114
Total non-current	16,750	646,834	16,839	636,503
	189,921	2,131,959	189,566	2,096,307

	Consolidated
	09.30.19		12.31.18
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	188,775	633,325	188,248	582,853
Immature pork	3,928	925,794	4,011	930,280
Total current	192,703	1,559,119	192,259	1,513,133

Production biological assets
Immature poultry	6,784	141,432	6,538	134,425
Mature poultry	11,595	241,197	11,958	246,811
Immature pork	202	73,951	203	74,071
Mature pork	452	255,428	439	243,114
Total non-current	19,033	712,008	19,138	698,421
	211,736	2,271,127	211,397	2,211,554

The Company has forests pledged as collateral for loans and tax/civil contingencies in the amount of R$61,583 in the parent company and consolidated (R$66,345 in the parent company and consolidated as of December 31, 2018).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

11.           RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTION

	Parent company		Consolidated
Recoverable taxes	09.30.19	12.31.18	09.30.19	12.31.18
ICMS ("State VAT")	1,526,792	1,517,304	1,680,630	1,632,110
PIS and COFINS ("Federal Taxes to Social Fund Programs")	2,909,426	941,864	2,913,518	946,399
IPI ("Federal VAT")	840,400	836,674	840,402	836,676
INSS ("Brazilian Social Security")	323,530	307,865	323,547	307,897
Other	42,042	52,329	106,802	155,779
(-) Provision for losses	(175,610)	(175,920)	(176,093)	(175,925)
	5,466,580	3,480,116	5,688,806	3,702,936

Current	392,403	340,116	612,101	560,389
Non-current	5,074,177	3,140,000	5,076,705	3,142,547

Recoverable income tax and social contribution
Income and social contribution tax (IR/CS)	368,500	426,134	486,983	522,758
(-) Provision for losses	(8,985)	(8,985)	(9,029)	(9,029)
	359,515	417,149	477,954	513,729
Current	27,722	410,340	144,608	506,483
Non-current	331,793	6,809	333,346	7,246

On June 06, 2019, there was a final court decision to BRF S.A. recognizing the Company’s right to exclude ICMS from the PIS and COFINS calculation base. The amount of R$1,062,013 of PIS/COFINS credit has been recognized as recoverable taxes, of which R$696,127 is related to the principal and has been recorded under other operating income, and R$365,886 is related to interest and monetary correction, recorded under financial income.

On August 20, 2019, there was a final court decision to Sadia recognizing the Company’s right to exclude ICMS from the PIS and COFINS calculation base. The amount of R$982,494 of PIS/COFINS credit has been recognized as recoverable taxes, of which R$467,278 is related to the principal and has been recorded under other operating income, and R$515,216 is related to interest and monetary correction, recorded under financial income.

The rollforward of the provision for losses is set forth below:

	Parent company
						09.30.19
	ICMS ("State VAT")	PIS and COFINS ("Federal Taxes to Social Fund Programs")	Income and social contribution tax	IPI ("Federal VAT")	Other	Total
Beginning balance	(140,964)	(17,418)	(8,985)	(13,562)	(3,976)	(184,905)
Additions	(22,904)	(496)	-	-	(1,285)	(24,685)
Write-offs	14,257	992	-	9,744	2	24,995
Ending balance	(149,611)	(16,922)	(8,985)	(3,818)	(5,259)	(184,595)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Consolidated
						09.30.19
	ICMS ("State VAT")	PIS and COFINS ("Federal Taxes to Social Fund Programs")	Income and social contribution tax	IPI ("Federal VAT")	Other	Total
Beginning balance	(140,970)	(17,418)	(9,029)	(13,562)	(3,975)	(184,954)
Additions	(22,903)	(496)	-	-	(1,779)	(25,178)
Write-offs	14,262	992	-	9,744	2	25,000
Exchange rate variation	-	-	-	-	10	10
Ending balance	(149,611)	(16,922)	(9,029)	(3,818)	(5,742)	(185,122)

12.           ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Following the finance and operating restructuring plan disclosed in the financial statements of 2018, during the nine-month period ended September 30, 2019 the sale of the operations in Argentina, Europe and Thailand, as well as the plant in Várzea Grande-MT were concluded. The details of the operations are demonstrated below:

On January 02, 2019, the sale of the shares representing 91.89% of the former subsidiary Quickfood S.A. was completed. On this date, Marfrig Global Foods S.A. (“Marfrig”) paid the amount equivalent to R$211,835 (USD54,891) to BRF S.A. During the third quarter of 2019, the parties agreed to adjust the price by working capital, net debt and other contractual items, which has reduced the price in the amount equivalent to R$20,544 (USD4,954).

On January 23, 2019, the sale of the properties and equipment in Várzea Grande-MT to Marfrig was concluded for R$100,000, from which R$81,500 were collected, net of associated costs. On April 01, 2019, all the precedent conditions were overcome and the acquirer started to fully operate the plant.

On February 4, 2019, the sale of Avex S.A. was completed and the amount equivalent to R$82,736 (USD22,500) were received in cash and the amount equivalent to R$86,990 (USD22,324) to be settled by the payment of liabilities of Avex S.A. with BRF during 2019.

On February 28, 2019, the former subsidiary Campo Austral S.A. concluded the sale of its plant located in the city of Florencio Varela, in Argentina, and all the related assets and liabilities, including the “Bocatti” and “Calchaquí” trademarks to BOGS S.A. for an amount equivalent to R$95,036 (USD26,753), collected on March 2019.

On March 11, 2019, the Company concluded the sale of 100% of the shares issued by Campo Austral S.A., including the plants in San Andrés de Giles and Pilar, and the trademark “Campo Austral” to the Argentinian company La Piamontesa de Averaldo Giacosa y Compañía S.A. for the amount equivalent to R$29,359 (USD7,619), from which USD3,619 were paid in cash and USD4,000 will be paid during the three subsequent months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

On June 03, 2019, the Company concluded the sale of 100% of the shares held in certain companies located in Europe and Thailand to Tyson International Holding Co.  for the amount equivalent to R$1,466,950 (USD377,043), fully received in the same date. During the third quarter of 2019, the parties agreed to adjust the price by working capital and net debt, which has increased the price in the amount equivalent to R$21,083 (USD5,063).

On September 05, 2019 the Company sold the participation in the joint venture SATS BRF Food PTE Ltd. (“SATS”), to SATS Food Services PTE Ltd. for the amount equivalent to R$51,197 (SGD17,000).

The balances of the assets reclassified to assets held for sale and liabilities directly associated with assets held for sale are reflected below.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

BALANCE SHEETS

	Parent company				Consolidated
	09.30.19	12.31.18			09.30.19	12.31.18
	Total	Investment in Discontinued Operations	Others	Total	Total	Operations from Argentine	Operation from Europe and Thailand	Others	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	-	-	-	-	31,683	134,766	-	166,449
Marketable securities	-	-	-	-	-	68,686	-	-	68,686
Trade accounts receivable, net	-	-	-	-	-	244,654	333,187	-	577,841
Inventories	-	-	-	-	-	254,142	645,241	-	899,383
Biological assets	-	-	-	-	-	19,246	-	-	19,246
Recoverable taxes	-	-	-	-	-	59,721	48,738	-	108,459
Assets held for sale	-	-	-	-	-	4	401	-	405
Other current assets	-	-	-	-	-	18,087	6,264	-	24,351
Total current assets	-	-	-	-	-	696,223	1,168,597	-	1,864,820

NON-CURRENT ASSETS
Trade accounts receivable, net	-	-	-	-	-	571	-	-	571
Deferred income and social contribution taxes	-	-	-	-	-	-	7,967	-	7,967
Biological assets	-	-	-	-	-	11,586	20,122	-	31,708
Recoverable taxes	-	-	-	-	-	4,788	-	-	4,788
Other non-current assets	-	-	-	-	-	7,299	473	-	7,772
Investments in subsidiaries and join ventures	-	219,666	-	219,666	-	20	-	-	20
Property, plant and equipment, net	47,692	-	131,406	131,406	75,454	329,590	327,224	169,798	826,612
Intangible assets	-	20,115	-	20,115	-	318,706	263,341	-	582,047
Total non-current assets	47,692	239,781	131,406	371,187	75,454	672,560	619,127	169,798	1,461,485

TOTAL ASSETS	47,692	239,781	131,406	371,187	75,454	1,368,783	1,787,724	169,798	3,326,305

LIABILITIES
CURRENT LIABILITIES
Short-term debt	-	-	-	-	-	88,395	-	-	88,395
Trade accounts payable	-	-	-	-	-	270,796	155,068	-	425,864
Payroll and related charges	-	-	-	-	-	42,152	42,662	-	84,814
Liabilities with related parties	-	-	-	-	-	197	-	-	197
Employee and management profit sharing	-	-	-	-	-	2,973	3,005	-	5,978
Tax payable	-	-	-	-	-	13,600	24,831	-	38,431
Other current liabilities	-	-	-	-	-	51,125	95,219	-	146,344
Total current liabilities	-	-	-	-	-	469,238	320,785	-	790,023

NON-CURRENT LIABILITIES
Long-term debt	-	-	-	-	-	67,378	-	-	67,378
Deferred income and social contribution taxes	-	-	-	-	-	142,013	26,161	-	168,174
Provision for tax, civil and labor risks	-	-	-	-	-	70,571	366	-	70,937
Other non-current liabilities	-	13	-	13	-	22	34,995	-	35,017
Total non-current liabilities	-	13	-	13	-	279,984	61,522	-	341,506

TOTAL LIABILITIES AND EQUITY	-	13	-	13	-	749,222	382,307	-	1,131,529

Assets and liabilities held for sale	47,692	239,768	131,406	371,174	75,454	619,561	1,405,417	169,798	2,194,776

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

During the period ended September 30, 2019, the Company incurred in losses by the sale of the Argentine operations in the amount of R$905,339 and gain by the sales of Europe and Thailand in the amount of R$66,754, registered in the discontinued operations, mainly due to the write-off of the cumulative translation adjustments of the investments.

On September 30, 2019 the Company signed a private instrument of settlement with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”) in reference to the sale and purchase agreement signed between the parties on December 05, 2014, by which BRF sold the dairy operations to Lactalis. This term generated an impact of R$92,552 on the result of discontinued operations and foresees the release to Lactalis of R$100,000 from the escrow account balance (note 15), with the following release of the remaining amount to BRF S.A., settling disagreements about the deal up to that date. The effective release of the values was in October, 2019.

During the nine-month period ended September 30, 2019, the Argentina, Europe and Thailand operations while unconcluded, as well as the effects of the transaction with Lactalis, were kept classified as discontinued operations. The statement of income (loss) and statement of cash flow of these operations are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

STATEMENTS OF INCOME (LOSS) - DISCONTINUED OPERATIONS

	Parent company				Consolidated
					Operations from Argentine				Operation from Europe and Thailand				Dairy (2)	Total
	From 07.01.19 to 09.30.19	From 01.01.19 to 09.30.19	From 07.01.18 to 09.30.18	From 01.01.18 to 09.30.18	From 07.01.19 to 09.30.19	From 01.01.19 to 09.30.19	From 07.01.18 to 09.30.18	From 01.01.18 to 09.30.18	From 07.01.19 to 09.30.19	From 01.01.19 to 09.30.19	From 07.01.18 to 09.30.18	From 01.01.18 to 09.30.18	From 01.01.19 to 09.30.19	From 07.01.19 to 09.30.19	From 01.01.19 to 09.30.19	From 07.01.18 to 09.30.18	From 01.01.18 to 07.30.18

NET SALES	-	4,816	(47,912)	(95,167)	-	80,843	304,366	1,106,672	-	1,090,409	661,085	1,977,121	-	-	1,171,252	965,451	3,083,793
Cost of sales	-	(197)	6,223	16,805	-	(95,223)	(301,241)	(1,068,116)	-	(978,318)	(585,371)	(1,761,318)	-	-	(1,073,541)	(886,612)	(2,829,434)
GROSS PROFIT (1)	-	4,619	(41,689)	(78,362)	-	(14,380)	3,125	38,556	-	112,091	75,714	215,803	-	-	97,711	78,839	254,359
OPERATING INCOME (EXPENSES)
Selling expenses	-	-	-	-	-	(11,389)	(35,290)	(116,626)	-	(38,321)	(54,498)	(161,800)	-	-	(49,710)	(89,788)	(278,426)
General and administrative expenses	-	(1,985)	(1,629)	(4,834)	-	(5,106)	(6,102)	(21,903)	-	(33,883)	(20,300)	(57,682)	-	-	(38,989)	(26,402)	(79,585)
Impairment loss on trade and other receivables	-	-	-	-	-	-	1,902	(441)	-	(4,129)	259	(3,913)	-	-	(4,129)	2,161	(4,354)
Other operating expenses, net	(97,493)	(114,996)	(2,257)	2,398	(3,596)	(30,159)	(2,006)	4,952	(5,219)	(31,294)	(31,636)	(15,455)	(92,552)	(101,367)	(154,004)	(33,642)	(10,503)
Income from associates and joint ventures	(3,874)	(41,944)	97,561	182,117	-	-	-	-	-	(21)	-	-	-	-	(21)	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES	(101,367)	(154,306)	51,986	101,319	(3,596)	(61,034)	(38,371)	(95,462)	(5,219)	4,443	(30,461)	(23,047)	(92,552)	(101,367)	(149,142)	(68,832)	(118,509)
Financial expenses	-	-	-	-	-	(20,982)	57,828	123,685	-	(8,800)	32,316	88,161	-	-	(29,782)	90,144	211,846
Financial income	-	-	-	-	-	8,284	42,032	70,546	-	(10,134)	2,952	4,525	-	-	(1,850)	44,984	75,071
INCOME (LOSS) BEFORE TAXES	(101,367)	(154,306)	51,986	101,319	(3,596)	(73,732)	61,489	98,769	(5,219)	(14,491)	4,807	69,639	(92,552)	(101,367)	(180,774)	66,296	168,408
Current income taxes	-	-	-	-	-	-	(1)	(11)	-	(3,846)	(4,585)	(17,156)	-	-	(3,846)	(4,586)	(17,167)
Deferred income taxes	-	97,750	-	-	-	100,380	(17,018)	(71,737)	-	16,503	2,413	6,806	-	-	116,883	(14,605)	(64,931)
NET INCOME (LOSS)	(101,367)	(56,556)	51,986	101,319	(3,596)	26,648	44,470	27,021	(5,219)	(1,834)	2,635	59,289	(92,552)	(101,367)	(67,737)	47,105	86,310
Gain (loss) on sale of investments and realization of other comprehensive income	(39,834)	(838,586)	-	-	(42,521)	(905,339)	-	-	2,687	66,754	-	-	-	(39,834)	(838,586)	-	-
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(141,201)	(895,142)	51,986	101,319	(46,117)	(878,691)	44,470	27,021	(2,532)	64,920	2,635	59,289	(92,552)	(141,201)	(906,323)	47,105	86,310
				-
Net Income (Loss) From Discontinued Operation Attributable to
Controlling shareholders	(141,201)	(895,142)	51,986	101,319	(46,117)	(878,691)	40,538	22,585	(2,532)	76,101	11,448	78,734	(92,552)	(141,201)	(895,142)	51,986	101,319
Non-controlling interest	-	-	-	-	-	-	3,932	4,436	-	(11,181)	(8,813)	(19,445)	-	-	(11,181)	(4,881)	(15,009)

(1)     The positive effect on cost refers to allocations of expenses to products destined to the markets of the discontinued operations.

(2)     There was no movement in the comparative period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

STATEMENTS OF CASH FLOWS - DISCONTINUED OPERATIONS

	Parent company		Consolidated
	January to September 2019	January to September 2018	January to September 2019	January to September 2018
OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS
Income (loss)	(895,142)	101,319	(906,323)	86,310
Adjustments to reconcile loss to generated cash
Depreciation and amortization	-	-	3,776	169,757
Depreciation and depletion of biological assets	-	-	9,700	19,727
Result on disposals of property, plant and equipments	-	-	5,598	6,994
Provision for tax, civil and labor risks	-	-	(493)	(62,686)
Income from associates and joint ventures	627,551	(182,117)	21	-
Gain (loss) on disposal of discontinued operations	230,038	-	757,256	-
Provision for losses in inventories	-	-	(7,294)	-
Impairment	-	312,934	81,329	-
Financial results, net	-	-	31,631	(286,917)
Deferred income tax	(97,750)	-	(116,883)	64,931
Restatement by hyperinflation	-	-	-	(332,119)
Others	-	-	32,821	(12,299)
Cash flow provided by operating activities before working capital	(135,303)	232,136	(108,861)	(346,302)
Trade accounts receivable	-	-	(133,233)	154,825
Inventories	-	-	59,135	28,763
Current biological assets	-	-	55	6,171
Trade accounts payable	-	-	50,947	(288,071)
Supply chain finance	-	-	(28)	(374)
Cash (used in) generated by operating activities	(135,303)	232,136	(131,985)	(444,988)
Financial Investments at FVPL	-	-	(6,472)	(261,512)
Redemption of Financial Investments at FVPL	-	-	29,097	233,210
Interest paid	-	-	-	(20,174)
Other assets and liabilities	83,326	568,616	126	576,039
Net cash (used in) provided by operating activities from discontinued operations	(51,977)	800,752	(109,234)	82,575

INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Additions to property, plant and equipment	-	-	(14,350)	(39,034)
Additions to non-current biological assets	-	-	(11,911)	(23,560)
Additions to intangible assets	-	-	-	(7)
Proceeds from disposals of property, plant and equipment and investment	180,303	-	1,631,552	-
Net cash used in investing activities from discontinued operations	180,303	-	1,605,291	(62,601)

FINANCING ACTIVITIES FROM DISCONTINUING OPERATIONS
Proceeds from debt issuance	-	-	10,122	717,351
Repayment of debt	-	-	(8,555)	(834,062)
Net cash (used in) provided by financing activities from discontinued operations	-	-	1,567	(116,711)
Net increase (decrease) in cash and cash equivalents	128,326	800,752	1,497,624	(96,737)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

13.   INCOME AND SOCIAL CONTRIBUTION TAXES

13.1.      Deferred income and social contribution taxes

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Assets
Tax loss carryforwards (corporate income tax)	1,802,540	1,722,283	1,806,719	1,723,991
Negative calculation basis (social contribution tax)	692,192	651,803	693,697	652,418

Temporary differences - Assets
Provisions for tax, civil and labor risks	540,313	322,987	540,313	322,987
Suspended collection taxes	29,521	22,945	29,521	22,945
Expected credit losses	135,576	126,624	135,596	126,627
Provision for property, plant and equipment losses	-	37,110	-	37,110
Provision for losses on tax credits	63,612	62,668	63,612	62,670
Provision for other obligations	95,680	106,869	95,680	106,869
Provision for inventory losses	19,839	39,508	19,926	39,508
Employees' benefits plan	148,216	137,484	148,216	137,484
Tax difference x lease accounting	34,174	4,743	34,174	4,743
Unrealized losses on derivatives financial instruments	18,431	30,494	18,431	30,494
Unrealized losses on inventories	-	-	5,152	2,359
Expected credit losses - notes receivables	3,018	6,859	3,018	6,859
Business combination - Sadia (1)	-	84,587	-	84,587
Other temporary differences	111,521	87,106	141,808	131,104
	3,694,633	3,444,070	3,735,863	3,492,755

Temporary differences - Liabilities
Unrealized fair value gains	(8,133)	(101,400)	(8,133)	(101,400)
Difference between tax basis and accounting basis of goodwill amortization	(319,307)	(318,454)	(319,307)	(318,454)
Difference between tax depreciation rate and accounting depreciation rate (useful life)	(792,904)	(754,094)	(792,904)	(754,094)
Estimated annual effective tax rate - CPC 21	(552,802)	-	(552,802)	-
Business combination - Sadia (1)	(587,468)	(724,015)	(606,852)	(724,015)
Other - exchange rate variation	-	-	(69,955)	(100,325)
Other temporary differences	(11,453)	(28,531)	(16,151)	(40,589)
	(2,272,067)	(1,926,494)	(2,366,104)	(2,038,877)

Total deferred tax	1,422,566	1,517,576	1,369,759	1,453,878

Total Assets	1,422,566	1,517,576	1,458,643	1,519,652
Total Liabilities	-	-	(88,884)	(65,774)
	1,422,566	1,517,576	1,369,759	1,453,878

(1)        The deferred tax asset on the business combination with Sadia is computed on the difference between the goodwill amortization tax basis and the goodwill amortization accounting basis, based on the purchase price allocation date. Deferred tax liability on business combination with Sadia is substantially represented by the fair value of property, plant and equipment, trademarks and contingent liabilities.

The roll-forward of deferred tax assets is set forth below:

	Parent company	Consolidated
	09.30.19	09.30.19

Beginning balance	1,517,576	1,453,878
Deferred income and social contribution taxes recognized in the statement of income	(227,289)	(208,181)
Deferred income and social contribution taxes recognized in other comprehensive income	34,530	22,190
Deferred income and social contribution taxes related to discontinued operations	97,749	116,883
Other	-	(15,011)
Ending balance	1,422,566	1,369,759

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

13.2.       Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as these differences are settled. The period of settlement or realization of such differences is uncertain and is tied to several factors that are not under the control of the Management.

When assessing the realization of deferred tax assets on income tax loss carryforward and negative calculation basis of social contribution tax, Management considers the Company’s budget and strategic plans, adjusted by the main fiscal additions and exclusions, which were approved by the Company's Board of Directors and Fiscal Council. Based on this estimate, Management believes that it is probable that the deferred tax will be realized, as set forth below:

	Parent company	Consolidated
2020	43,643	43,643
2021	141,909	141,909
2022	191,914	191,914
2023	289,782	289,782
2024 to 2026	1,018,810	1,018,810
2027 onwards	808,674	814,358
	2,494,732	2,500,416

13.3.      Income and social contribution taxes reconciliation

	Parent company				Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018

Income (loss) before income and social contribution taxes - continued operations	790,039	737,324	(879,479)	(2,401,659)	809,277	829,929	(661,039)	(2,371,831)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Credit (expense) at nominal rate	(268,613)	(250,690)	299,023	816,564	(275,154)	(282,176)	224,753	806,423

Reconciling itens
Income from associates and joint ventures	280,615	420,953	(12,618)	50,903	946	598	187,465	105,232
Exchange rate variation on foreign investments	104,043	82,718	36,039	155,696	99,061	82,718	18,942	157,371
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	73,455	162,712	45,940	331,584
Deferred tax assets not recognized (1)	97,558	69,648	(446,249)	(1,246,510)	97,558	69,648	(795,061)	(1,595,322)
Stock options	(4,986)	(11,282)	(1,941)	(3,347)	(4,986)	(11,282)	(1,941)	(3,347)
Penalties	(12,652)	(11,950)	(1,124)	(1,730)	(12,652)	(11,950)	(277)	(1,753)
Investment grant	11,226	41,915	11,708	39,979	11,226	41,915	11,708	39,979
Estimated annual effective tax rate - CPC 21	(547,964)	(552,802)	129,983	118,402	(547,965)	(552,802)	129,983	118,402
Reversal of provision without deferred constituted	45,683	24,544	27,469	27,469	254,677	233,538	24,843	24,843
Other permanent differences	(59,841)	(39,439)	(13,778)	(8,888)	(59,838)	(39,498)	(44,874)	(38,798)
	(354,931)	(226,385)	28,512	(51,462)	(363,672)	(306,579)	(198,519)	(55,386)

Current income tax	904	904	-	-	(11,560)	(98,398)	48,944	(16,350)
Deferred income tax	(355,835)	(227,289)	28,512	(51,462)	(352,112)	(208,181)	(247,463)	(39,036)

(1)     Amount referring to the non-recognition of deferred tax on tax loss and negative basis in the amount of R$204,848 in the parent company and consolidated.

The taxable income and income taxes of the foreign subsidiaries are set forth below:

	Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Taxable income from foreign subsidiaries	928,179	(813,198)	304,399	1,079,555
Current income tax from foreign subsidiaries	(12,439)	(99,232)	48,034	(17,167)
Deferred income tax from foreign subsidiaries	11,987	11,448	27,563	56,575

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The Company’s Management has determined that the earnings ascertained by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income tax was recognized. The total of undistributed earnings corresponds to R$2,779,118 as of September 30, 2019 (R$3,401,418 as of December 31, 2018).

Brazilian income taxes declarations are subject to review by the authorities for a five-year period after the delivery. The Company may be subject to additional taxes, interest and penalties resulting from these reviews. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

14.           JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				09.30.19
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	288,377	351,648	29,073	669,098
Additions	63,875	140,148	2,881	206,904
Reversals	(7,697)	(27,281)	30	(34,948)
Write-offs	(123,371)	(140,772)	(4,755)	(268,898)
Price index update	7,730	7,764	644	16,138
Ending balance	228,914	331,507	27,873	588,294

	Consolidated
				09.30.19
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	288,377	351,648	29,073	669,098
Additions	63,875	140,238	2,881	206,994
Reversals	(7,697)	(27,281)	30	(34,948)
Write-offs	(123,371)	(140,772)	(4,755)	(268,898)
Price index update	7,730	7,764	644	16,138
Exchange rate variation	-	(16)	-	(16)
Ending balance	228,914	331,581	27,873	588,368

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

15.           RESTRICTED CASH

			Average interest rate (p.a.)	Parent company		Consolidated
	Maturity (1)	Currency		09.30.19	12.31.18	09.30.19	12.31.18

Bank deposit certificates	0.75	R$	5.18%	23,841	504,480	23,841	504,480
Financial Treasury Bills - LFT (2)	1.78	R$	5.40%	343,620	-	343,620	-
National treasury certificates (3)	0.42	R$	15.38%	262,018	233,692	262,018	233,692
Bank deposit (4)	-	USD	-	-	-	-	21,037
Time Deposit (5)	-	USD	-	-	102,412	-	102,412
				629,479	840,584	629,479	861,621

Current				629,479	256,284	629,479	277,321
Non-current				-	584,300	-	584,300

(1)      Weighted average maturity in years.

(2)      Deposit pledged as collateral in the disposal of the dairy segment to the Groupe Lactalis (“Parmalat”), has been fully released on October, 2019 (note 12).

(3)      Certificates with maturity in 2020 pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”) (note 19).

(4)      Deposit linked to operations in the international market.

(5)      Time Deposit linked to operations of Credit Export Notes (NCE).

16.           INVESTMENTS IN AFFILIATES, ASSOCIATES AND JOINT VENTURES

16.1.      Investments breakdown

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Investment in associates and affiliates	6,748,694	4,042,451	6,927	70,546
Goodwill SATS BRF	-	-	-	7,059
	6,748,694	4,042,451	6,927	77,605
Other investments	583	1,107	7,660	8,400
	6,749,277	4,043,558	14,587	86,005

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

16.2.      Rollforward of the interest in subsidiaries and affiliates – Parent Company

	Subsidiaries														Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Luxembourg SARL	PSA Labor. Veter. Ltda	Avex S.A.	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Overseas S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	UP! Alimentos Ltda	Total
																		09.30.19	12.31.18
a) Participation as of september 30, 2019
% of share	100.00%	100.00%	99.94%	100.00%	100.00%	99.99%	-	43.10%	10.00%	100.00%	94.90%	2.00%	0.01%	100.00%	33.33%	33.33%	-
Total number of shares and membership interests	7,176,530	1	100	27,664,086	100	5,463,850	-	594,576,682	150,000	900,000	2,444,753,091	50,000	10,000	14,249,459	-	-	-
Number of shares and membership interest held	7,176,530	1	100	27,664,086	100	5,463,849	-	256,253,695	15,000	900,000	2,319,989,778	1,000	1	14,249,459	-	-	-
															-
b) Information as of september 30, 2019
Share capital	7,177	6,523	1,186	27,664	44,330	5,564	-	338,054	3	2,933	497,012	165	334,999	50	-	-	-
Shareholders' equity	716	6,389,658	(54)	20,789	(92,286)	5,915	-	11,129	(53)	242,147	79,433	1,474	(21,747)	2,363	-	-	-
Income (loss) for the period	(688)	1,271,272	(52)	(6,303)	100,029	155	8,790	(36,970)	(219)	(7,799)	(128,541)	11	(8,942)	73	-	-	-

c) Balance of investments as of september 30, 2019
Beginning balance	1,404	3,710,990	-	27,059	-	5,760	-	-	-	225,508	56,967	27	-	2,290	4,199	-	8,247	4,042,451	4,959,644
Adjustment of previous years (adoption of IFRS 9 and hyperinflation)	-	-	-	-	-	-	-	-		-	-	-		-	-	-	-	-	128,959
Equity pick-up	(688)	1,271,272	(46)	(6,303)	100,029	155	10,244	(12,678)	(5)	(7,799)	(121,981)	-	(3)	73	-	-	-	1,232,270	(1,020,030)
Hyperinflation on goodwill	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	133,220
Unrealized profit in inventory	-	-	-	34	-	-	(162)	-	-	-	(359)	-	-	-	-	-	-	(487)	538
Capital transaction between subsidiaries	-	1,314,596	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,314,596	-
Disposals by incorporation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(540,444)
Exchange rate variation on goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(205,948)
Amortization of fair value of assets and liabilities acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,660)
Advance for future capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	133,043
Exchange rate variation on foreign investments	-	226,189	-	-	16	-	-	-	-	17,087	-	(4)	-	-	-	-	-	243,288	299,576
Other comprehensive income	-	(133,389)	2	-	(84,427)	-	(32,342)	17,473	1	7,351	140,727	6	-	-	-	-	-	(84,598)	205,305
Capital increase	-	-	-	-	1,559	-	-	-	-	-	-	-	-	-	257	291	-	2,107	1,588,083
Reversal of provision for losses on investments	-	-	-	-	(109,463)	-	-	-	-	-	-	-	-	-	-	-	-	(109,463)	(318,931)
Impairment of investment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,165)	-	-	(2,165)	(406,452)
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)	(4,739)
Sale of equity stake	-	-	-	-	-	-	21,593	-	-	-	-	-	-	-	-	-	-	21,593	(5,835)
Gain or loss on equity stake changes	-	-	-	-	-	-	667	-	-	-	-	-	(6)	-	-	-	-	661	(790,688)
Acquisition of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,345	-	4,345	-
Provision for losses on investments	-	-	44	-	92,286	-	-	-	4	-	-	-	9	-	-	-	-	92,343	109,476
Transfer to held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(219,666)
	716	6,389,658	-	20,790	-	5,915	-	4,795	-	242,147	75,354	29	-	2,363	2,291	4,636	-	6,748,694	4,042,451

The exchange rate variation gains on the investments in foreign subsidiaries with Brazilian Reais as functional currency, for the nine-month period ended September 30, 2019 totaled R$321,695 (gain of R$475,741 as of September 30, 2018) and for the three-month period ended September 30, 2019 totaled R$372,674 (gain R$58,043 as of September 30, 2018), and has been recognized as financial result in the consolidated statement of income.

On September 30, 2019, these associates, affiliates and joint ventures do not have any restriction to repay their loans or advances to the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

16.3.       Summarized financial information of controlled entities with non-controlling interest

	BRF AFC		Banvit Bandirma Vitaminli		AKF-Al Khan Foodstuff LLC		Al-Wafi Al-Takamol Food Prod.		FFM Further Processing
	09.30.19	12.31.18	09.30.19	12.31.18	09.30.19	12.31.18	09.30.19	12.31.18	09.30.19	12.31.18
Current assets	314,070	287,795	882,567	677,748	169,452	156,716	948,729	726,997	16,159	12,909
Non-current assets	6,758	489	466,330	452,267	4,327	2,121	20,860	3,200	66,736	65,826
Current liabilities	35,149	63,353	546,306	518,087	104,381	94,268	800,948	585,825	11,159	7,440
Non-current liabilities	6,257	2,725	165,035	68,683	2,999	2,314	19,101	13,830	2,097	-
Shareholders' equity	279,422	222,206	637,556	543,245	66,399	62,255	149,540	130,542	69,639	71,295

% of share	75%	75%	92%	92%	99%	99%	75%	75%	70%	70%
Dividends declared to non-controlling shareholders	-	(7,286)	-	-	-	(78)	-	(5,253)	-	-

	BRF AFC		Banvit Bandirma Vitaminli		AKF-Al Khan Foodstuff LLC		Al-Wafi Al-Takamol Food Prod.		FFM Further Processing
	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18

Net Revenue	449,411	386,201	1,780,230	1,687,377	297,248	272,644	1,243,562	1,299,513	12,942	15,373
Income (Loss), net	38,586	9,944	87,381	45,760	(602)	3,034	9,165	104,850	(5,672)	(5,010)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

17.           PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment rollforward is set forth below:

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	09.30.19
Cost
Land	-	504,851	21,120	1,985	(4,843)	(745)	522,368
Buildings, facilities and improvements	-	7,108,551	2,087,528	35,239	(131,024)	331,442	9,431,736
Machinery and equipment	-	7,771,340	377	4,104	(145,861)	(57,341)	7,572,619
Furniture and fixtures	-	102,732	-	79	(4,079)	3,662	102,394
Vehicles	-	7,491	7,669	-	(6,144)	901	9,917
Construction in progress	-	418,630	-	239,138	-	(348,323)	309,445
Advances to suppliers	-	267	-	-	-	(267)	-
		15,913,862	2,116,694	280,545	(291,951)	(70,671)	17,948,479

Depreciation
Land (2)	20.77%	-	-	(3,218)	-	-	(3,218)
Buildings, facilities and improvements	6.18%	(2,534,557)	-	(449,841)	14,359	(8,850)	(2,978,889)
Machinery and equipment	6.59%	(3,485,179)	-	(369,729)	130,134	6,798	(3,717,976)
Furniture	6.67%	(55,732)	-	(4,014)	3,668	458	(55,620)
Vehicles	17.12%	(7,221)	-	(1,686)	1,015	1,577	(6,315)
		(6,082,689)	-	(828,488)	149,176	(17)	(6,762,018)
		9,831,173	2,116,694	(547,943)	(142,775)	(70,688)	11,186,461

(1)      Refers to the transfer of R$46,555 to intangible assets, R$23,531 to biological assets and R$602 to assets held for sale.

(2)         Land depreciation refers to right-of-use assets. The amount of depreciation of R$3,218 was recognized in the formation cost of forests and will be realized in the result upon its exhaustion (note 23.1).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	Exchange rate variation	09.30.19
Cost
Land	-	536,878	23,453	1,985	(4,843)	25,136	327	582,936
Buildings, facilities and improvements	-	7,590,545	2,238,471	37,090	(136,067)	311,997	34,478	10,076,514
Machinery and equipment	-	8,272,920	1,101	17,028	(148,105)	(45,329)	12,813	8,110,428
Furniture and fixtures	-	159,902	-	391	(7,184)	3,469	2,162	158,740
Vehicles	-	17,402	94,065	6,503	(7,274)	(11,037)	6,153	105,812
Construction in progress	-	409,696	-	247,871	-	(338,592)	578	319,553
Advances to suppliers	-	13,425	-	1,748	-	(16,961)	4,471	2,683
		17,000,768	2,357,090	312,616	(303,473)	(71,317)	60,982	19,356,666

Depreciation
Land (2)	22.42%	-	-	(3,849)	-	-	(45)	(3,894)
Buildings, facilities and improvements	5.80%	(2,602,188)	-	(498,061)	19,385	(18,098)	(6,206)	(3,105,168)
Machinery and equipment	6.57%	(3,620,421)	-	(395,944)	131,611	14,104	(5,171)	(3,875,821)
Furniture	6.67%	(71,062)	-	(8,116)	4,392	1,032	(844)	(74,598)
Vehicles	35.97%	(10,099)	-	(30,536)	1,267	2,945	(1,974)	(38,397)
		(6,303,770)	-	(936,506)	156,655	(17)	(14,240)	(7,097,878)
		10,696,998	2,357,090	(623,890)	(146,818)	(71,334)	46,742	12,258,788

(1)      Refers to the transfer of R$47.559 to intangible assets, R$23,531 to biological assets R$244 to assets held for sale.

(2)      Land depreciation refers to right-of-use assets. The amount of depreciation of R$3,218 was recognized in the formation cost of forests and will be realized in the result upon its exhaustion (note 23.1).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The Company has fixed assets fully depreciated that are still operating. The composition of these items is set forth below:

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Cost
Buildings, facilities and improvements	217,670	227,123	221,442	237,394
Machinery and equipment	648,282	663,766	663,025	692,079
Furniture and fixtures	18,662	20,893	24,392	27,285
Vehicles	6,288	4,794	6,448	5,346
	890,902	916,576	915,307	962,104

During the nine-month period ended September 30, 2019, the Company capitalized interests in the amount of R$14,772 in the parent company and consolidated (R$12,652 in the parent company and R$15,664 in the consolidated as of September 30, 2018) and during the three-month period ended September 30, 2019, R$4,229 in the parent company and in the consolidated (R$4,171 in the parent company and R$6,352 in the consolidated as of September 30, 2018). The weighted average interest rate used to determine the capitalized amount was 6.50% p.a. in the parent company and 2.35% p.a. in the consolidated (6.63% p.a. in the parent company and 17.77% p.a. in the consolidated as of September 30, 2018).

The property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company and Consolidated
		09.30.19	12.31.18
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Tax	207,009	239,039
Buildings, facilities and improvements	Financial/Tax	1,515,585	1,800,115
Machinery and equipment	Financial/Labor/Tax/Civil	1,532,373	1,877,369
Furniture and fixtures	Financial/Tax	13,786	18,624
Vehicles	Financial/Tax	396	550
		3,269,149	3,935,697

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

18.           INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	09.30.19
Cost
Non-compete agreement	-	63,624	-	8,105	-	-	71,729
Goodwill on merged companies	-	1,783,655	-	-	-	-	1,783,655
Outgrowers relationship	-	15,022	-	-	-	-	15,022
Intangible in progress	-	-	-	39,468	-	(30,647)	8,821
Trademarks	-	1,152,885	-	-	-	-	1,152,885
Patents	-	5,970	-	-	-	-	5,970
Software	-	434,242	61	44,380	(63,012)	77,186	492,857
		3,455,398	61	91,953	(63,012)	46,539	3,530,939

Amortization
Non-compete agreement	40.70%	(35,246)	-	(17,273)	-	-	(52,519)
Outgrowers relationship	13.07%	(11,552)	-	(1,199)	(3)	-	(12,754)
Patents	20.00%	(5,055)	-	(352)	-	-	(5,407)
Software	32.63%	(249,832)	-	(105,000)	63,010	16	(291,806)
		(301,685)	-	(123,824)	63,007	16	(362,486)
		3,153,713	61	(31,871)	(5)	46,555	3,168,453

		Consolidated
	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	Exchange rate variation	09.30.19
Cost
Non-compete agreement	-	90,012	-	8,105	-	-	1,979	100,096
Goodwill on merged companies	-	1,783,655	-	-	-	-	-	1,783,655
Goodwill from subsidiaries	-	911,312	-	-	-	-	56,713	968,025
Outgrowers relationship	-	15,022	-	-	-	-	-	15,022
Intangible in progress	-	-	-	40,017	-	(30,647)	32	9,402
Trademarks	-	1,336,162	-	-	-	-	1,100	1,337,262
Patents	-	6,066	-	-	-	-	7	6,073
Customer relationship	-	896,039	-	-	-	-	42,814	938,853
Software	-	491,830	61	45,100	(87,618)	78,189	2,092	529,654
		5,530,098	61	93,222	(87,618)	47,542	104,737	5,688,042

Amortization
Non-compete agreement	32.75%	(45,802)	-	(21,238)	-	-	(1,080)	(68,120)
Outgrowers relationship	13.07%	(11,552)	-	(1,200)	(2)	-	-	(12,754)
Patents	20.00%	(5,149)	-	(354)	-	-	(9)	(5,512)
Customer relationship	6.67%	(172,450)	-	(49,831)	-	-	(13,437)	(235,718)
Software	32.13%	(275,747)	-	(112,180)	69,375	17	(1,519)	(320,054)
		(510,700)	-	(184,803)	69,373	17	(16,045)	(642,158)
		5,019,398	61	(91,581)	(18,245)	47,559	88,692	5,045,884

During the nine-month period ended September 30, 2019, Management did not identify any event that could indicate an impairment of such assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

19.           LOANS AND FINANCING

	Parent company
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	09.30.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	Current	Non-current	12.31.18
Local currency

Working capital	Pre- fixed / CDI	7.23% (7.78% on 12.31.18)	1.4	1,759,456	2,987,856	4,747,312	793,617	(2,045,966)	(208,863)	345,500	-	1,695,391	4,167,633	5,863,024

Certificate of agribusiness receivables	CDI / IPCA	7.24% (6.08% on 12.31.18)	2.7	84,206	1,485,208	1,569,414	-	(999,904)	(139,633)	111,449	-	1,114,904	1,482,598	2,597,502

Development bank credit lines	Pre- fixed / Selic / TJLP	5.01% (6.16% on 12.31.18)	0.5	85,877	-	85,877	-	(182,306)	(6,149)	9,787	-	220,414	44,131	264,545

Export credit facility	CDI	6.83% (9.02% on 12.31.18)	9.0	849	1,586,351	1,587,200	(21,354)	(31,701)	(108,845)	123,773	-	39,294	1,586,033	1,625,327

Special program asset restructuring	IGPM	8.28% (12.45% on 12.31.18)	0.4	280,567	-	280,567	-	-	(7,377)	14,518	-	3,761	269,665	273,426

Debentures	CDI / IPCA	7.90%	6.2	13,789	745,140	758,929	744,868	-	-	14,061	-	-	-	-

Fiscal incentives	Pre- fixed	2.40% (2.40% on 12.31.18)	-	25,525	-	25,525	51,450	(29,258)	(372)	388	-	3,317	-	3,317

				2,250,269	6,804,555	9,054,824	1,568,581	(3,289,135)	(471,239)	619,476	-	3,077,081	7,550,060	10,627,141

Foreign currency

Bonds	Pre- fixed + e.r. USD and EUR	4.38% (3.85% on 12.31.18)	6.1	92,882	8,549,469	8,642,351	3,082,535	(2,538,010)	(275,075)	419,242	465,856	68,053	7,419,750	7,487,803

Export credit facility	LIBOR + e.r. USD	5.54% (4.76% on 12.31.18)	3.5	114,808	312,330	427,138	-	(319,742)	(15,833)	22,738	25,665	329,847	384,463	714,310

Advances for foreign exchange rate contracts	Pre- fixed + e.r. USD	4.74% (4.67% on 12.31.18)	0.2	345,681	-	345,681	92,750	-	-	10,674	28,065	214,192	-	214,192

				553,371	8,861,799	9,415,170	3,175,285	(2,857,752)	(290,908)	452,654	519,586	612,092	7,804,213	8,416,305
				2,803,640	15,666,354	18,469,994	4,743,866	(6,146,887)	(762,147)	1,072,130	519,586	3,689,173	15,354,273	19,043,446

(1)      Weighted average maturity in years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	Current	Non-current	09.30.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	Current	Non-current	12.31.18
Local currency

Working capital	Pre-fixed / CDI	7.23% (7.78% on 12.31.18)	1.4	1,759,456	2,987,856	4,747,312	793,617	(2,045,966)	(208,863)	345,501	-	1,695,390	4,167,633	5,863,023

Certificate of agribusiness receivables	CDI / IPCA	7.24% (6.08% on 12.31.18)	2.7	84,206	1,485,208	1,569,414	-	(999,904)	(139,633)	111,449	-	1,114,904	1,482,598	2,597,502

Development bank credit lines	Pre-fixed / Selic / TJLP	5.01% (6.16% on 12.31.18)	0.5	85,877	-	85,877	-	(182,306)	(6,149)	9,787	-	220,414	44,131	264,545

Debentures	CDI / IPCA	7.90%	6.2	13,789	745,140	758,929	744,868	-	-	14,061	-	-	-	-

Export credit facility	CDI	6.83% (9.02% on 12.31.18)	9.0	849	1,586,351	1,587,200	(21,354)	(31,701)	(108,845)	123,773	-	39,294	1,586,033	1,625,327

Special program asset restructuring	IGPM	8.28% (12.45% on 12.31.18)	0.4	280,567	-	280,567	-	-	(7,377)	14,518	-	3,761	269,665	273,426

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	25,525	-	25,525	51,450	(29,258)	(372)	388	-	3,317	-	3,317

				2,250,269	6,804,555	9,054,824	1,568,581	(3,289,135)	(471,239)	619,477	-	3,077,080	7,550,060	10,627,140

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.46% (4.07% on 12.31.18)	6.0	455,876	10,591,896	11,047,772	3,082,535	(2,538,010)	(385,888)	505,607	637,082	99,568	9,646,878	9,746,446
														-
Export credit facility	LIBOR + e.r. USD	5.54% (2.47% on 12.31.18)	3.5	114,808	312,330	427,138	-	(948,647)	(19,662)	23,703	(11,448)	998,730	384,462	1,383,192
														-
Advances for foreign exchange rate contracts	Pre-Fixed + e.r. USD	4.74% ('4.67% on 12.31.18)	0.2	345,681	-	345,681	92,750	-	-	10,674	28,065	214,192	-	214,192
														-
Working capital	Pre-Fixed + e.r. TRY	17.57% (21.91% on 12.31.18)	1.3	76,334	125,375	201,709	220,377	(216,369)	(33,025)	33,697	2,555	157,819	36,655	194,474

				992,699	11,029,601	12,022,300	3,395,662	(3,703,026)	(438,575)	573,681	656,254	1,470,309	10,067,995	11,538,304
				3,242,968	17,834,156	21,077,124	4,964,243	(6,992,161)	(909,814)	1,193,158	656,254	4,547,389	17,618,055	22,165,444
(1)         Weighted average maturity in years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The main characteristics of the loan and financing agreements entered into by the Company were disclosed in note 19 of financial statements for the year ended December 31, 2018.

On September 30, 2019, the Company did not have financial covenants clauses related to its loan agreements.

19.1.      Senior Unsecured notes emission and tender offer

On September 24, 2019 the Company issued senior notes in the amount of USD750,000, maturing on January 24, 2030 and with an interest rate of 4.875% p.a. (yield to maturity of 5.00%) paid on a half-yearly basis. Costs of R$46,540 were incurred to issue the notes, which will be recognized on the statement of income over the term of the debt according to the effective interest rate method.

The Company substantially used the proceedings to settle and renegotiate other debts of shorter term, making a tender offer for the following senior notes:

09.30.19
			Parent company and Consolidated
Operation	Maturity	Principal repurchased	Outstanding principal amount

BRF AS BRFSBZ2	2022	795,932	1,475,318
BRF AS BRFSBZ5	2022	38,937	452,462
BRF AS BRFSBZ3	2023	641,363	1,440,837
BRF AS BRFSBZ4	2024	961,797	2,161,503

The premium paid on the repurchase was of R$88,673 and was recorded as Financial Expenses. Additionally, R$25,358 of costs that had been deferred were written-off, in proportion to the repurchased debts, recorded also as Financial Expenses.

The Company reserves the right to anticipate the repurchase of other liabilities by tender offer and open market transactions, following with its liability management strategy.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

19.2.      Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

	Parent company	Consolidated
	09.30.19	09.30.19
Current	2,803,640	3,242,968
Non-current	15,666,354	17,834,156
2020 - October to december	967,500	967,500
2021	2,854,466	2,979,841
2022	2,141,118	2,141,118
2023	2,469,042	2,469,042
2024 onwards	7,234,228	9,276,655
	18,469,994	21,077,124

19.3.      Guarantees

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18
Total of loans and financing	18,469,994	19,043,446	21,077,124	22,165,444
Mortgage guarantees	111,402	267,862	111,402	267,862
Related to FINEM-BNDES	85,877	217,620	85,877	217,620
Related to tax incentives and other	25,525	50,242	25,525	50,242

The Company is the guarantor of a loan obtained by the Instituto Sadia de Sustentabilidade with BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in the Company´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on September 30, 2019 totaled R$4,239 (R$5,956 as of December 31, 2018) (see note 29.1).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The value of these guarantees on September 30, 2019 totaled R$15,488 (R$29,794 as of December 31, 2018).

On September 30, 2019, the Company contracted bank guarantees in the amount of R$789,630 (R$783,952 as of December 31, 2018) and offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.59% p.a. (1.57% p.a. as of December 31, 2018).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

19.4.      Commitments

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

	Parent company	Consolidated
	09.30.19	09.30.19
Current	4,804,396	5,191,066
Non-current	2,283,163	2,346,380
2020 - October to december	270,890	293,429
2021	696,837	717,176
2022	362,106	382,445
2023	204,034	204,034
2024 onwards	749,296	749,296
	7,087,559	7,537,446

20.           TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated
	09.30.19	Restated (1) 12.31.18	09.30.19	Restated (1) 12.31.18
Domestic suppliers
Third parties	4,751,253	4,440,146	4,759,524	4,458,077
Related parties	5,193	15,008	-	-
	4,756,446	4,455,154	4,759,524	4,458,077

Foreign suppliers
Third parties	364,656	374,573	976,926	1,079,438
Related parties	-	315	-	-
	364,656	374,888	976,926	1,079,438

(-) Adjustment to present value	(41,614)	(37,487)	(41,631)	(37,507)
	5,079,488	4,792,555	5,694,819	5,500,008

Current	5,065,745	4,779,752	5,681,076	5,487,205
Non-current	13,743	12,803	13,743	12,803

(1)    The restatement refers to the separation of the balance of leases, disclosed in the note 23.

For the period ended September 30, 2019, the days payable outstanding is of 97 days (94 days on December 31, 2018).

On the suppliers balance as of September 30, 2019, R$1,520,255 in the parent company and R$1,520,997 in consolidated (R$1,300,777 in the parent company and R$1,301,304 in consolidated as of December 31, 2018) corresponds to the supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The information on accounts payable involving related parties is set forth in note 29.

21.           SUPPLY CHAIN FINANCE

	Parent company and Consolidated
	09.30.19	Restated 12.31.18
Supply chain finance - Domestic suppliers	457,821	715,335
Supply chain finance - Foreign suppliers	175,984	170,448
	633,805	885,783

(-) Adjustment to present value	(15,212)	(10,483)
	618,593	875,300

The Company has partnerships with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers have the freedom to choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others.

The Company has not identified any material change in the existing commercial conditions with its suppliers. Thus, these operations are presented in the cash flow of operating activities.

On September 30, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the internal market were set between 0.50% to 0.75% p.m. (0.52% to 0.75% p.m. on December 31, 2018). On September 30, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.32% to 0.43% p.m. (0.31% to 0.50% p.m. on December 31, 2018).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

22.           DERIVATIVE FINANCIAL INSTRUMENTS

	Parent company		Consolidated
	09.30.19	12.31.18	09.30.19	12.31.18

Derivatives designated as hedge accounting
Assets
Currency non-deliverable forward (NDF)	4,203	16,765	4,203	16,765
Currency option contracts	52,620	101,417	53,634	101,426
Corn non-deliverable forward (NDF)	21,913	22,169	21,913	22,169
Corn future contracts - B3	-	1	-	1
Soybean non-deliverable forward (NDF)	1,231	591	1,231	591
Commodities (soybean meal) non-deliverable forward (NDF)	2,666	-	2,666	-
Soybean meal option contracts	1,021	-	1,021	-
Soybean oil option contracts	445	-	445	-
	84,099	140,943	85,113	140,952

Liabilities
Currency Non-deliverable forward (NDF)	(82,785)	(20,928)	(83,162)	(20,928)
Currency option contracts	(178,573)	(68,531)	(180,432)	(75,779)
Corn non-deliverable forward (NDF)	(50,314)	(3,586)	(50,314)	(3,586)
Corn future contracts - B3	-	(59)	-	(59)
Commodities (soybean) non-deliverable forward (NDF)	(2,836)	(3,311)	(2,836)	(3,311)
Commodities (soybean meal) non-deliverable forward (NDF)	(1,980)	(2,672)	(1,980)	(2,672)
Soybean meal option contracts	(1,277)	-	(1,277)	-
Soybean oil option contracts	(324)	-	(324)	-
Commodities (soybean oil) non-deliverable forward (NDF)	-	(4,357)	-	(4,357)
Index / currency swap	-	-	-	(82)
	(318,089)	(103,444)	(320,325)	(110,774)

Derivatives not designated as hedge accounting
Assets
Currency non-deliverable forward (NDF)	535	-	988	2,411
Currency option contracts	-	-	-	2,575
Index / stocks / currency swap	17,987	36,401	17,987	36,401
	18,522	36,401	18,975	41,387

Liabilities
Currency non-deliverable forward (NDF)	(12,564)	(12,366)	(19,705)	(12,366)
Currency future contracts - B3	(2,588)	(9,367)	(2,588)	(9,367)
Currency option contracts	-	-	-	(3,374)
Index / stocks / currency swap	(38,219)	(99,154)	(38,219)	(99,154)
	(53,371)	(120,887)	(60,512)	(124,261)

Current assets	102,424	177,344	103,891	182,339
Non-current assets	197	-	197	-
Current liabilities	(330,457)	(224,331)	(339,834)	(235,035)
Non-current liabilities	(41,003)	-	(41,003)	-

The collaterals given in the transactions set forth above are disclosed in note 7.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

23.           LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, integrated producers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the contract, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

23.1       Right-of-use assets

	Parent company
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	09.30.19
Cost
Land	-	-	21,120	-	(263)	(200)	20,657
Buildings	-	214,171	2,087,528	31,015	(113,592)	21,106	2,240,228
Machinery and equipment	-	129,589	377	2,560	(12,472)	(6,414)	113,640
Facilities	-	14,492	-	-	-	(14,492)	-
Vehicles	-	-	7,669	-	(5,972)	-	1,697
Software	-	68,424	61	3	(50,160)	44,377	62,705
		426,676	2,116,755	33,578	(182,459)	44,377	2,438,927

Depreciation
Land	20.77%	-	-	(3,218)	-	-	(3,218)
Buildings	16.88%	(74,527)	-	(282,371)	1,271	(10,013)	(365,640)
Machinery and equipment	36.10%	(75,422)	-	(30,580)	9,011	8,288	(88,703)
Facilities	-	(1,725)	-	-	-	1,725	-
Vehicles	30.83%	-	-	(1,280)	888	-	(392)
Software	72.80%	(57,486)	-	(34,239)	50,160	-	(41,565)
		(209,160)	-	(351,688)	61,330	-	(499,518)
		217,516	2,116,755	(318,110)	(121,129)	44,377	1,939,409

	Consolidated
	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Exchange rate variation	Transfers	09.30.19
Cost
Land	-	-	23,453	-	(263)	161	(200)	23,151
Buildings	-	214,171	2,238,471	32,512	(113,593)	10,450	21,106	2,403,117
Machinery and equipment	-	129,589	1,101	2,560	(12,472)	50	(6,414)	114,414
Facilities	-	14,492	-	-	-	-	(14,492)	-
Vehicles	-	-	94,065	6,419	(7,102)	6,148	-	99,530
Software	-	68,424	61	3	(50,160)	-	44,377	62,705
		426,676	2,357,151	41,494	(183,590)	16,809	44,377	2,702,917

Depreciation
Land	22.42%	-	-	(3,850)	-	(44)	-	(3,894)
Buildings	17.90%	(74,527)	-	(318,908)	1,271	(2,368)	(10,013)	(404,545)
Machinery and equipment	36.17%	(75,422)	-	(30,819)	9,012	(15)	8,288	(88,956)
Facilities	-	(1,725)	-	-	-	-	1,725	-
Vehicles	40.98%	-	-	(29,822)	1,139	(1,825)	-	(30,508)
Software	72.80%	(57,486)	-	(34,239)	50,160	-	-	(41,565)
		(209,160)	-	(417,638)	61,582	(4,252)	-	(569,468)
		217,516	2,357,151	(376,144)	(122,008)	12,557	44,377	2,133,449

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

23.2       Lease liabilities

	Parent company
	WAMT (1)	Current	Non-current	09.30.19	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Current	Non-current	12.31.18
Local currency

Land	5.0	6,196	15,596	21,792	21,120	-	(720)	(14)	1,669	(263)	-	-	-

Buildings	7.4	274,191	1,694,806	1,968,997	2,087,527	31,016	(273,043)	(56,068)	120,138	(107,585)	27,553	139,459	167,012

Machinery and equipment	1.1	30,217	3,918	34,135	377	2,560	(31,844)	(13,053)	13,053	(3,492)	39,477	27,057	66,534

Vehicles	2.7	555	790	1,345	7,669	-	(1,120)	(365)	365	(5,204)	-	-	-

Software	0.2	18,884	-	18,884	62	44,378	(33,819)	(4)	4		8,263		8,263

		330,043	1,715,110	2,045,153	2,116,755	77,954	(340,546)	(69,504)	135,229	(116,544)	75,293	166,516	241,809

(1)            Weighted average maturity in years.

	Consolidated
	WAMT (1)	Current	Non-current	09.30.19	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	Current	Non-current	12.31.18
Local currency

Land	5.5	6,865	16,918	23,783	23,453	-	(1,190)	(364)	2,018	(263)	129	-	-	-

Buildings	4.5	313,997	1,781,895	2,095,892	2,238,470	32,512	(306,895)	(63,807)	127,876	(107,585)	8,309	27,553	139,459	167,012

Machinery and equipment	1.6	30,545	4,121	34,666	1,101	2,560	(32,072)	(13,080)	13,080	(3,492)	35	39,477	27,057	66,534

Vehicles	2.1	33,466	36,587	70,053	94,065	6,419	(28,717)	(5,080)	5,080	(6,107)	4,393	-	-	-

Software	0.2	18,884	-	18,884	62	44,378	(33,819)	(4)	4	-	-	8,263	-	8,263

		403,757	1,839,521	2,243,278	2,357,151	85,869	(402,693)	(82,335)	148,058	(117,447)	12,866	75,293	166,516	241,809

(1)         Weighted average maturity in years.

23.3       Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

	Parent company	Consolidated
	09.30.19	09.30.19
	Present value of minimum payments	Present value of minimum payments
Current	435,981	507,235
Non-current	1,609,172	1,736,043
2020 - October to december	87,506	96,809
2021	335,211	363,917
2022	280,068	303,215
2023	249,023	270,083
2024 onwards	657,364	702,019
	2,045,153	2,243,278

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

23.4       Amounts recognized in the statement of income for the period

Below are the amounts recognized in the statement of income for items exempt from IFRS 16 recognition: low value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	July to September 2019	January to September 2019	July to September 2019	January to September 2019
Variable payments not included in the lease liabilities	10,977	19,818	59,963	158,350
Expenses related to short-term assets	45,242	137,341	50,482	176,114
Expenses related to low-value assets (1)	548	3,764	710	4,259
	56,767	160,923	111,155	338,723

(1) Excluded expenses related to short-term assets.

23.5       Sale-leaseback transactions

In the last years the Company has carried out Sale-leaseback transactions. On December 23, 2016, the Distribution Center located in the municipality of Embu das Artes was classified as operating lease. On December 01, 2018 the Distribution Center located in the municipality of Vitória de Santo Antão and the property located in the municipality of Duque de Caxias were also subject to Sale-leaseback operations, both classified as operating leases. In all cases, the respective rental expenses were recognized in the statement of income as incurred. With the adoption of IFRS 16, the right-of-use assets were recognized as of 01.01.19, as well as the lease liability related to each contract.

In the period ended September 30, 2019, two additional Sale-leaseback transactions were formalized. The Transshipment Set Point (“TSP”) located in the municipality of Bauru and the TSP located in the municipality of Guarulhos were analyzed within the scope of IFRS 16 and the right-of-use assets were recognized as of August 1, 2019, as well as the lease liability related to the leases not yet due of each of the agreements.

24.           SHARE-BASED PAYMENT

The rules for the stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2018 (note 24) and are unchanged for this period.

The breakdown of the outstanding granted stock options is set forth as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

Plan I
12.18.14	12.17.15	12.17.19	5,702,714	1,013,118	14.58	63.49	83.66
			5,702,714	1,013,118

Plan II
04.26.16	04.30.17	12.30.22	8,724,733	1,325,000	9.21	56.00	64.07
05.31.16	05.31.17	12.30.22	3,351,220	1,168,500	10.97	46.68	53.00
03.30.17	03.30.18	12.29.23	863,528	193,045	9.45	38.43	42.30
			12,939,481	2,686,545
			18,642,195	3,699,663

(1)      Amounts expressed in Brazilian Reais.

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting period	Shares granted	Outstanding shares	Fair value of the shares
Restricted shares plan
08.31.17	08.31.19	716,846	122,834	41.85
04.26.18	04.26.20	276,000	-	22.29
06.14.18	06.14.20	270,000	172,125	20.00
10.01.18	10.01.20	2,311,394	1,734,566	21.44
09.01.19	09.01.21	68,605	68,605	30.61
		3,642,845	2,098,130

(1)      Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares in the nine-month period ended September 30, 2019, is presented as follows:

Consolidated

Outstanding options/shares as of december 31, 2018	9,048,405
Issued - grant of 2019
September 2019	68,605
Antecipated transfer
Antecipated transfer on september 2018 (Restricted shares plan)	(54,193)
Antecipated transfer on june 2018 (Restricted shares plan)	(97,875)
Antecipated transfer on october 2018 (Restricted shares plan)	(191,710)
Forfeiture:
Grant of 2018 (Restricted shares)	(444,341)
Grant of 2017 (Restricted shares)	(73,307)
Grant of 2016	(1,208,600)
Grant of 2014	(841,635)
Grant of 2014	(407,556)
Outstanding options/shares as of september 30, 2019	5,797,793

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The weighted average exercise price of the outstanding options conditioned to services is R$64,80 (sixty-four Brazilian Reais and eighty cents), and the weighted average of the remaining vesting period is 30 months.

The Company has registered as capital reserve, under shareholders’ equity, the fair value of the options in the amount of R$269,735 (R$262,306 as of December 31, 2018). In the statement of income for the nine-month period ended September 30, 2019 the amount recognized as expense was R$7,429 (R$7,929 as of September 30, 2018) and R$4,262 of expense for the three-month period ended September 30, 2019 (R$5,777 as of September 30, 2018).

25.           EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2018 (note 25) and have not been changed during this period.

The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	09.30.19	12.31.18	09.30.19	12.31.18
Medical assistance	159,173	149,046	159,173	149,046
F.G.T.S. Penalty (1)	181,321	167,588	181,321	167,588
Award for length of service	60,339	55,134	60,339	55,134
Other	35,097	32,597	117,808	96,383
	435,930	404,365	518,641	468,151

Current	91,010	91,010	95,006	94,728
Non-current	344,920	313,355	423,635	373,423

(1)      FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for the year of 2019 according to an appraisal report prepared in 2018 by an actuarial expert and recorded in the statement of income for the nine-month period ended September 30, 2019 against comprehensive income a gain of R$10,116 in the parent company and R$9,778 in consolidated (R$10,620 in the parent company and consolidated as of September 30, 2018) and R$4,805 for three-months period ended September 30, 2019 in the parent company and R$4,822 in consolidated (R$3,785 in the parent company and consolidated as of September 30, 2018).

26.           PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, commercial and other processes (including environmental and regulatory proceedings), tax, social security and labor risks.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

The Company classifies the risk of unfavorable decisions in the legal proceedings as “probable”, “possible” or “remote” and records provisions for losses classified as "probable", as determined by the Company’s Management based on legal advices, which reasonably reflect the estimated probable losses. Contingencies classified as with "possible" loss are disclosed based on reasonable estimates.

The Company’s management believes that, based on the elements existing at the base date of these financial statements, its provision for tax, civil, commercial and other, as well as for labor risks, accounted for according to CPC 25 / IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below.

26.1.      Contingencies with probable losses

The rollforward of the provisions for tax, civil, commercial and other, and labor risks is summarized below:

	Parent company
					09.30.19
	Tax	Labor	Civil, commercial and other	Contingent liabilities	Total
Beginning balance	230,150	466,713	279,591	369,631	1,346,085
Additions	414,730	412,573	34,904	-	862,207
Reversals	(35,095)	(150,875)	(21,434)	(35,062)	(242,466)
Payments	(182,934)	(290,783)	(18,047)	-	(491,764)
Price index update	424,450	112,852	25,704	-	563,006
Ending balance	851,301	550,480	300,718	334,569	2,037,068

Current					1,203,904
Non-current					833,164

	Consolidated
					09.30.19
	Tax	Labor	Civil, commercial and other	Contingent liabilities	Total
Beginning balance	230,149	468,513	281,958	369,631	1,350,251
Additions	414,928	413,714	35,661	124	864,427
Reversals	(35,095)	(151,528)	(23,565)	(35,062)	(245,250)
Payments	(182,934)	(290,783)	(18,047)	-	(491,764)
Price index update	424,450	112,852	25,704	-	563,006
Exchange rate variation	(38)	14	(141)	(24)	(189)
Ending balance	851,460	552,782	301,570	334,669	2,040,481

Current					1,206,994
Non-current					833,487

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

In the second quarter of 2019, the judgment of the embargoes of the General Repercussion in the Federal Supreme Court that discusses the ICMS (“State VAT”) credit of products that composes the basic food basket was finalized. This appeal intended to obtain the modulation of the effects of the negative decision from 2015. As a result of this judgment, the modulation request was dismissed. New declaration embargoes were opposed, requiring the modulation of the effects for the period prior to 2005. Notwithstanding, the Company, together with its lawyers, understands that the outlook is of probable loss. Therefore, a liability of R$749,177 was recognized, of which R$358,935 is related to the principal amount and was recorded under other operating expenses and R$390,242 of interest and monetary corrections were recorded under financial expenses.

26.1.1  Investigation by the Turkish Competition Board

The Turkish Competition Board (“TCB”) executed an investigation to determine whether the undertakings engaged in the industry of chicken meat production including Banvit, an indirect subsidiary of BRF, violated the Turkish Competition Laws by controlling domestic price levels and volumes, and controlling supply in the Aegean region during the period between November 2013 and July 2017, therefore in the period before to the totally assumption of operations by BRF.

On September 17, 2019, TCB announced the final decision on this investigation, in which it imposed an administrative fine equivalent to R$22,507 (TRY 30,518), which can be reduced by 25% in case of anticipated payment.

The Company does not expect to incur in material losses, as it has an insurance policy and contractual provisions in the share purchase agreement.

26.2.      Contingencies with possible losses

The Company is involved in other civil, commercial and others (environmental and regulatory nature included), tax, labor and social security contingencies, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision has been recorded. On September 30, 2019, the total amount of the possible contingencies was R$13,431,839 (R$13,965,789 as of December 31, 2018), of which R$334,669 (R$369,631 as of December 31, 2018) were recorded at fair value as a result of the business combination with Sadia, according to the requirements of paragraph 23 of IFRS 3, set forth in the table above. The main natures of these contingencies were properly disclosed in the annual statements for the year ended December 31, 2018 (note 26.2).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

27.           SHAREHOLDERS’ EQUITY

27.1.      Capital stock

On September 30, 2019, the capital subscribed and paid of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common book-entry shares with no par value.

27.2.      Breakdown of capital stock by nature

	Consolidated
	09.30.19	12.31.18
Common shares	812,473,246	812,473,246
Treasury shares	(713,446)	(1,057,224)
Outstanding shares	811,759,800	811,416,022

27.3.      Rollforward of outstanding shares

	Consolidated
	Quantity of outstanding of shares
	09.30.19	12.31.18
Shares at the beggining of the period	811,416,022	811,139,545
Delivery of restricted shares	343,778	276,477
Shares at the end of the period	811,759,800	811,416,022

27.3.1  Treasury shares

The Company has 713,446 shares held in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, and a market value of R$27,254.

	Consolidated
	Quantity of outstanding of shares
	09.30.19	12.31.18
Shares at the beggining of the period	1,057,224	1,333,701
Delivery of restricted shares	(343,778)	(276,477)
Shares at the end of the period	713,446	1,057,224

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

28.            EARNINGS (LOSS) PER SHARE

Continued operations	July to September 2019	January to September 2019	July to September 2018	January to September 2018
Basic numerator
Net (loss) for the period attributable to controlling shareholders	435,108	510,939	(850,967)	(2,453,121)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share basic - R$	0.53615	0.62965	(1.04891)	(3.02386)

Diluted numerator
Net (loss) for the period attributable to controlling shareholders	435,108	510,939	(850,967)	(2,453,121)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Weighted average number of outstanding shares - diluted	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share diluted - R$	0.53615	0.62965	(1.04891)	(3.02386)

Discontinued operations	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Basic numerator
Net (loss) for the period attributable to controlling shareholders	(141,201)	(895,142)	51,986	101,319

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share basic - R$	(0.17399)	(1.10312)	0.06408	0.12489

Diluted numerator
Net (loss) for the period attributable to controlling shareholders	(141,201)	(895,142)	51,986	101,319

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Weighted average number of outstanding shares - diluted	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share diluted - R$	(0.17399)	(1.10312)	0.06408	0.12489

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

Continued and discontinued operations	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Basic numerator
Net (loss) for the period attributable to controlling shareholders	293,907	(384,203)	(798,981)	(2,351,802)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share basic - R$	0.36216	(0.47347)	(0.98484)	(2.89897)

Diluted numerator
Net (loss) for the period attributable to controlling shareholders	293,907	(384,203)	(798,981)	(2,351,802)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,536,857	811,464,814	811,284,062	811,254,621
Weighted average number of outstanding shares - diluted	811,536,857	811,464,814	811,284,062	811,254,621
Net (loss) per share diluted - R$	0.36216	(0.47347)	(0.98484)	(2.89897)

The diluted result is calculated considering the number of potential shares (stock options), however, because the share price at September 30, 2019 is lower than the strike price, the options do not have a dilutive effect.

29.           RELATED PARTIES – PARENT COMPANY

As part of the Company’s operations, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed based on agreements, contracted on market or commutative conditions.

All the transactions and balances between the Company and its subsidiaries were eliminated in the consolidation and refer to commercial and/or financial transactions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

29.1.     Transactions and balances

The balances of the transactions with related parties are as follows:

	Accounts receivable		Dividends and interest on the shareholders' equity receivable	Trade accounts payable		Advance for future capital increase	Other rights		Other obligations
	09.30.19	12.31.18	12.31.18	09.30.19	12.31.18	12.31.18	09.30.19	12.31.18	09.30.19		12.31.18

Al Khan Foodstuff LLC ("AKF")	473	-	-	-	-	-	-	-	-		-
Al-Wafi Food Products Factory LLC	-	-	-	-	(70)	-	30	30	(958)		(891)
Avex S.A.	-	137,804	-	-	-	-	-	-	-		-
Banvit	-	-	-	-	-	-	719	47	-		-
BFF International Ltd.	-	-	-	-	-	-	2,271	2,113	-		-
BRF Al Yasra	-	-	-	-	-	-	-	-	(4,128)		(3,847)
BRF Energia S.A.	-	-	27	(5,193)	(14,841)	1,205	-	-	-		-
BRF Foods GmbH	879,567	2,558,263	-	-	-	-	-	-	-		-
BRF Foods GmbH - Branch	-	-	-	-	-	-	1,177	719	(1,789)		(1,666)
BRF Foods LLC	-	-	-	-	-	-	480	407	(11)		-
BRF Global GmbH	2,248,948	1,387,910	-	-	-	-	-	-	(3,098,553)	(1)	(3,700,581)
BRF GmbH	-	-	-	-	-	-	1,522	-	(1,314,596)		(1,584)
BRF Pet S.A.	535	233	438	-	(167)	-	148	3	(3)		-
Campo Austral	-	48,722	-	-	-	-	-	-	-		-
Federal Foods	-	-	-	-	-	-	-	-	-		(78)
Federal Foods Qatar	-	-	-	-	-	-	-	-	(146)		(135)
FFM Further	-	-	-	-	-	-	70	70	-		-
Highline International Ltd.	-	-	-	-	-	-	-	-	(7,595)		(7,067)
One Foods Holdings	-	-	-	-	-	-	5,850	5,444	-		-
Perdigão International Ltd.	-	-	-	-	-	-	-	-	(934,966)	(1)	(870,371)
Quickfood S.A.	-	19,860	-	-	(111)	133,043	-	-	-		-
Sadia Alimentos S.A.	-	16,665	-	-	(134)	-	-	-	(9,461)		-
Sadia Chile S.A.	94,964	94,789	-	-	-	-	-	-	-		-
Sadia Uruguay S.A.	39,991	6,676	-	-	-	-	-	-	(56,454)		-
VIP S.A. Empreendimentos e Partic. Imob.	-	-	713	-	-	-	-	-	-		-
Total	3,264,478	4,270,922	1,178	(5,193)	(15,323)	134,248	12,267	8,833	(5,428,660)		(4,586,220)

(1)              The amount corresponds to export pre-payment, usual operation between the productive units in Brazil with the wholly-owned subsidiaries BRF Global GmbH and Perdigão International Ltd. that operate as a trading companies in the international market.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

	Revenue				Financial results, net				Purchases
	July to September 2019	January to September 2019	July to September 2018	January to September 2018	July to September 2019	January to September 2019	July to September 2018	January to September 2018	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Avex S.A.	-	1,439	33,377	71,823	-	-	-	-	-	-	-	(427)
BRF Energia S.A.	-	-	-	-	-	-	-	-	(53,748)	(170,939)	(51,388)	(159,681)
BRF Foods GmbH	39,641	158,138	-	-	-	-	-	-	-	-	-	-
BRF Global GmbH	2,495,891	7,099,674	1,117,015	3,332,729	(35,667)	(83,717)	(26,700)	(59,991)	-	-	-	-
BRF Pet S.A.	1,087	1,837	383	536	-	-	-	-	-	(26)	(49)	(49)
Campo Austral	-	1,448	1,173	6,647	-	-	-	-	-	-	-	-
Perdigão International Ltd.	-	-	-	-	(13,288)	(38,608)	(11,053)	(33,411)	-	-	-	-
Quickfood S.A.	-	-	5,860	25,729	-	-	-	-	-	-	(577)	(1,161)
Sadia Alimentos S.A.	-	-	-	-	(249)	(980)	-	-	-	-	-	-
Sadia Chile S.A.	21,579	51,749	27,513	80,813	-	-	-	-	-	(46)	-	-
Sadia Uruguay S.A.	10,925	30,917	4,351	14,688	(1,286)	(3,255)	-	-	-	-	-	-
SHB Com. e Ind. de Alim. S.A	-	-	752,367	2,258,699	-	-	-	-	-	-	(500,384)	(1,514,338)
UP! Alimentos Ltda.	-	-	3,011	9,662	-	-	-	-	-	-	(36,557)	(100,222)
Edavila Consultoria Empresarial Eireli	-	-	-	-	-	-	-	-	-	-	-	(40)
Total	2,569,123	7,345,202	1,945,050	5,801,326	(50,490)	(126,560)	(37,753)	(93,402)	(53,748)	(171,011)	(588,955)	(1,775,918)

All Companies set forth in note 1.1, which describes the relationship with BRF as well as the nature of the operations of each entity, are controlled by BRF, except for UP! Alimentos, PP-BIO, PR-SAD and SATS BRF, which are associates or joint ventures.

The Company recorded a liability in the amount of R$918 (R$1,290 as of December 31, 2018) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of September 30, 2019 the Company recorded a payable to this entity of R$3,321 included in other liabilities (R$4,666 as of December 31, 2018).

The Company enters into loan agreements with its subsidiaries in order to comply with its cash management strategy. Below a summary of the balances and rates charged for the transactions at the statement of financial position date are demonstrated:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

				09.30.19		12.31.18
Counterparty				Interest rate (p.a.)		Interest rate (p.a.)
Creditor	Debtor	Currency	Balance		Balance

BRF GMBH	BRF Global GmbH	USD	759,905	4.5%	1,438,778	3.3%
BRF GMBH	Federal Foods Qatar	USD	568,873	4.5%	520,679	4.5%
Sadia International Ltd.	Wellax Food Logistics	USD	240,598	4.5%	223,299	4.5%
Perdigão International Ltd.	BRF Global GmbH	USD	226,736	4.5%	205,768	3.4%
BRF GMBH	BRF Global GmbH	EUR	168,013	4.0%	161,535	2.0%
BRF GMBH	Perdigão International Ltd.	USD	97,751	4.5%	88,354	3.9%
BRF GMBH	BRF Foods LLC	USD	90,805	2.5%	83,224	2.5%
BRF GMBH	Eclipse Holding Cooperatief	USD	28,728	4.5%	25,863	4.5%
Wellax Food Logistics	BRF GMBH	USD	16,280	4.5%	20,826	3.9%
BRF GMBH	BFF International	USD	4,505	4.8%	15,907	1.2%
BRF GMBH	BRF Hong Kong	USD	2,081	4.5%	12,454	4.5%
Perdigão International Ltd.	BRF Foods LLC	USD	5,241	1.0%	4,841	1.0%
Wellax Food Logistics	BRF Foods LLC	USD	3,015	7.0%	2,702	7.0%
One Foods Holdings	FFM Further Processing	USD	2,097	4.2%	-	-
BRF GMBH	BRF Austria GmbH	USD	1,058	4.0%	957	4.0%
BRF Foods Gmbh	BRF Global GmbH	USD	-	-	520,551	2.0%
BRF Invicta Food	BRF Invicta	GBP	-	-	118,443	1.8%
BRF Holland B.V.	BRF BV	EUR	-	-	15,158	0.0%
Qualy B. V.	BRF Holland B.V.	EUR	-	-	12,567	0.6%
BRF Foods Gmbh	One Foods Holdings	USD	-	-	12,092	2.7%
BRF GMBH	Sadia International Ltd.	USD	-	-	6,081	5.2%
Golden Quality Foods Netherlands	BRF Holland B.V.	EUR	-	-	4,218	0.6%
Invicta Food Product	BRF Wrexham	GBP	-	-	3,399	1.8%
Campo Austral S.A.	Buenos Aires Fortune S.A.	ARS	-	-	669	20.0%
Invicta Foods Limited	Invicta Food Group Limited	GBP	-	-	451	1.0%
Eclipse Holding Cooperatief	Eclipse LATAM Holdings	EUR	-	-	333	20.0%
Avex S.A.	Buenos Aires Fortune S.A.	ARS	-	-	286	20.0%
Golden Quality Foods Netherlands	BRF Holland B.V.	EUR	-	-	53	0.6%
Campo Austral S.A.	Itega	ARS	-	-	27	20.0%

29.2.      Other Related Parties

The Company leased properties owned by BRF Previdência. For the nine-month period ended September 30, 2019, the total amount paid as rent was R$13,650 (R$12,693 for the nine-month period ended September 30, 2018), and for the three-month period ended September 30, 2019, the total amount paid was R$5,188 (R$4,231 for the three-month period ended September 30, 2018). The rent value was set based on market conditions.

29.3.      Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 19.3.

29.4.      Management remuneration

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

Key management personnel include board members, statutory directors and the head of internal audit.

The total remuneration and benefits expense with these professionals are set forth below:

	Consolidated
	July to September 2019	January to September 2019	July to September 2018	January to September 2018
Salary and profit sharing	16,741	39,463	(613)	24,252
Short term benefits (1)	56	187	21	41
Private pension	238	540	120	354
Post-employment benefits	78	125	6	84
Termination benefits	3,403	11,572	2,181	7,625
Share-based payment	4,205	8,188	978	4,650
	24,721	60,075	2,693	37,006

(1)      Comprises:  medical assistance, educational expenses and others.

In addition, the executive officers who are also an integral part of the key management personnel received among remuneration and benefits the total amount of R$26,731 for the nine-month period ended September 30, 2019 (R$25,164 for the nine-month period ended September 30, 2018) and R$3,680 for the three-month period ended September 30, 2019 (R$4,643 for the three-month period ended September 30, 2018).

30.           NET SALES

	Parent company				Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Gross sales
Brazil	5,409,952	15,361,826	5,228,744	14,599,325	5,409,952	15,361,894	5,229,248	14,600,302
International	2,661,819	7,632,039	1,048,678	3,390,588	4,179,103	11,924,715	3,676,338	10,400,166
Other segments	297,414	855,721	1,020,421	2,896,514	303,930	858,900	282,645	705,765
	8,369,185	23,849,586	7,297,843	20,886,427	9,892,985	28,145,509	9,188,231	25,706,233

Sales deductions
Brazil	(1,027,779)	(2,957,599)	(1,106,090)	(3,044,673)	(1,027,779)	(2,957,558)	(1,106,051)	(3,044,230)
International	(34,234)	(89,854)	(15,592)	(49,523)	(383,147)	(949,390)	(244,209)	(673,639)
Other segments	(25,419)	(76,586)	(51,165)	(135,643)	(22,573)	(81,816)	(36,075)	(89,095)
	(1,087,432)	(3,124,039)	(1,172,847)	(3,229,839)	(1,433,499)	(3,988,764)	(1,386,335)	(3,806,964)

Net sales
Brazil	4,382,173	12,404,227	4,122,654	11,554,652	4,382,173	12,404,336	4,123,197	11,556,072
International	2,627,585	7,542,185	1,033,086	3,341,065	3,795,956	10,975,325	3,432,129	9,726,527
Other segments	271,995	779,135	969,256	2,760,871	281,357	777,084	246,570	616,670
	7,281,753	20,725,547	6,124,996	17,656,588	8,459,486	24,156,745	7,801,896	21,899,269

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

31.           RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products which are recognized in the statement of income when incurred. The expenditures amounted to R$47,786 for the nine-month period ended September 30, 2019 (R$39,695 for the nine-month period ended September 30, 2018) and R$16,270 for the three-month period ended September 30, 2019 (R$12,636 for the three-month period ended September 30, 2018).

32.           OTHER OPERATING INCOME (EXPENSES), NET

	Parent company				Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Income
Recovery of expenses (1)	498,477	1,201,800	10,506	47,711	498,500	1,203,311	11,460	50,232
Provision reversal	852	14,932	3,393	16,583	852	14,937	5,818	18,080
Net gains on disposal of investments	-	-	-	-	16,184	9,982	-	-
Scrap sales	2,788	8,653	2,790	7,971	2,849	9,686	3,680	10,630
Gain on the disposal of property, plant and equipment	-	11,146	-	-	-	2,925	4,576	-
Rewards and short-term incentive	-	-	-	18,253	-	-	-	7,159
Other	4,356	8,945	9,439	15,297	7,274	26,034	12,658	27,271
	506,473	1,245,476	26,128	105,815	525,659	1,266,875	38,192	113,372

Expenses
Provision for civil and tax risks (2)	(35,726)	(399,610)	(44,805)	(46,434)	(35,811)	(399,729)	(47,773)	(51,102)
Rewards and short-term incentive	(68,482)	(170,166)	(28,011)	-	(69,782)	(180,237)	(30,952)	-
Expenses arising from Trapaça Operation	(15,492)	(50,556)	(8,370)	(52,108)	(16,833)	(59,153)	(8,370)	(52,108)
Demobilization expenses	(21,905)	(39,092)	-	(5,513)	(28,599)	(46,683)	-	(5,620)
Other employees benefits	(8,358)	(23,274)	(7,446)	(22,339)	(8,358)	(25,732)	(7,686)	(23,069)
Management Participation	(18,437)	(18,437)	-	-	(18,437)	(18,437)	-	-
Insurance claims costs	(3,239)	(17,084)	(4,922)	(10,196)	(360)	(15,337)	(5,118)	(12,958)
Costs on business disposed	-	-	-	(27,848)	-	-	-	(27,848)
Net loss from the disposals of property, plant and equipment	(13,077)	-	(9,399)	(16,395)	(15,323)	-	-	(18,180)
Restructuring	-	-	-	(17,028)	-	-	-	(17,028)
Net loss on the disposals of investments	-	(482)	(3,214)	(3,214)	-	-	(3,214)	(3,214)
Other	(35,923)	(65,425)	-	(10,221)	(42,809)	(78,419)	-	(20,162)
	(220,639)	(784,126)	(106,167)	(211,296)	(236,312)	(823,727)	(103,113)	(231,289)
	285,834	461,350	(80,039)	(105,481)	289,347	443,148	(64,921)	(117,917)

(1)  Includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base, as described in note 11.

(2)    Includes the effects of the tax contingency on ICMS credit in the basic food basket products, as described in note 26.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

33.           FINANCIAL INCOME (EXPENSES), NET

	Parent company				Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Financial income
Interest on assets (1)	559,419	998,259	42,977	208,092	559,913	999,411	44,980	215,621
Exchange rate variation on other assets	49,702	37,746	9,312	39,278	359,108	420,557	76,338	268,831
Exchange rate variation on net assets of foreign subsidiaries	-	-	-	-	372,674	321,695	58,043	475,741
Interest on cash and cash equivalents	30,258	87,326	45,819	104,811	36,179	103,006	60,101	133,766
Exchange rate variation on marketable securities	14,267	22,985	420	2,828	64,365	77,015	9,294	33,826
Interests on financial assets classified as
Amortized cost	16,353	50,751	24,330	63,171	31,528	75,753	24,329	77,434
Fair value throught profit and loss	6,047	16,291	4,534	9,545	6,271	16,127	4,534	10,106
Fair value throught other comprehensive income	-	-	-	-	182	505	179	477
Impairment on marketable securities	-	-	-	-	-	3,377	-	-
Gain on derivative transactions, net	62,698	-	132,913	381,444	18,962	-	96,653	79,970
	738,744	1,213,358	260,305	809,169	1,449,182	2,017,446	374,451	1,295,772

Financial expenses
Interest on loans and financing (2)	(483,591)	(1,072,134)	(258,461)	(669,388)	(526,019)	(1,200,579)	(353,264)	(947,675)
Interest on liabilities (3)	(120,589)	(694,326)	(38,292)	(104,245)	(124,646)	(686,772)	(41,471)	(108,910)
Exchange rate variation on loans and financing	(528,676)	(508,246)	(252,944)	(824,235)	(611,632)	(605,081)	(373,880)	(1,415,133)
Adjustment to present value	(80,568)	(224,068)	(62,340)	(175,757)	(79,692)	(224,833)	(75,014)	(212,928)
Exchange rate variation on other liabilities	(527,416)	(468,385)	(196,626)	(863,281)	(226,179)	(167,774)	(39,615)	(68,308)
Loss on derivative transactions, net	-	(83,342)	-	-	-	(140,621)	-	-
Loss on grains price variation	(1,624)	(7,157)	(19,706)	(108,392)	(1,624)	(7,158)	(20,147)	(117,744)
Impairment on marketable securities	-	-	-	-	(2,645)	-	-	-
Interest expenses on loans to related parties	(50,490)	(126,560)	(37,753)	(93,402)	-	-	-	-
Others	(41,886)	(154,687)	(21,633)	(72,979)	(133,434)	(308,904)	(113,539)	(309,570)
	(1,834,840)	(3,338,905)	(887,755)	(2,911,679)	(1,705,871)	(3,341,722)	(1,016,930)	(3,180,268)
	(1,096,096)	(2,125,547)	(627,450)	(2,102,510)	(256,689)	(1,324,276)	(642,479)	(1,884,496)

(1)    Includes the financial effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base, as described in note 11.

(2)    Includes the premium paid effects of bonds repurchases and write-off of deferred costs, as describe in note 19.1.

(3)    Includes the financial effects of the tax contingency on ICMS credit in the basic food basket products, as described in note 26.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

34.           STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	Parent company					Consolidated
	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018	July to September 2019	January to September 2019	Restated July to September 2018	Restated January to September 2018
Costs of sales
Raw materials and consumables	3,806,947	11,013,535	4,058,743	11,586,984	4,454,981	12,679,646	4,170,282	12,771,047
Depreciation	412,332	1,245,554	267,951	821,778	443,070	1,336,559	332,289	1,023,809
Amortization	21,156	57,385	14,595	43,811	34,898	97,718	19,694	58,977
Salaries and employees benefits	931,189	2,690,968	716,879	2,169,909	944,832	2,730,250	878,083	2,740,724
Others	539,769	1,623,621	423,750	1,252,256	486,112	1,608,260	1,078,006	2,007,416
	5,711,393	16,631,063	5,481,918	15,874,738	6,363,893	18,452,433	6,478,354	18,601,973

Sales expenses
Depreciation	27,880	77,741	16,596	49,016	48,122	137,917	17,586	52,095
Amortization	18,298	50,778	10,705	31,934	23,891	67,216	13,106	45,368
Salaries and employees benefits	302,379	810,981	236,953	685,371	367,492	999,442	298,123	871,621
Indirect and direct logistics expenses	470,344	1,338,022	352,378	1,016,545	534,130	1,536,511	563,094	1,642,978
Marketing	69,147	290,787	72,788	261,670	44,168	381,616	91,842	339,854
Others	100,044	307,719	108,239	316,231	142,492	429,665	144,184	314,543
	988,092	2,876,028	797,659	2,360,767	1,160,295	3,552,367	1,127,935	3,266,459

Administrative expenses
Depreciation	4,208	12,906	4,220	12,897	6,157	18,462	9,039	29,986
Amortization	4,382	15,663	9,410	27,103	5,901	21,339	33,658	62,095
Salaries and employees benefits	45,059	130,341	38,346	92,759	72,304	215,186	69,345	186,857
Fees	10,115	24,330	2,226	15,908	10,115	24,330	2,684	19,322
Others	31,321	89,278	27,980	53,439	47,252	139,798	32,643	83,357
	95,085	272,518	82,182	202,106	141,729	419,115	147,369	381,617

Impairment Loss on Trade and Other Receivables
Impairment Loss on Trade and Other Receivables	12,576	20,149	4,115	20,290	16,238	20,036	7,307	32,931
	12,576	20,149	4,115	20,290	16,238	20,036	7,307	32,931

Other operating expenses (1)
Depreciation	13,294	37,888	14,822	32,489	13,410	38,223	15,724	34,728
Others	207,345	746,238	91,345	178,807	222,902	785,504	87,389	196,561
	220,639	784,126	106,167	211,296	236,312	823,727	103,113	231,289

(1)      The composition of other operating expenses is disclosed in note 32.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

35.           TRANSACTIONS THAT DO NOT INVOLVE CASH OR CASH EQUIVALENTS

The following transactions did not involve cash or cash equivalents during the period ended September 30, 2019:

(i)    Capitalized loan interest: in the nine-month period ended September 30, 2019  amounted to R$14,772 in the parent company and consolidated (R$12,652 in the parent company and R$15,664 in consolidated in the nine-month period ended September 30, 2018) and in the three-month period ended September 30, 2019 amounted to R$4,229 in the parent company and in the consolidated (R$4,171 in the parent company and R$6,352 in the consolidated in the same period of the previous year); and

(ii)   Addition of lease by right-of-use assets and respective lease liability: in the nine-month period ended September 30, 2019, amounted to R$2,194,447 in the parent company and R$2,422,759 in consolidated (R$85,376 in the parent company and R$90,976 in consolidated in the nine-month period ended September 30, 2018)  and in the three-month period ended September 30, 2019, amounted to R$21,796 in the parent company and R$22,260 in the consolidated (R$4,248 in the parent company and R$4,251 in the consolidated in the same period of the previous year);

36.           SUBSEQUENT EVENTS

36.1 Plant in Saudi Arabia

On October 29, 2019, BRF announced to the market that it has executed a non-binding Memorandum of Understanding (MOU) with the Saudi Arabian General Investment Authority ("SAGIA"), about the construction and operation, by BRF, of a chicken processing plant in Saudi Arabia.

The Company estimates the investment amount to be around USD120,000, which will allow BRF to expand and consolidate its presence in the Saudi market.

The plant will produce breaded and marinated products, hamburgers, among others, and will be destined in its majority to the Saudi market.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Explanatory Notes (in thousands of Brazilian Reais)

37.           APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The financial statements were approved and their issuance authorized by the Board of Directors on November 07, 2019.

BOARD OF DIRECTORS

Chairman (Non-Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flávia Buarque de Almeida
Independent Member	Francisco Petros O. L. Papathanasiadis
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Roberto Antonio Mendes
Independent Member	Roberto Rodrigues
Member Non-Independent	Walter Malieni Júnior

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT COMITTEE

Comittee Coordinator (Independent)	Francisco Petros O. L. Papathanasiadis
Member Independent	Roberto Antonio Mendes
Member Non-Independent	Walter Malieni Júnior
External Member and Financial Specialist	Fernando Maida Dall`Acqua
External Member	Thomás Tosta de Sá

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Vice-President of Finance and Investor Relations (1)	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement Officer	Vinícius Guimarães Barbosa
Vice-President of Commercial Brazil Market	Sidney Rogério Manzaro
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Strategy, Managing and Innovation	Rubens Fernandes Pereira
Vice-President of Quality and Sustainability	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Sales & Operations Planning and Supply Chain	Leonardo Campo Dallorto

(1) On September 16, 2019, Carlos Alberto Bezerra de Moura assumed the position of Chief Financial and Investor Relations Officer, position that was occupied, on an interim basis, by the Company's Global CEO, Lorival Nogueira Luz Junior.

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Controller	Accountant – CRC 1SP257406/O-5

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. Commentary about the company projections behavior

In the nine-month period ended September 30, 2019, Company's net leverage, as measured by the Net Debt / Adjusted EBITDA ratio, reached 2.90x.

The projections initially disclosed on June 29, 2018 for the fiscal year ending December 31, 2019 were replaced on February 7, 2019, on June 3, 2019, on August 9, 2019 and finally on November 8, 2019. Following the completion of the Monetization Plan, the Company revised the net leverage guidance indicator to approximately 2.75x at the end of 2019 and maintained its guidance of approximately 2.65x for 2020.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Information – September 30, 2019 – BRF S.A. BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holders of more than 5% of the voting stock, management, members of the Board of Directors is presented below:

	09.30.19		12.31.18
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	93,226,766	11.47
Caixa de Previd. dos Func. Do Banco do Brasil (1)	76,974,752	9.47	86,506,952	10.65
Management
Board of Directors	6,474,420	0.80	6,376,083	0.78
Executives	258,095	0.03	31,662	0.00
Treasury shares	713,446	0.09	1,057,224	0.13
Other	635,336,267	78.20	625,274,559	76.97
	812,473,246	100.00	812,473,246	100.00

(1)         The pension funds are controlled by employees that participate in the respective companies.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

A free translation from Portuguese into English of Independent Auditor's Report on Review of Interim Financial Information

Independent Auditor’s Report on Review of Interim Financial Information

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2019, which comprises the statement of financial position as of September 30, 2019 and the respective statements of income and comprehensive income for the three and nine-month period then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

A free translation from Portuguese into English of Independent Auditor's Report on Review of Interim Financial Information

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

We draw attention to explanatory notes 1.2 and 1.3 to the interim financial information, which describe the investigations involving the Company in the context of the Brazilian Federal Police operations named “Carne Fraca” and “Trapaça”, as well as their current and potential developments. In the current stage of the investigations and actions, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is unmodified in respect of this matter.

Other matters

Statements of Value Added

The Quarterly Information referred above includes the statements of value added, individual and consolidated, for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the review procedures followed together with the review of the Quarterly Information, with the objective to conclude whether these statements were conciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, according to the criteria defined in this pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 7, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Guilherme Nunes

Accountant CRC 1SP195631/O-1

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

OPINION OF THE AUDIT COMMITTEE

The Audit Committee of BRF S.A., in fulfilling its statutory and legal duties, reviewed:

(i)      the quarterly financial information (parent company and consolidated) for the nine-month period ended on September 30, 2019;

(ii)     the Management Report; and

(iii)    review report issued by KPMG Auditores Independentes.

Based on the documents reviewed and on the explanations provided, the members of the Audit Committee, undersigned, issued an opinion for the approval of the financial information identified above.

São Paulo, November 7, 2019.

Francisco Petros O. L. Papathanasiadis

Comittee Coordinator (Independent)

Roberto Antonio Mendes

Member (Independent)

Walter Malieni Júnior

Member (Non-Independent)

Fernando Maida Dall`Acqua

External Member and Financial Specialist

Thomás Tosta de Sá

External Member

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2019 – BRF S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTELY FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF S.A., states:

(i)            reviewed, discussed and agreed with the Company's quarterly financial information for the nine-month period ended on September 30, 2019, and

(ii)           reviewed, discussed and agreed with conclusions expressed in the review report issued by KPMG Auditores Independentes for the Company's quarterly financial information for the nine-month period ended on September 30, 2019.

São Paulo, November 7, 2019.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Vice President of Finance and Investor Relations

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement Officer

Sidney Rogério Manzaro

Vice-President of Commercial Brazil Market

Alessandro Rosa Bonorino

Vice-President of Human Resources and Shared Services

Rubens Fernandes Pereira

Vice-President of Strategy, Managing and Innovation

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Sustainability

Leonardo Campo Dallorto

Vice-President of Sales & Operations Planning and Supply Chain